Management’s Discussion and Analysis

This Management’s Discussion and Analysis (MD&A) contains important information about our business and our performance for the year ended December 31, 2018. This MD&A should be read in conjunction with our 2018 Audited Consolidated Financial Statements, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

All dollar amounts are in Canadian dollars unless otherwise stated. All percentage changes are calculated using the rounded numbers as they appear in the tables. This MD&A is current as at March 6, 2019 and was approved by RCI’s Board of Directors (the Board). This MD&A includes forward-looking statements and assumptions. See “About Forward-Looking Information” for more information.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

In this MD&A, the first quarter refers to the three months ended March 31, 2018, the second quarter refers to the three months ended June 30, 2018, the third quarter refers to the three months ended September 30, 2018, the fourth quarter refers to the three months ended December 31, 2018, this year refers to the twelve months ended December 31, 2018, and last year refers to the twelve months ended December 31, 2017. All results commentary is compared to the equivalent periods in 2017 or as at December 31, 2017, as applicable, unless otherwise indicated.

Effective January 1, 2018, we adopted new accounting standards that are discussed in “Accounting Policies” in this MD&A. The adoption of IFRS 15, Revenue from contracts with customers (IFRS 15) had a significant effect on our reported results in our Wireless segment. Affected 2017 amounts presented in this MD&A have been restated in accordance with IFRS 15.

Effective January 1, 2018, we redefined our reportable segments and commenced using adjusted EBITDA as our key measure of profit. Affected 2017 amounts presented in this MD&A have been restated. See “Understanding Our Business” for more information.

ABOUT FORWARD-LOOKING INFORMATION

This MD&A includes “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws (collectively, “forward-looking information”), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this MD&A. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information:

•

typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions, although not all forward-looking information includes them;

•

includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors, most of which are confidential and proprietary and that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and

•	was approved by our management on the date of this MD&A.

Our forward-looking information includes forecasts and projections related to the following items, some of which are non-GAAP measures (see “Non-GAAP Measures”), among others:

•	revenue;
•	total service revenue;
•	adjusted EBITDA;
•	capital expenditures;
•	cash income tax payments;
•	free cash flow;
•	dividend payments;
•	the growth of new products and services;
•	expected growth in subscribers and the services to which they subscribe;
•	the cost of acquiring and retaining subscribers and deployment of new services;
•	continued cost reductions and efficiency improvements;
•	traction against our debt leverage ratio; and
•	all other statements that are not historical facts.

Specific forward-looking information included or incorporated in this document includes, but is not limited to, our information and statements under “Financial and Operating Guidance” relating to our 2019 consolidated guidance on revenue, adjusted EBITDA, capital expenditures, and free cash flow. All other statements that are not historical facts are forward-looking statements.

We base our conclusions, forecasts, and projections (including the aforementioned guidance) on the following factors, among others:

•	general economic and industry growth rates;
•	currency exchange rates and interest rates;
•	product pricing levels and competitive intensity;
•	subscriber growth;
•	pricing, usage, and churn rates;
•	changes in government regulation;
•	technology deployment;
•	availability of devices;
•	timing of new product launches;
•	content and equipment costs;
•	the integration of acquisitions; and
•	industry structure and stability.

Except as otherwise indicated, this MD&A and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other

2018 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     13

MANAGEMENT’S DISCUSSION AND ANALYSIS

transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

RISKS AND UNCERTAINTIES

Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including but not limited to:

•	regulatory changes;
•	technological changes;
•	economic conditions;
•	unanticipated changes in content or equipment costs;
•	changing conditions in the entertainment, information, and/or communications industries;
•	the integration of acquisitions;
•	litigation and tax matters;
•	the level of competitive intensity;
•	the emergence of new opportunities; and
•	new interpretations and new accounting standards from accounting standards bodies.

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

BEFORE MAKING AN INVESTMENT DECISION

Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, fully review the sections in this MD&A entitled “Regulation In Our Industry” and “Governance and Risk Management”, as well as our various other filings with Canadian and US securities regulators, which can be found at sedar.com and sec.gov, respectively.

FOR MORE INFORMATION

You can find more information about us, including our Annual Information Form, on our website (investors.rogers.com), on SEDAR (sedar.com), and on EDGAR (sec.gov), or you can e-mail us at investor.relations@rci.rogers.com. Information on or connected to these and any other websites referenced in this document does not constitute part of this MD&A.

You can also find information about our governance practices, corporate social responsibility reporting, a glossary of communications and media industry terms, and additional information about our business at investors.rogers.com.

14     |   ROGERS COMMUNICATIONS INC.  2018 ANNUAL REPORT

Executive Summary

ABOUT ROGERS

Rogers is a leading diversified Canadian communications and media company. We are Canada’s largest provider of wireless voice and data communications services and one of Canada’s leading providers of cable television, high-speed Internet and telephony services to consumers and businesses. Through Rogers Media we are engaged in radio and television broadcasting, sports, televised and online shopping, magazines and digital media. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Almost all of our operations and sales are in Canada. We have a highly skilled and diversified workforce of approximately 26,100 employees. Our head office is in Toronto, Ontario and we have numerous offices across Canada. We report our results of operations in three reportable segments. See “Understanding Our Business” for more information.

2018 HIGHLIGHTS

KEY FINANCIAL INFORMATION

	Years ended December 31
(In millions of dollars, except margins and per share amounts)	2018	2017 (restated) [1]	% Chg
Consolidated
Total revenue	15,096	14,369	5
Total service revenue [2]	12,974	12,550	3
Adjusted EBITDA [3]	5,983	5,502	9
Adjusted EBITDA margin [3]	39.6%	38.3%	1.3 pts

Net income	2,059	1,845	12
Adjusted net income [3]	2,241	1,902	18

Basic earnings per share	$4.00	$3.58	12
Adjusted basic earnings per share [3]	$4.35	$3.69	18

Capital expenditures [4]	2,790	2,436	15
Cash provided by operating activities	4,288	3,938	9
Free cash flow [3]	1,771	1,685	5
Wireless
Service revenue	7,091	6,765	5
Revenue	9,200	8,569	7
Adjusted EBITDA	4,090	3,726	10
Adjusted EBITDA margin	44.5%	43.5%	1.0 pts
Cable [5]
Revenue	3,932	3,894	1
Adjusted EBITDA	1,874	1,819	3
Adjusted EBITDA margin	47.7%	46.7%	1.0 pts
Media
Revenue	2,168	2,153	1
Adjusted EBITDA	196	127	54
Adjusted EBITDA margin	9.0%	5.9%	3.1 pts

[1]	2017 reported figures have been restated applying IFRS 15. See “Accounting Policies”.
[2]	As defined. See “Key Performance Indicators”.
[3]

Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic earnings per share, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[4]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences.
[5]	These figures have been retrospectively amended as a result of our reportable segment realignment. See “Understanding Our Business”.

2018 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     15

MANAGEMENT’S DISCUSSION AND ANALYSIS

KEY PERFORMANCE INDICATORS

	As at or years ended December 31
	2018	2017 (restated) [1]	Chg
Subscriber results (in thousands) [2]
Wireless postpaid net additions	453	354	99
Wireless prepaid net (losses) additions	(152)	61	(213)
Wireless subscribers	10,783	10,482	301

Internet net additions [3]	109	95	14
Internet subscribers [3]	2,430	2,321	109

Television net losses	(55)	(80)	25
Television subscribers	1,685	1,740	(55)

Phone net additions	8	14	(6)
Phone subscribers	1,116	1,108	8

Total service unit net additions [3,4]	62	29	33
Total service units [3,4]	5,231	5,169	62
Additional Wireless metrics [2]
Postpaid churn (monthly)	1.10%	1.20%	(0.10 pts )
Blended ABPU (monthly)	$64.74	$62.31	$2.43
Blended ARPU (monthly) [5]	$55.64	$54.23	$1.41
Ratios
Capital intensity [2]	18.5%	17.0%	1.5 pts
Dividend payout ratio of net income [2]	48.0%	53.6%	(5.6 pts )
Dividend payout ratio of free cash flow [2,6]	55.8%	58.6%	(2.8 pts )
Return on assets [2]	6.5%	6.1%	0.4 pts
Debt leverage ratio [6]	2.5	2.7	(0.2)
Employee-related information
Total active employees (approximate)	26,100	24,500	1,600

[1]	Certain 2017 reported figures have been restated applying IFRS 15. See “Accounting Policies”.
[2]	As defined. See “Key Performance Indicators”.
[3]	These figures have been retrospectively amended as a result of our reportable segment realignment. See “Understanding Our Business”.
[4]	Includes Internet, Television, and Phone subscribers.
[5]	Blended ARPU has been restated for 2017 using revenue recognition policies in accordance with IFRS 15.
[6]

Dividend payout ratio of free cash flow and debt leverage ratio are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

16     |   ROGERS COMMUNICATIONS INC.  2018 ANNUAL REPORT

FINANCIAL HIGHLIGHTS

HIGHER REVENUE

•	Revenue increased by 5% this year, primarily driven by Wireless service revenue growth of 5%.
•

Wireless service revenue increased largely as a result of our balanced approach to continue monetizing the increasing demand for data along with a disciplined approach around subscriber base management.

•

Cable revenue increased marginally as a result of the 7% increase in Internet revenue, due to the general movement of customers to higher speed and usage tiers, the impact of Internet service pricing changes, and a larger subscriber base. The increase was partially offset by lower Television and Phone revenue, primarily due to Television subscriber losses over the past year and the impact of promotional pricing provided to subscribers. We continue to see an ongoing shift in product mix to higher-margin Internet services, with 60% of our residential Internet base at the end of 2018 on plans with download speeds of 100 megabits per second or higher compared to 54% at the end of last year.

•

Media revenue increased marginally as a result of higher revenue at the Toronto Blue Jays, primarily due to a distribution from Major League Baseball, and higher network subscription revenue, partially offset by lower overall advertising revenue.

HIGHER ADJUSTED EBITDA

•

Adjusted EBITDA increased 9% this year, with a consolidated adjusted EBITDA margin of 39.6%, an expansion of 130 basis points. This increase was primarily driven by Wireless, with a 100 basis point expansion to 44.5%, and Cable, with a 100 basis point expansion to 47.7%.

•

Wireless adjusted EBITDA increased 10% this year as a result of strong flow-through of the service revenue growth described above, partially offset by higher expenditures associated with increased subscriber volumes and costs of devices.

•	Cable adjusted EBITDA increased 3% this year as a result of strong Internet revenue growth, the ongoing product mix shift to higher-margin Internet services, and various cost efficiencies.
•

Media adjusted EBITDA increased 54% this year primarily as a result of increased revenue as discussed above and lower operating expenses from improvements made to our cost structure across the divisions, which led to a margin of 9.0%, up 310 basis points from last year.

HIGHER NET INCOME AND ADJUSTED NET INCOME

•

Net income increased 12% primarily as a result of higher adjusted EBITDA, partially offset by higher associated income tax expense, higher depreciation and amortization, and higher restructuring, acquisition and other costs. See “Review of Consolidated Performance” for more information.

•	Adjusted net income increased 18% this year as a result of higher adjusted EBITDA, partially offset by higher depreciation and amortization.

SUBSTANTIAL FREE CASH FLOW SUPPORTS FINANCIAL FLEXIBILITY

•

Our substantial cash flow generation enabled us to reduce outstanding net debt, continue to make investments in our network, and return substantial dividends to shareholders. We paid $988 million in dividends in 2018 and announced a 4.2% increase in our annualized dividend rate in January 2019.

•

Our cash provided by operating activities increased by 9% this year, primarily as a result of higher net income and lower income taxes paid, partially offset by the net change in contract asset balances. Free cash flow increased 5% this year to $1,771 million as a result of higher adjusted EBITDA, partially offset by higher capital expenditures.

•	Our debt leverage ratio improved to 2.5 as at December 31, 2018 from 2.7 as at December 31, 2017, driven by lower adjusted net debt and higher adjusted EBITDA.
•

Our overall weighted average cost of borrowings was 4.45% as at December 31, 2018 (2017 – 4.70%) and our overall weighted average term to maturity on our debt was 10.7 years as at December 31, 2018 (2017 – 9.9 years).

•

We ended the year with approximately $2.4 billion of available liquidity (2017 – $2.7 billion) including $1.6 billion available under our bank and letter of credit facilities (2017 – $2.3 billion), $0.4 billion (2017 – $0.4 billion) available under our $1.05 billion accounts receivable securitization program, and $0.4 billion (2017 - nil) in cash and cash equivalents.

2018 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     17

MANAGEMENT’S DISCUSSION AND ANALYSIS

Understanding Our Business

Rogers is a leading diversified Canadian communications and media company.

THREE REPORTABLE SEGMENTS

We report our results of operations in three reportable segments. Each segment and the nature of its business are as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable	Cable telecommunications operations, including Internet, television, telephony (phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the enterprise, public sector, and carrier wholesale markets.
Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, digital media, and publishing.

See “Capability to Deliver Results” for more information about our extensive wireless and cable networks and significant wireless spectrum position.

Wireless and Cable are operated by our wholly-owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain of our other wholly-owned subsidiaries. Media is operated by our wholly-owned subsidiary, Rogers Media Inc., and its subsidiaries.

Effective January 1, 2018, we redefined our reportable segments as a result of technological evolution and the increased overlap between the various product offerings within our legacy Cable and legacy Business Solutions reportable segments, as well as how we allocate resources amongst, and the general management of, our reportable segments. The results of our legacy Cable segment, legacy Business Solutions segment, and our Smart Home Monitoring products are presented within a redefined Cable segment. Financial results related to our Smart Home Monitoring products were previously reported within Corporate items and intercompany eliminations. We have retrospectively amended our 2017 comparative segment results to account for this redefinition.

Additionally, effective January 1, 2018, we commenced using adjusted EBITDA as the key measure of profit for the purpose of assessing performance for each segment and to make decisions about the allocation of resources. This measure replaced our previous adjusted operating profit non-GAAP measure. We believe adjusted EBITDA more fully reflects segment and consolidated profitability. The difference between adjusted operating profit and adjusted EBITDA is that adjusted EBITDA includes stock-based compensation expense. Use of this measure changed our definition of free cash flow. Adjusted EBITDA and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

PRODUCTS AND SERVICES

WIRELESS

Rogers is a Canadian leader in delivering a range of innovative wireless network technologies and services. Our postpaid and prepaid wireless services are offered under the Rogers, Fido, and chatr brands, and provide consumers and businesses with the latest wireless devices, services, and applications including:

•	mobile and fixed high-speed Internet access;
•	wireless voice and enhanced voice features;
•	wireless home phone;
•	device protection;
•	text messaging;
•	e-mail;
•	global voice and data roaming, including Roam Like Home and Fido Roam;
•	bridging landline phones with wireless phones through products like Rogers Unison;
•	machine-to-machine solutions and Internet of Things (IoT) solutions; and
•	advanced wireless solutions for businesses.

CABLE

Our cable network provides an innovative and leading selection of high-speed broadband Internet access, digital television and online viewing, phone, and advanced home Wi-Fi services to consumers in Ontario, New Brunswick, and on the island of Newfoundland. We also provide services to businesses and enterprises across Canada that aim to meet the increasing needs of today’s critical business applications. In 2018, we launched our new all-IP television product, Ignite TV, to our entire Ontario Cable footprint. Ignite TV, which is licensed from Comcast Corporation (Comcast), delivers a high-value, premium service with advanced features and video experiences and is the foundation to a robust product roadmap of innovation leading to a truly connected home service.

We intend to adopt Comcast’s new Digital Home solution as a first step on our innovation roadmap. This whole-home networking solution will provide customers with a simple, fast, and intuitive way to control and manage their connected devices. The cloud-based platform will link to the new Data Over Cable Service Interface Specifications (DOCSIS) 3.1 Wi-Fi gateway devices to deliver fast, reliable connectivity in the home and will allow customers to easily add and control devices, pair Wi-Fi extenders that boost signal strength, and use voice controls to see who is on the network, all in a safe and secure manner.

Internet services include:

•	Internet access (including basic and unlimited usage packages), security solutions, and e-mail;
•	access speeds of up to one gigabit per second (Gbps), covering our entire Cable footprint;

18     |   ROGERS COMMUNICATIONS INC.  2018 ANNUAL REPORT

•	Rogers Ignite and Fido Internet unlimited packages, combining fast and reliable speeds with the freedom of unlimited usage and options for self-installation; and
•	Rogers Smart Home Monitoring, offering services such as monitoring, security, automation, energy efficiency, and smart control through a smartphone app.

Television services include:

•	local and network TV, made available through traditional digital or IP-based Ignite TV, including starter and premium channel packages along with à la carte channels;
•	on-demand television;
•	cloud-based digital video recorders (DVRs) available with Ignite TV services;
•	voice-activated remote controls, restart features, and integrated apps such as YouTube and Netflix on Ignite TV;
•	personal video recorders (PVRs), including Whole Home PVR and 4K PVR capabilities;
•	Download and Go, the ability to download recorded programs onto your smartphone or tablet to watch at a later time using the Ignite TV app;
•	linear and time-shifted programming;
•	digital specialty channels;
•	4K television programming, including regular season Toronto Blue Jays home games and select marquee National Hockey League (NHL) and National Basketball Association (NBA) games; and
•	televised content delivered on smartphones, tablets, and personal computers through the Ignite TV or Rogers Anyplace TV apps.

Phone services include:

•	residential and small business local telephony service; and
•	calling features such as voicemail, call waiting, and long distance.

Enterprise services include:

•

voice, data networking, Internet protocol (IP), and Ethernet services over multi-service customer access devices that allow customers to scale and add services, such as private networking, Internet, IP voice, and cloud solutions, which blend seamlessly to grow with their business requirements;

•

optical wave, Internet, Ethernet, and multi-protocol label switching services, providing scalable and secure metro and wide area private networking that enables and interconnects critical business applications for businesses that have one or many offices, data centres, or points of presence (as well as cloud applications) across Canada;

•	simplified information technology (IT) and network technologies with security-embedded, cloud-based, professionally-managed solutions; and
•	extensive wireless and cable access networks services for primary, bridging, and back-up connectivity.

MEDIA

Our portfolio of Media assets reaches Canadians from coast to coast.

In Sports Media and Entertainment, we own the Toronto Blue Jays, Canada’s only Major League Baseball (MLB) team, and the Rogers Centre event venue, which hosts the Toronto Blue Jays’ home games, concerts, trade shows, and special events.

Our NHL Agreement, which runs through the 2025-2026 NHL season, allows us to deliver unprecedented coverage of professional hockey, with more than 1,200 regular season games per season streamed across television, smartphones, tablets, and the Internet, both through traditional streaming services as well as Rogers NHL LIVE (formerly Rogers NHL GameCentre LIVE). It also grants Rogers national rights on those platforms to the Stanley Cup Playoffs and Stanley Cup Final, all NHL-related special events and non-game events (such as the NHL All-Star Game and the NHL Draft), rights to sublicense broadcasting rights to Groupe TVA and the Canadian Broadcasting Corporation (CBC), and rights to use the Hockey Night In Canada brand through a sublicense agreement.

In Television, we operate several conventional and specialty television networks:

•	Sportsnet’s four regional stations along with Sportsnet ONE, Sportsnet 360, and Sportsnet World;
•	City network, which, together with affiliated stations, has broadcast distribution to approximately 83% of Canadian individuals;
•	OMNI multicultural broadcast television stations, including OMNI Regional, which provide multilingual newscasts nationally to all digital basic television subscribers;
•	specialty channels that include FX (Canada), FXX (Canada), and Outdoor Life Network (OLN); and
•	TSC, Canada’s only nationally televised shopping channel, which generates a significant and growing portion of its revenue from online sales.

In Radio, we operate 55 AM and FM radio stations in markets across Canada, including popular radio brands such as 98.1 CHFI, 680 NEWS, Sportsnet The FAN, KiSS, JACK FM, and SONiC.

We also offer a range of digital services and products, including:

•	our digital sports-related assets, including Rogers NHL LIVE, Sportsnet NOW, and Sportsnet NOW+;
•	many well-known consumer brands, such as Maclean’s, Chatelaine, Today’s Parent, and Hello! Canada; and
•	a range of other websites, apps, podcasts, and digital products associated with our various brands and businesses.

OTHER

We offer the Rogers World Elite Mastercard, Rogers Platinum Mastercard, and the Fido Mastercard, credit cards that allow customers to earn cashback rewards points on credit card spending.

OTHER INVESTMENTS

We hold interests in a number of associates and joint arrangements, some of which include:

•

our 37.5% ownership interest in Maple Leaf Sports & Entertainment Ltd. (MLSE), which owns the Toronto Maple Leafs, the Toronto Raptors, Toronto FC, the Toronto Argonauts, and the Toronto Marlies, as well as various associated real estate holdings; and

•	our 50% ownership interest in Glentel Inc. (Glentel), a large provider of multicarrier wireless and wireline products and services with several hundred Canadian retail distribution outlets.

We also hold a number of interests in marketable securities of publicly traded companies, including Cogeco Inc. and Cogeco Communications Inc.

2018 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     19

MANAGEMENT’S DISCUSSION AND ANALYSIS

COMPETITION

Competition in the telecommunications industry continues to intensify, with national, regional, and reseller players giving consumers a broader choice in service providers and plan offerings. This puts downward pressure on pricing, potentially reducing profit margins, and could also affect our subscriber churn.

Traditional wireline telephony and television services are now offered over the Internet. This has allowed more non-traditional providers to enter the market and has changed how traditional providers compete. This is changing the mix of packages and pricing that service providers offer and could affect churn levels.

In the media industry, there continues to be a shift towards digital and online media consumption; advertisers are directing more advertising dollars to those media channels. In addition, we now compete with a range of digital and online media companies, including large global companies.

WIRELESS

We compete on customer experience, price, quality of service, scope of services, network coverage, sophistication of wireless technology, breadth of distribution, selection of devices, and branding and positioning.

•

Wireless technology – our extensive long-term evolution (LTE) network caters to customers seeking the increased capacity and speed it provides. We compete with BCE Inc. (Bell), TELUS Corporation (Telus), Shaw Communications Inc. (Shaw), Videotron, SaskTel, and Eastlink Inc. (Eastlink), all of whom operate LTE networks. We also compete with these providers on high-speed packet access (HSPA) and global system for mobile communications (GSM) networks and with providers that use alternative wireless technologies, such as Wi-Fi “hotspots” and mobile virtual network operators (MVNO), such as Primus.

•

Product, branding, and pricing – we compete nationally with Bell, Telus, and Shaw, including their flanker brands Virgin Mobile (Bell), Lucky Mobile (Bell), Koodo (Telus), Public Mobile (Telus), and Freedom Mobile (Shaw). We also compete with various regional players and resellers.

•	Distribution of services and devices – we compete with other service providers for dealers, prime locations for our own stores, and third-party retail distribution shelf space.
•	Wireless networks – consolidation amongst regional players, or with incumbent carriers, could alter the regional or national competitive landscapes for Wireless.
•	Inbound roaming – we compete with other major national carriers to provide service to international operators who have customers who roam while in Canada.
•

Spectrum – Innovation, Science and Economic Development Canada (ISED Canada) has announced a 600 MHz spectrum licence auction, to take place in March 2019, and future high-frequency spectrum licence auctions in the next one to two years. The outcome of these auctions may increase competition. See “Regulation In Our Industry” for more information.

CABLE

Internet

We compete with other Internet service providers (ISPs) that offer residential high-speed Internet access services. Rogers and Fido high-speed Internet services compete directly with, among others:

•	Bell and Bell Aliant’s Internet services in Ontario, New Brunswick, and on the island of Newfoundland; and
•	various resellers using wholesale telecommunication company digital subscriber line (DSL) and cable Third-Party Internet Access (TPIA) services in local markets.

A number of different players in the Canadian market also compete for enterprise network and communications services. There are relatively few national providers, but each market has its own competitors that usually focus on the geographic areas where they have the most extensive networks. In the enterprise market, we compete with facilities- and non-facilities-based telecommunications service providers. In markets where we own network infrastructure, we compete with incumbent fibre-based providers. Our main competitors are as follows:

•	Ontario – Bell, Cogeco Data Services, and Zayo;
•	Quebec – Bell, Telus, and Videotron;
•	Atlantic Canada – Bell Aliant and Eastlink; and
•	Western Canada – Shaw and Telus.

Television

We compete with:

•	other Canadian multi-channel broadcast distribution undertakings (BDUs), including Bell, Shaw, and other satellite and IPTV providers;
•	over-the-top (OTT) video offerings through providers like Netflix, YouTube, Hulu, Apple, Amazon Prime Video, Crave, Google, and other channels streaming their own content; and
•

over-the-air local and regional broadcast television signals received directly through antennas, the illegal distribution of Canadian and international channels via video streaming boxes, and the illegal reception of US direct broadcast satellite services.

Phone

We compete with:

•	Bell and Bell Aliant’s wireline phone service in Ontario, New Brunswick, and on the island of Newfoundland;
•

incumbent local exchange carrier (ILEC) local loop resellers and voice over IP (VoIP) service providers (such as Primus and Comwave), other VoIP-only service providers (such as Vonage and Skype), and other voice applications riding over the Internet access services of ISPs; and

•	substitution of wireline for wireless products, including mobile phones and wireless home phone products.

20     |   ROGERS COMMUNICATIONS INC.  2018 ANNUAL REPORT

MEDIA

Competition in Sports Media and Entertainment includes other:

•	televised and online sports broadcasters;
•	Toronto professional teams, for attendance at Toronto Blue Jays games;
•	MLB teams, for Toronto Blue Jays players and fans;
•	local sporting and special event venues;
•	professional sports teams, for merchandise sales revenue; and
•	new digital sports media companies.

Television and specialty services compete for viewers and advertisers with:

•	other Canadian television stations that broadcast in their local markets, including those owned and operated by the CBC, Bell Media, and Corus Entertainment;
•	other specialty channels;
•	distant Canadian signals and US border stations, given the time-shifting capability available to subscribers;
•	other media, including newspapers, magazines, radio, and outdoor advertising; and
•	content available on the Internet, such as web-based streaming services.

Our radio stations compete mainly with individual stations in local markets, but they also compete with:

•	other large, national radio operators, including the CBC, Bell Media, Corus Entertainment, and satellite radio operator SiriusXM;
•	broadcast and Internet radio platforms, such as iHeartRadio, which combine free, on-demand music services with the availability of live radio broadcasts and podcasts;
•	iTunes Music, Spotify, Radioplayer Canada, and comparable apps, which allow free or paid music and radio streaming directly from users’ smartphones;
•	other media, including newspapers, magazines, television, and outdoor advertising; and
•	new technologies, such as online web information services, digital assistants, music downloading, and portable media players.

TSC competes with:

•	retail stores;
•	Internet, catalogue, and direct mail retailers;
•	infomercials that sell products on television; and
•	other television channels, for channel placement, viewer attention, and loyalty.

Our digital media and publishing products compete for readership and advertisers with:

•	other Canadian magazines, both digital and printed;
•	foreign, mostly US, titles that sell directly into Canada, both digital and printed;
•	online information and entertainment websites and apps, including digital news services, streaming services, and content available via social networking services; and
•	other traditional media, such as TV and radio.

INDUSTRY TRENDS

The telecommunications industry in Canada and our reporting segments are affected by various overarching trends relating to changing technologies, consumer demands, economic conditions, and regulatory developments. See “Risks and Uncertainties Affecting Our Business” and “Regulation In Our Industry” for more information. Below is a summary of the industry trends affecting our specific reportable segments.

WIRELESS TRENDS

More sophisticated wireless networks and devices and the rise of multimedia and Internet-based applications are making it easier and faster to receive data, driving growth in wireless data services. Consumer demand for mobile devices, digital media, and on-demand content is pushing providers to build networks that can support the expanded use of applications, mobile video, messaging, and other wireless data. Mobile commerce continues to increase as more devices and platforms adopt secure technology to facilitate wireless transactions.

Wireless providers are investing in the next generation of broadband wireless data networks, such as Licensed Assisted Access, 4.5G, and future 5G technologies, to support the growing data demand and new products and applications.

Wireless market penetration in Canada is approximately 87% of the population and is expected to continue growing, per International Data Corporation’s August 2018 Market Forecast Report.

The Canadian Radio-television and Telecommunications Commission (CRTC) Wireless Code has limited consumer wireless term contracts to two years from three years, which has resulted in a greater number of customers completing and renewing contracts at any given time. Shorter-term contracts allow less time for carriers to recover subsidies.

Subscribers are increasingly bringing their own devices or keeping their existing devices longer and therefore may not enter into term contracts for wireless services. This may negatively impact our subscriber churn, but may create gross addition subscriber opportunities as a result of increased churn from other carriers. This also may negatively impact the monthly service fees charged to subscribers.

Wireless providers are collaborating with OTT services to offer their customers unique, value-added benefits and service options.

CABLE TRENDS

Technology advancement, non-traditional competitors, consumer behaviours, and regulatory advancement are key areas influencing Cable. The Internet and social media are increasingly being used as a substitute for wireline telephone services, and televised content is increasingly available online. Downward Television tier migration (cord shaving) and Television cancellation with the intent of substitution (cord cutting) appear to be on the rise with increased adoption of OTT services, such as Apple TV, Netflix, and Android-based TV boxes. The CRTC’s decision to lower wholesale Internet access rates may also adversely affect companies that wholesale Internet services.

Broadcast television technology continues to improve with 4K TV broadcasts, and high dynamic range (HDR) for higher resolution and improved video image colour and saturation.

2018 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     21

MANAGEMENT’S DISCUSSION AND ANALYSIS

The CRTC Basic Telecommunications Services decision established several criteria to improve Internet access for Canadian residents and businesses. As a result, the CRTC believes fixed broadband subscribers should have access to speeds of at least 50 Mbps download and 10 Mbps upload, and access to a service with an unlimited data allowance.

The CRTC is considering creating a new code of conduct for Internet services in order to establish guidelines for consumer interactions with their ISPs.

Our digital cable and VoIP telephony services compete with competitor IPTV deployments and non-facilities-based service providers, respectively, which continue to increase competitive intensity that have and may continue to negatively impact the industry.

Cable and wireline companies are expanding their service offerings to include faster broadband Internet. Canadian companies, including Rogers, are increasingly offering download speeds of 1 Gbps and Internet offerings with unlimited bandwidth. Consumers are demanding ever-faster speeds for streaming online media, playing online video games, and for their ever-growing number of connected devices. In order to help facilitate these speeds, cable and wireline companies are shifting their networks towards higher speed and capacity DOCSIS 3.1 and fibre-to-the-home (FTTH) technologies. These technologies provide faster potential data communication speeds than earlier technologies, allowing both television and Internet signals to reach consumers more quickly in order to sustain reliable speeds to address the increasing number of Internet-capable devices.

Our enterprise customers use fibre-based access and cloud computing to capture and share information in more secure and accessible environments. This, combined with the rise of multimedia and Internet-based business applications, is driving exponential growth in data demand.

Enterprises and all levels of government are transforming data centre infrastructure by moving toward virtual data storage and hosting. This is driving demand for more advanced network functionality, robust, scalable services, and supportive dynamic network infrastructure.

Canadian wireline companies are dismantling legacy networks and investing in next generation platforms and data centres that combine voice, data, and video solutions onto a single distribution and access platform. As next generation platforms become more popular, our competition will begin to include systems integrators and manufacturers.

Our enterprise customers are using third parties to increase security for their data and information to address cyber threats and other information security risks.

Devices and machines are becoming more interconnected and there is more reliance on the Internet and other networks to facilitate updates and track usage.

MEDIA TRENDS

Access to live sports and other premium content has become even more important for acquiring and retaining audiences that in turn attract advertisers and subscribers. Therefore, ownership of content and/or long-term agreements with content owners has also become increasingly important to media companies. Leagues, teams, networks, and new digital entrants are also experimenting with the delivery of live sports content through online, social, and virtual platforms, while non-traditional sports are also growing in mindshare.

Consumer demand for digital media, mobile devices, and on-demand content is increasing and media products, such as magazines, have experienced significant digital uptake, requiring industry players to increase their efforts in digital content and capabilities in order to compete. This trend is also causing advertisers to shift their spending from conventional TV and print publishing to digital platforms.

Competition has changed and traditional media assets in Canada are increasingly being controlled by a small number of competitors with significant scale and financial resources in order to compete with digital competitive factors. Technology has allowed new entrants and even individuals to become media players in their own right.

Some players have become more vertically integrated across both traditional and emerging platforms. Relationships between providers and purchasers of content have become more complex. Global aggregators have also emerged and are competing for both content and viewers.

22     |   ROGERS COMMUNICATIONS INC.  2018 ANNUAL REPORT

Our Strategy, Key Performance Drivers, and Strategic Highlights

As part of our overall strategy and related priorities, we set corporate objectives each year to measure progress on our long-term strategic priorities and address short-term opportunities and risks.

OUR STRATEGIC PRIORITIES

Our strategy builds on our many strengths, including our unique mix of network and media assets. Our focus is clear: deliver a best-in-class customer experience, grow the core business, and deliver industry-leading shareholder value.

To achieve these goals, our strategic priorities are as follows:

•	Create best-in-class customer experiences by putting our customers first in everything we do;
•	Invest in our networks and technology to deliver leading performance and reliability;
•	Deliver innovative solutions and compelling content that our customers will love;
•	Drive profitable growth in all the markets we serve;
•	Develop our people and a high performance culture; and
•	Be a strong, socially responsible leader in our communities across Canada.

CREATE BEST-IN-CLASS CUSTOMER EXPERIENCES BY PUTTING OUR CUSTOMERS FIRST IN EVERYTHING WE DO

Everything starts and ends with our customer, so improving their experience is core to our strategy. We obsess over our customers’ end-to-end service experiences by listening carefully to the voice of our customers and the voice of our front-line. We will continue to focus on making things clear, simple, and fair for our customers while we continue building our digital capabilities so our customers have reliable and consistent experiences across our channels.

INVEST IN OUR NETWORKS AND TECHNOLOGY TO DELIVER LEADING PERFORMANCE AND RELIABILITY

We believe that networks are the lifeblood of our business and world-class performance is critical to our future. Our plan is to deliver high-performing network services with a focus on core performance and reliability. Our investments in our cable network will allow us to continue to improve Cable Internet performance and reliability. Accelerated investments in our wireless network will ensure we keep up with our customers’ growing data demands while setting the stage for a smooth evolution to 5G.

DELIVER INNOVATIVE SOLUTIONS AND COMPELLING CONTENT THAT OUR CUSTOMERS WILL LOVE

Innovation has always been a part of our DNA. We strive to deliver compelling products and innovative solutions to our customers that make their lives easier. We will do this by leveraging proven technologies and remarkable innovations from across the globe, making them more cost-effective for us.

Rogers has some of the most sought-after media assets in Canada, including a deep roster of leading sports assets, top radio stations, and award-winning television programming. Canadians expect to be able to consume the content they want, when and where they want. We will continue to invest in delivering the content our audiences value and want most, delivered on their screens of choice.

DRIVE PROFITABLE GROWTH IN ALL THE MARKETS WE SERVE

The overarching goal of our strategy is to accelerate revenue growth in a sustainable way and translate it into strong margins, profit, free cash flow, an increasing return on assets, and returns to shareholders. Our focus is on our core growth drivers while developing a strong capability in cost management to support investments to fuel our future.

DEVELOP OUR PEOPLE AND A HIGH PERFORMANCE CULTURE

Our people and our culture are the heart and soul of our success, and their passion for our customers and our company is truly incredible. Our strategy is to invest more in our people through training and development programs and to establish clear accountabilities for all employees. We are working to strengthen our employment brand and to make Rogers a top employer known for attracting and retaining the best talent. This means fostering an open, trusting, and diverse workplace grounded in accountability and performance.

BE A STRONG, SOCIALLY RESPONSIBLE LEADER IN OUR COMMUNITIES ACROSS CANADA

Giving back where we live and work is an important part of who we are. Our goal is to be a relevant and respected community leader in each region of our country. This means leveraging our strong local teams to be active and engaged volunteers in our communities and to deliver a strong, regionally empowered program.

2018 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     23

MANAGEMENT’S DISCUSSION AND ANALYSIS

2018 OBJECTIVES

For 2018, we set forth the following objectives related to our strategic priorities.

Strategic Priority	2018 Objectives
Create best-in-class customer experiences by putting our customers first in everything we do

Improve our end-to-end customer experience by improving critical end-to-end processes; investing in multi-channel capabilities; simplifying frontline tools; and delivering online tools and apps to improve our customers’ experiences

Invest in our networks and technology to deliver leading performance and reliability	Deliver improved network performance and system stability by improving the performance and reliability of both our wireless and cable networks
Deliver innovative solutions and compelling content that our customers will love	Deliver solutions that will grow our core business through a smooth launch of Ignite TV and the delivery of other innovative content solutions and compelling content
Drive profitable growth in all the markets we serve	Achieve our 2018 financial targets while at the same time investing to support future growth and driving a focus on cost management and margin improvement
Develop our people and a high performance culture

Make Rogers one of the best places to work in Canada by strengthening our employment brand; supporting the personal and career development of our leaders and teams; improving the employee experience, especially for our frontline team; and evolving our incentive plans to drive a “customer first” culture

Be a strong, socially responsible leader in our communities across Canada

Develop a better local presence in our key regional markets through the launch of our Give Together Community Investment program; the delivery of a strong, regionally empowered program and plan; and the expansion of Internet service for all Canadians

KEY PERFORMANCE DRIVERS AND 2018 STRATEGIC HIGHLIGHTS

The following achievements display the progress we made towards meeting our refocused strategic priorities and the objectives we set along with them, as discussed above.

CREATE BEST-IN-CLASS CUSTOMER EXPERIENCES BY PUTTING OUR CUSTOMERS FIRST IN EVERYTHING WE DO

•	Attracted our highest number of Wireless postpaid net additions and realized our lowest annual Wireless postpaid churn rate since 2009.
•	Invested in the modernization of our Fido and Rogers retail stores.
•	Renewed our focus on digital self-serve, growing our customer digital adoption rate and allowing our customers to access their accounts and purchase new products with ease.
•	Increased customer experience metrics to account for 50% of our 2018 company-wide bonus plan.

INVEST IN OUR NETWORKS AND TECHNOLOGY TO DELIVER LEADING PERFORMANCE AND RELIABILITY

•	Invested in LTE Advanced network technology for wireless network capacity and performance.
•	Worked with Ericsson, the North American 5G partner of choice, to densify our network with small and macro cell sites and upgrade our 4.5G network with the latest 5G-ready technology.
•	Launched a three-year partnership with the University of British Columbia (UBC) to create Canada’s first real-world 5G hub on UBC’s campus, facilitating research and developing 5G applications.
•	Received the 2018 Speedtest® Award for Canada’s Fastest Internet by Ookla®, a global leader in fixed broadband and mobile network testing, following ongoing investment in our network.

24     |   ROGERS COMMUNICATIONS INC.  2018 ANNUAL REPORT

DELIVER INNOVATIVE SOLUTIONS AND COMPELLING CONTENT THAT OUR CUSTOMERS WILL LOVE

•	Launched Ignite TV to our Cable footprint in Ontario and launched employee trials in our Atlantic Canada Cable footprint.
•	Invested almost $700 million to produce and create Canadian entertainment, news, and sports programming during the 2018 broadcast year.
•	For the fourth consecutive year, Sportsnet was ranked Canada’s number-one sports media brand.
•	Celebrated 50 years of local programming through Rogers TV.
•

Expanded our presence in local markets with the introduction of CityNews in Vancouver, Montreal, and Calgary, the acquisition of 102.1 CJCY in Medicine Hat, and the launch of hyper-local news sites in Ottawa and Kitchener in partnership with Village Media.

•

Successfully completed the fourth year of our exclusive 12-year national NHL Agreement, reaching an audience of 24.6 million during the 2018 Stanley Cup Playoffs, including the most watched Stanley Cup Final since 2014.

DRIVE PROFITABLE GROWTH IN ALL THE MARKETS WE SERVE

•	Achieved our 2018 guidance targets after raising our adjusted EBITDA guidance in the third quarter. See “Financial and Operating Guidance” for more information.
•	Grew total revenue by 5% and adjusted EBITDA by 9%.
•	Delivered total shareholder return of 12.5% in 2018, 21 percentage points above the TSX Composite Index return.

DEVELOP OUR PEOPLE AND A HIGH PERFORMANCE CULTURE

•	Achieved a best-in-class employee engagement score.
•

Recognized as one of Canada’s Top 100 Employers for 2018, for the 6th year in a row, including recognition as one of the Greater Toronto Area’s Top Employers, a Top Employer for Young People, a Best Diversity Employer, and one of Canada’s Greenest Employers, in reports released by Mediacorp Inc.

•	Recognized as one of Canada’s 50 Most Engaged Workplaces for 2018 by Achievers.
•	Achieved female representation of 30% for executive positions of Vice President and above.
•

Named to the 2018 Bloomberg Gender-Equality Index (GEI) in January 2018, which shared data on over 100 companies who lead in gender equality around the world. The GEI looks at our internal statistics, policies, engagement, and other gender-conscious programs that reflect our commitment to advancing women in the workplace and marketplace.

BE A STRONG, SOCIALLY RESPONSIBLE LEADER IN OUR COMMUNITIES ACROSS CANADA

•	Invested over $60 million in our communities through cash and in-kind donations to various charitable organizations and causes.
•

Awarded 313 scholarships through our community partners and to dependents of our hard-working employees. Additionally, this program provided 105 grants to community organizations across the country that provide innovative and educational programs for youth.

•

Volunteered over 20,000 hours to local charities across Canada, including through our first-ever Give Together Volunteer Days, where team members gave over 10,000 hours of support to over 50 charitable organizations.

•	Raised over $2.5 million from our second annual employee giving campaign, Give Together Month, where Rogers matched employee donations to the charity of their choice, up to $1,000 each.
•

Released Rogers’ 2018 Transparency Report, which outlines how we share customer information in response to requests from legal authorities as part of our obligation to contribute to public safety while protecting our customers’ privacy.

•

Expanded access to Connected for Success, a program offering access to affordable, high-speed Internet to over 200,000 low-income Canadian households through 300 subsidized housing partners across our cable footprint.

•	Became a participating partner in Connecting Families, a low-cost Government of Canada Internet initiative.

2018 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     25

MANAGEMENT’S DISCUSSION AND ANALYSIS

2019 OBJECTIVES

Strategic Priority	2019 Objectives
Create best-in-class customer experiences by putting our customers first in everything we do

Improve our end-to-end customer experience by creating frictionless multi-channel capabilities; invest in distribution improvements; simplify frontline tools; and deliver personalized online tools and apps to improve our customers’ experiences

Invest in our networks and technology to deliver leading performance and reliability	Deliver network performance and a system stability plan that supports our 5G and Connected Home roadmaps by increasing our fibre deployments, densifying our network, and modernizing our IT systems
Deliver innovative solutions and compelling content that our customers will love

Deliver solutions that will grow our core businesses by expanding our 5G network capabilities, extending our Ignite Connected Home products, and growing our compelling content and data-driven advertising solutions

Drive profitable growth in all the markets we serve	Drive company-wide financial results by achieving our financial goals and 2019 guidance while investing to support future growth and driving a focus on cost management and margin improvement
Develop our people and a high performance culture	Build our culture and our reputation by cultivating strong, accountable leaders in a high-performing culture, sustaining and growing best-in-class engagement, and becoming a destination for talent
Be a strong, socially responsible leader in our communities across Canada	Become a strong home team in each region by growing our community investment and giving program, building on our regional focus, and supporting our rural and affordable access agenda

26     |   ROGERS COMMUNICATIONS INC.  2018 ANNUAL REPORT

FINANCIAL AND OPERATING GUIDANCE

We provide consolidated annual guidance ranges for selected financial metrics on a basis consistent with the annual plans approved by the Board.

2018 ACHIEVEMENTS AGAINST GUIDANCE

The following table outlines guidance ranges that we had previously provided and our actual results and achievements for the selected full-year 2018 financial metrics.

(In millions of dollars, except percentages)	2017 (restated)[1]	2018 Guidance Ranges	2018 Actual		Achievement
Consolidated Guidance [2]
Revenue	14,369	Increase of 3% to 5%	15,096	5.1%	✓

Adjusted EBITDA [3]	5,502	Increase of 7% to 9%	5,983	8.7%	✓

Capital expenditures [4]	2,436	2,650 to 2,850	2,790	n/m	✓

Free cash flow [3]	1,685	Increase of 5% to 7%	1,771	5.1%	✓

n/m	— not meaningful
[1]	2017 reported figures have been restated applying IFRS 15. See “Accounting Policies”.
[2]

The table outlines guidance ranges for selected full-year 2018 consolidated financial metrics provided in our January 25, 2018 earnings release and subsequently updated on October 19, 2018. Guidance ranges presented as percentages reflect percentage increases over 2017 actual results.

[3]

Adjusted EBITDA and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[4]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences.

2019 FULL-YEAR CONSOLIDATED GUIDANCE

For the full-year 2019, we expect steady growth in revenue and adjusted EBITDA to drive higher free cash flow, despite higher capital expenditures. In 2019, we expect to have the financial flexibility to maintain our network advantages, to further reduce debt, and to continue to return cash to shareholders.

(In millions of dollars, except percentages)	2018 Actual	2019 Guidance Ranges [1]
Consolidated Guidance
Revenue	15,096	Increase of 3% to 5%
Adjusted EBITDA [2,3]	5,983	Increase of 7% to 9%
Capital expenditures [4]	2,790	2,850 to 3,050
Free cash flow [2,3,5]	2,134	Increase of 200 to 300

[1]

Guidance ranges presented as percentages reflect percentage increases over full-year 2018 results. 2019 amounts for purposes of assessing our performance against guidance will be calculated in accordance with accounting policies after adopting IFRS 16, Leases (IFRS 16) on January 1, 2019. See “Accounting Policies” for more information.

[2]

Adjusted EBITDA and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[3]

We will record the initial impacts of adopting IFRS 16 in our opening balance sheet effective January 1, 2019. The ongoing impacts will be addressed in our results prospectively from that date. Our 2018 results will not be restated such that our 2019 guidance ranges for adjusted EBITDA and free cash flow include the effect of our adoption of IFRS 16. Were we to adopt IFRS 16 on a retrospective basis, 2018 adjusted EBITDA and free cash flow would each have been $174 million higher.

[4]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences.
[5]

Effective January 1, 2019, we will amend our definition of free cash flow. Free cash flow presented above reflects this change. See “Managing our Liquidity and Financial Resources” for more information, including a reconciliation of the impact of this change on full-year 2018 free cash flow.

The above table outlines guidance ranges for selected full-year 2019 consolidated financial metrics. These ranges take into consideration our current outlook, our 2018 results, and the estimated effect of our adoption of IFRS 16 on January 1, 2019 on a cumulative catch-up basis and not retrospectively. The purpose of the financial outlook is to assist investors, shareholders, and others in understanding certain financial metrics relating to expected 2019 financial results for evaluating the performance of our business. This information may not be appropriate for other purposes. Information about our guidance, including the various assumptions underlying it, is forward-looking and should be read in conjunction with “About Forward-Looking Information”, “Risks and Uncertainties Affecting Our Business”, and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ from what we currently expect.

Any updates to our full-year financial guidance over the course of the year would only be made to the consolidated guidance ranges that appear above.

Key underlying assumptions

Our 2019 guidance ranges above are based on many assumptions including, but not limited to, the following material assumptions for the full-year 2019:

•	continued increase in competitive intensity in all segments in which we operate;
•	a substantial portion of our 2019 US dollar-denominated expenditures is hedged at an average exchange rate of $1.25/US$;
•	key interest rates remain relatively stable throughout 2019;
•

no significant additional legal or regulatory developments, shifts in economic conditions, or macro changes in the competitive environment affecting our business activities. We note that regulatory decisions issued during 2019 could materially alter underlying assumptions around our 2019 Wireless, Cable, and/or Media results in the current and future years, the impacts of which are currently unknown and not factored into our guidance;

•

Wireless customers continue to adopt, and upgrade to, higher-value smartphones and select higher data usage packages at similar rates in 2019 compared to 2018 and a similar proportion of customers remain on term contracts;

•	overall wireless market penetration in Canada grows in 2019 at a similar rate as in 2018;
•	our relative market share in Wireless and Cable is not negatively impacted by changing competitive dynamics;
•	continued subscriber growth in Wireless and Internet; stable Television subscribers; and a decline in our Phone subscriber base;
•	in Media, continued growth in sports and declines in certain traditional media businesses; and
•	with respect to the increase in capital expenditures:
•

we continue to invest appropriately to ensure we have competitive wireless and cable networks through (i) building a 4.5G to 5G wireless network and (ii) upgrading our hybrid fibre-coaxial network to lower the number of homes passed per node, utilize the latest technologies, and deliver an even more reliable customer experience; and

•	we continue to make expenditures related to our Connected Home roadmap in 2019.

2018 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     27

MANAGEMENT’S DISCUSSION AND ANALYSIS

Capability to Deliver Results

LEADING NETWORKS

WIRELESS

Rogers has one of the most extensive and advanced wireless networks in Canada, which:

•	was the first LTE high-speed network in Canada;
•	reached 96% of the Canadian population as at December 31, 2018 on our LTE network alone;
•	is supported by voice and data roaming agreements with international carriers in more than 200 destinations, including a growing number of LTE roaming operators; and
•	includes network sharing arrangements with three regional wireless operators that operate in urban and rural parts of Canada.

We are continuously enhancing our IP service infrastructure for all our wireless services. Advances in technology have transformed the ways in which our customers interact and use the variety of tools available to them in their personal and professional lives. Technology has also changed the way businesses operate.

We are augmenting our existing LTE network with 4.5G technology investments that are designed to migrate to a 5G environment. We will increase our 5G-related trials across key applications and multiple frequencies in 2019. A number of investments will be required to successfully launch a 5G network, including:

•	refarming spectrum currently used for 2G and 3G to LTE;
•	densifying our wireless network with macro and small cells in key markets; and
•	purchasing 5G-ready radio network equipment with lower unit and operational costs, the ability to aggregate more radio carriers, and greater spectral efficiency.

Significant spectrum position

Our wireless services are supported by our significant wireless spectrum holdings in both high-band and low-band frequency ranges. As part of our network strategy, we expect to continue making significant capital investments in spectrum to:

•	support the rapidly growing usage of wireless data services;
•	support the launch of a 5G-capable network; and
•	introduce new innovative network-enabled features and functionality.

Our spectrum holdings as at December 31, 2018 include:

Type of spectrum	Rogers licence	Who it supports
700 MHz	24 MHz in Canada’s major geographic markets, covering 92% of the Canadian population.	4G / 4.5G LTE subscribers.
850 MHz	25 MHz across Canada.	2G GSM, 3.5G HSPA+, and 4G / 4.5G LTE subscribers.
1900 MHz	60 MHz in all areas of Canada except 40 MHz in northern Quebec, 50 MHz in southern Ontario, and 40 MHz in the Yukon, Northwest Territories, and Nunavut.	2G GSM, 3.5G HSPA+, and 4G / 4.5G LTE subscribers.
AWS 1700/2100 MHz	40 MHz in British Columbia and Alberta, 30 MHz in southern Ontario, an additional 10 MHz in the Greater Toronto Area, and 20 MHz in the rest of Canada.	4G / 4.5G LTE subscribers.
2500 MHz	40 MHz FDD across Canada except 20 MHz in parts of Quebec and an additional 25 MHz TDD in key population areas in Quebec, Ontario, and British Columbia.	4G / 4.5G LTE subscribers.

We also have access to additional spectrum through the following network sharing agreements:

Type of spectrum	Kind of venture	Who it supports
2.3 GHz/3.5 GHz range

Inukshuk Wireless Partnership is a joint operation with BCE Inc. in which Rogers holds a 50% interest. Inukshuk holds 30 MHz (of which 20 MHz is usable) of FDD 2.3 GHz spectrum primarily in eastern Canada, including certain population centres in southern and eastern Ontario, southern Quebec, and smaller holdings in New Brunswick, Manitoba, Alberta, and British Columbia. Inukshuk also holds 3.5 GHz TDD licences (between 50-175 MHz) in most of the major population centres across Canada. The current fixed wireless LTE national network utilizes the jointly held 2.3 GHz and 3.5 GHz spectrum bands.

Fixed wireless subscribers.
850 MHz, 1900 MHz AWS spectrum, 700 MHz	Three network-sharing arrangements to enhance coverage and network capabilities:
	• with Bell MTS, which covers 98% of the population across Manitoba;	3.5G / 4G HSPA+, 4G LTE subscribers.
	• with TBayTel, that covers the combined base of customers in northwestern Ontario; and	3.5G / 4G HSPA+, 4G LTE subscribers.
	• with Quebecor (Videotron) to provide LTE services across the province of Quebec and Ottawa.	3.5G / 4G LTE subscribers.

28     |   ROGERS COMMUNICATIONS INC.  2018 ANNUAL REPORT

CABLE

Our expansive fibre and hybrid fibre-coaxial infrastructure delivers services to consumers and businesses in Ontario, New Brunswick, and on the island of Newfoundland. We also operate a transcontinental, facilities-based fibre-optic network with 72,000 kilometres of fibre optic cable that is used to service enterprise customers, including government and other telecommunications service providers. We also use our extensive fibre network for backhaul for wireless cell site traffic. In Canada, the network extends coast-to-coast and includes local and regional fibre, transmission electronics and systems, hubs, points of presence, and IP routing and switching infrastructure. The network also extends to the US from Vancouver south to Seattle; from the Manitoba-Minnesota border through Minneapolis, Milwaukee, and Chicago; from Toronto through Buffalo; and from Montreal through Albany to New York City and Ashburn, allowing us to connect Canada’s largest markets, while also reaching key US markets for the exchange of data and voice traffic.

The network is structured to optimize performance and reliability and to allow for the simultaneous delivery of video, voice, and Internet over a single platform. It is generally constructed in rings that interconnect with distribution hubs, providing redundancy to minimize disruptions that can result from fibre cuts and other events.

Homes and commercial buildings are connected to our network through hybrid fibre-coaxial (HFC) nodes or FTTH. We connect the HFC node to the network using fibre optic cable and the home to the node using coaxial cable or fibre. Using 860 MHz and 750 MHz of cable spectrum in Ontario and Atlantic Canada, respectively, we deliver video, voice, and broadband services to our customers. Hybrid fibre-coaxial node segmentation reduces the number of homes passed per HFC node, thereby increasing the bandwidth and capacity per subscriber.

We continually upgrade the network to improve capacity, enhance performance and reliability, reduce operating costs, and introduce new features and functionality. Our investments are focused on:

•

uplifting our HFC network to 1.2 GHz while at the same time improving network performance, quality, and reliability by deploying digital fibre optics, removing radio frequency amplifiers, and reducing homes passed per node to an average of 60;

•

increasing capacity per subscriber by enabling the 1.2 GHz of spectrum with additional DOCSIS 3.1 downstream and upstream channels and full duplex DOCSIS that, over time, are expected to support downstream speeds up to 10 gigabits per second (Gbps);

•	improving video signal compression by moving to more advanced video protocols;
•	improving channel and on-demand capacity through switched digital video; and
•	increasing the FTTH footprint by connecting more homes and multiple dwelling unit buildings directly to fibre.

Broadband Internet service is provided using a DOCSIS CCAP 3.0/3.1 platform, which combines multiple radio frequency channels onto one access point at the customer premise, delivering exceptional performance. Over the last 20 years, HFC node segmentation, along with DTV spectrum repurposing and evolution from DOCSIS 1.0 to DOCSIS 3.1, has increased downstream and upstream capacity by approximately 1,000 and 200 times, respectively. This track record of investing in our networks and demonstrating the capability to cost-effectively deploy best-in-class service is one of our key strategies for ensuring that we stay competitive with other service providers that provide Internet service into homes and businesses over copper facilities. By the end of 2016, 100% of our cable network had been upgraded to DOCSIS CCAP technology supporting DOCSIS 3.1 and Ignite Gigabit Internet.

We have been deploying 1 GHz fibre-to-the-curb (FTTC) in new development areas and transitioning to FTTH since 2005. In 2018, we began upgrading our HFC network to a mix of 1.2 GHz FTTC and FTTH. FTTC provides the foundation for subsequent generations of DOCSIS, including Remote PHY and Full Duplex DOCSIS, which will improve high-speed Internet accessibility, quality, and tier speed attainability, while increasing the capacity of our HFC network. FTTH will be based on XGS passive optical network technology that is expected to support symmetrical downstream/upstream speeds up to 10 Gbps per node in select neighbourhoods.

We continue to invest in and improve our cable network services; for example, with technology to support gigabit Internet speeds, Ignite TV, Rogers 4K TV, our 4K PVR set-top box, and a significant commitment to live broadcasting in 4K, including all regular season Toronto Blue Jays home games for 2019 and numerous NHL and NBA games.

Voice-over-cable telephony services are currently provided over a dedicated DOCSIS network. Our offerings ensure a high quality of service by including geographic redundancy as well as network backup powering. Our phone service includes a rich set of features, such as TV Call Display (available on our NextBox set-top boxes), three-way calling, and advanced voicemail features that allow customers to be notified of, and listen to, their home voicemail on their wireless phone or over the Internet.

We own and operate some of the most advanced networks and data centres in Canada. We leverage our national fibre, cable, and wireless networks and data centre infrastructure to enable businesses to deliver greater value to their customers through proactive network monitoring and problem resolution with enterprise-level reliability, security, and performance. Our primary and secondary Network Operation Centres proactively monitor Rogers’ networks to mitigate the risk of service interruptions and allow for rapid responses to any outages.

Our data centres provide guaranteed uptime and expertise in collocation, cloud, and managed services solutions. We own and operate 16 state-of-the-art, highly reliable, certified data centres across Canada, including:

•	Canada’s first Tier III Design and Construction certified multi-tenant facility in Toronto;
•	Alberta’s first Tier III certified data centre; and
•	a third Tier III certified data centre in Ottawa.

2018 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     29

MANAGEMENT’S DISCUSSION AND ANALYSIS

POWERFUL BRANDS

The Rogers brand has strong national recognition through our:

•	established networks;
•	extensive distribution;
•	recognizable media content and programming;
•	advertising;
•	event sponsorships, including the Rogers Cup;
•	community investment, including the Ted Rogers Scholarship Fund; and
•	naming rights to some of Canada’s landmark buildings.

We also own or utilize some of Canada’s most recognized brands, including:

•	the wireless brands of Rogers, Fido, and chatr;
•	24 TV stations and specialty channels, including Sportsnet, FX (Canada) and FXX (Canada), OMNI, and City;
•	publications, including Maclean’s, Chatelaine, Today’s Parent, Flare, and Hello! Canada;
•	55 radio stations, including 98.1 CHFI, 680 NEWS, Sportsnet The FAN, KiSS, JACK FM, and SONiC;
•	major league sports teams, including the Toronto Blue Jays, and teams owned by MLSE, such as the Toronto Maple Leafs, the Toronto Raptors, Toronto FC, and the Toronto Argonauts;
•	an exclusive 12-year agreement with the NHL, which runs through the 2025-2026 season, that allows us to deliver unprecedented coverage of professional hockey in Canada; and
•	TSC, a premium online and TV shopping retailer.

WIDESPREAD PRODUCT DISTRIBUTION

WIRELESS

We distribute our wireless products nationally using various channels, including:

•	company-owned Rogers, Fido, and chatr retail stores;
•	customer self-serve using rogers.com, fido.ca, chatrwireless.com, and e-commerce sites;
•	an extensive independent dealer network;
•	major retail chains and convenience stores;
•	other distribution channels, such as WOW! mobile boutique, as well as Wireless Wave and TBooth Wireless through our ownership interest in Glentel;
•	our call centres; and
•	outbound telemarketing.

CABLE

We distribute our residential cable products using various channels, including:

•	company-owned Rogers and Fido retail stores;
•	customer self-serve using rogers.com and fido.ca;
•	our call centres, outbound telemarketing, and door-to-door agents; and
•	major retail chains.

Our sales team and third-party retailers sell services to the enterprise, public sector, and carrier wholesale markets. An extensive network of third-party channel distributors deals with IT integrators, consultants, local service providers, and other indirect sales relationships. This diverse approach gives greater breadth of coverage and allows for strong sales growth for next generation services.

FIRST-CLASS MEDIA CONTENT

We deliver highly sought-after sports content enhanced by the following initiatives:

•

an exclusive 12-year agreement with the NHL, which runs through the 2025-2026 season, that allows us to deliver unprecedented coverage of professional hockey in Canada across television, smartphones, tablets, and the Internet;

•	Rogers NHL LIVE, an online OTT destination for enhancing NHL action on any screen;
•	Sportsnet NOW, Canada’s first OTT sports service, offering 24/7 access to Sportsnet’s TV content;
•	Sportsnet NOW+, which offers access to additional content, such as additional NHL games, the Bundesliga, Premiership Rugby, and the Scottish Premiership;
•	GamePlus, an innovative and interactive experience within Rogers NHL LIVE that includes enhanced camera angles, exclusive interviews and analysis, and original video-on-demand content;
•	Rogers Hometown Hockey Tour, which brings hockey-themed festivities and outdoor viewing parties to 25 communities across Canada over the 2018-2019 NHL season;
•	the MLB Network, a 24-hour network dedicated to baseball, brought to Canada on Rogers television services;
•	an 8-year, multi-platform broadcast rights agreement with MLB Properties and MLB Advanced Media to show live and in-progress games and highlights within Canada through 2021;
•

a 10-year, multi-platform agreement that runs through to August 2024, which makes Rogers the exclusive wholesaler and a distributor of World Wrestling Entertainment’s (WWE) flagship programming in Canada; and

•	exclusive broadcasting and distribution rights of the Toronto Blue Jays through our ownership of the team.

CUSTOMER EXPERIENCE

We are committed to providing our customers with the best experience possible. To do this, we have invested in several areas to make it easier and more convenient for customers to interact with us, such as:

•	contact centres located throughout Canada;
•	an innovative Integrated Voice Response (IVR) system that can take calls in four languages, including English, French, Mandarin, and Cantonese;
•	voice authentication technology across all of our call centres that automatically identifies our customers by their voice, increasing security and protecting customers from potential fraud;
•	self-serve options, including:
•	the ability for Fido and Rogers customers to complete price plan changes and hardware upgrades online;
•

simplified login, allowing Fido customers to log in to their accounts online or through the Fido MyAccount app using their Facebook login credentials, eliminating the need to remember multiple login credentials and making self-service easier to access;

30     |   ROGERS COMMUNICATIONS INC.  2018 ANNUAL REPORT

•	the ability for customers to install their Internet and TV products at their convenience, without the need for a technician visiting their residence; and
•	Rogers EnRoute, a tool that gives customers the ability to track on their phone when a technician will arrive for an installation or service call;
•	customer care available over Facebook Messenger, Twitter, and online chat through our websites;
•	Family Data Manager, a data manager tool, and Data Top Ups, both of which allow Wireless customers to manage and customize their data usage in real-time through MyRogers;
•	Fido Data Bytes, which grant Fido Pulse customers an additional hour of data, five times per billing cycle, at no extra charge;
•

Fido XTRA, a program that gives Fido postpaid Wireless and Internet customers free access to new perks every Thursday, such as deals and giveaways from leading brands on food, drinks, apparel, entertainment, and more;

•	a simple online bill, making it easier for customers to read and understand their monthly charges; and
•	Roam Like Home and Fido Roam, worry-free wireless roaming allowing Canadians to use their wireless plan like they do at home when traveling to included destinations.

ENGAGED PEOPLE

For our team of approximately 26,100 employees, we strive to create a great workplace, focusing on all aspects of the employee experience, which include:

•	engaging employees and building high-performing teams through initiatives including engagement surveys and leadership development programs;
•	aiming to attract and retain top talent through effective training and development, performance-driven employee recognition programs, and career progression programs for front-line employees;
•	maintaining our commitment to diversity and inclusion; and
•	providing a safe, collaborative, and agile workplace that provides employees the tools and training to be successful.

FINANCIAL STRENGTH AND FLEXIBILITY

We have an investment-grade balance sheet, conservative debt leverage, and substantial available liquidity of $2,391 million as at December 31, 2018. Our capital resources consist primarily of cash provided by operating activities, available lines of credit, funds available under our accounts receivable securitization and US dollar-denominated commercial paper (US CP) programs, and issuances of long-term debt. We also own approximately

$1,051 million of marketable equity securities in publicly traded companies as at December 31, 2018.

The following information is forward-looking and should be read in conjunction with “About Forward-Looking Information”, “Financial and Operating Guidance”, “Risks and Uncertainties Affecting Our Business”, and our other disclosures about various economic, competitive, and regulatory assumptions, factors, and risks that could cause our actual future financial and operating results to differ from those currently expected.

Similar to 2018, we anticipate generating positive free cash flow in 2019. We expect that we will have sufficient capital resources to satisfy our cash funding requirements in 2019, including the funding of dividends on our common shares, repayment of maturing long-term debt, and other financing activities, investing activities, and other requirements. This takes into account our opening cash balance, cash provided by operating activities, the amount available under our $3.2 billion bank credit facility, our accounts receivable securitization program, our US CP program, and funds available to us from the issuance of other bank, publicly issued, or private placement debt from time to time. As at December 31, 2018, there were no significant restrictions on the flow of funds between RCI and its subsidiary companies.

We believe we can satisfy foreseeable additional funding requirements by issuing additional debt financing, which, depending on market conditions, could include restructuring our existing bank credit and letter of credit facilities, entering into new bank credit facilities, issuing public or private long-term or short-term debt, amending the terms of our accounts receivable securitization or US CP programs, or issuing equity. We may also opportunistically refinance a portion of existing debt depending on market conditions and other factors. There is no assurance, however, that these financing initiatives will or can be done as they become necessary.

HEALTHY TRADING VOLUMES AND DIVIDENDS

Our RCI Class B Non-Voting common shares (Class B Non-Voting Shares) actively trade on the TSX and NYSE with a combined average daily trading volume of approximately 1.3 million shares in 2018. In addition, our RCI Class A Voting common shares (Class A Shares) trade on the TSX. At the discretion of the Board, we pay an equal dividend on both classes of shares. In 2018, each share paid an annualized dividend of $1.92. In January 2019, we announced a 4.2% increase to our annualized dividend rate, bringing our annualized dividend to $2.00 per share.

2018 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     31

MANAGEMENT’S DISCUSSION AND ANALYSIS

2018 Financial Results

See “Accounting Policies” in this MD&A and the notes to our 2018 Audited Consolidated Financial Statements for important accounting policies and estimates as they relate to the following discussion.

We use several key performance indicators to measure our performance against our strategy and the results of our peers and competitors. Many of these are not defined terms under IFRS and should not be considered alternative measures to net income or any other financial measure of performance under IFRS. See “Key Performance Indicators” and “Non-GAAP Measures” for more information.

SUMMARY OF CONSOLIDATED RESULTS

	Years ended December 31
(In millions of dollars, except margins and per share amounts)	2018	2017 (restated) [1]	% Chg
Revenue
Wireless	9,200	8,569	7
Cable [2]	3,932	3,894	1
Media	2,168	2,153	1
Corporate items and intercompany eliminations [2]	(204)	(247)	(17)

Revenue	15,096	14,369	5
Total service revenue [3]	12,974	12,550	3

Adjusted EBITDA [4]
Wireless	4,090	3,726	10
Cable [2]	1,874	1,819	3
Media	196	127	54
Corporate items and intercompany eliminations [2]	(177)	(170)	4

Adjusted EBITDA [4]	5,983	5,502	9
Adjusted EBITDA margin [4]	39.6%	38.3%	1.3 pts

Net income	2,059	1,845	12
Basic earnings per share	$4.00	$3.58	12
Diluted earnings per share	$3.99	$3.57	12

Adjusted net income [4]	2,241	1,902	18
Adjusted basic earnings per share [4]	$4.35	$3.69	18
Adjusted diluted earnings per share [4]	$4.34	$3.68	18

Capital expenditures	2,790	2,436	15
Cash provided by operating activities	4,288	3,938	9
Free cash flow [4]	1,771	1,685	5

[1]	2017 reported figures have been restated applying IFRS 15. See “Accounting Policies”.
[2]	These figures have been retrospectively amended as a result of our reportable segment realignment. See “Understanding Our Business”.
[3]	As defined. See “Key Performance Indicators”.
[4]

Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic and diluted earnings per share, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

32     |   ROGERS COMMUNICATIONS INC.  2018 ANNUAL REPORT

KEY CHANGES IN FINANCIAL RESULTS THIS YEAR COMPARED TO 2017

REVENUE

Wireless service revenue increased this year as a result of our balanced approach to continue monetizing the increasing demand for data along with a disciplined approach around subscriber base management. Wireless equipment revenue grew 17% this year driven by an increase in sales of higher value devices and increased hardware upgrades.

Cable revenue increased this year as a result of the increase in Internet revenue, due to the general movement of customers to higher speed and usage tiers, the impact of Internet service pricing changes, and a larger subscriber base for our Internet products, partially offset by promotional pricing provided to subscribers and Television subscriber losses over the past year.

Media revenue increased marginally as a result of higher revenue at the Toronto Blue Jays, primarily due to a distribution from Major League Baseball, and higher network subscription revenue, partially offset by lower overall advertising revenue.

ADJUSTED EBITDA

Wireless adjusted EBITDA increased this year primarily as a result of the strong flow-through of service revenue growth as described above, partially offset by higher expenditures associated with increased subscriber volumes and costs of devices, which led to a margin of 44.5%, up 100 basis points from last year.

Cable adjusted EBITDA increased this year as a result of strong Internet revenue growth, the ongoing product mix shift to higher-margin Internet services, and various cost efficiencies, which led to a margin of 47.7%, up 100 basis points from last year.

Media adjusted EBITDA increased this year primarily as a result of increased revenue as discussed above and lower operating expenses from improvements made to our cost structure across the divisions, which led to a margin of 9.0%, up 310 basis points from last year.

NET INCOME AND ADJUSTED NET INCOME

Net income and adjusted net income both increased this year primarily as a result of higher adjusted EBITDA, partially offset by higher depreciation and amortization.

2018 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     33

MANAGEMENT’S DISCUSSION AND ANALYSIS

WIRELESS

ROGERS IS CANADA’S LARGEST PROVIDER OF WIRELESS COMMUNICATIONS SERVICES

As at December 31, 2018, we had:

•	approximately 10.8 million subscribers; and
•	approximately 33% subscriber and revenue share of the Canadian wireless market.

WIRELESS FINANCIAL RESULTS

(In millions of dollars, except margins)	Years ended December 31
	2018	2017 (restated)[1]	% Chg
Revenue
Service revenue	7,091	6,765	5
Equipment revenue	2,109	1,804	17
Revenue	9,200	8,569	7
Operating expenses
Cost of equipment	2,264	2,002	13
Other operating expenses [2]	2,846	2,841	—
Operating expenses	5,110	4,843	6
Adjusted EBITDA	4,090	3,726	10
Adjusted EBITDA margin	44.5%	43.5%	1.0 pts
Capital expenditures	1,086	806	35

[1]	2017 reported figures have been restated applying IFRS 15. See “Accounting Policies”.
[2]	Other operating expenses for 2017 have been retrospectively amended to include stock-based compensation. See “Understanding Our Business”.

WIRELESS SUBSCRIBER RESULTS 1

(In thousands, except churn, blended ABPU, and blended ARPU)	Years ended December 31
	2018	2017	Chg
Postpaid
Gross additions	1,632	1,599	33
Net additions	453	354	99
Total postpaid subscribers [2]	9,157	8,704	453
Churn (monthly)	1.10%	1.20%	(0.10 pts )
Prepaid
Gross additions	751	782	(31)
Net (losses) additions	(152)	61	(213)
Total prepaid subscribers [2]	1,626	1,778	(152)
Churn (monthly)	4.38%	3.48%	0.90 pts
Blended ABPU (monthly)	$64.74	$62.31	$2.43
Blended ARPU (monthly) [3]	$55.64	$54.23	$1.41

[1]

Subscriber counts, subscriber churn, blended ABPU, and blended ARPU are key performance indicators. Effective January 1, 2018, in conjunction with our transition to IFRS 15, we commenced reporting blended ABPU as a new key performance indicator. See “Key Performance Indicators”.

[2]	As at end of period.
[3]	Blended ARPU has been restated for 2017 using revenue recognition policies in accordance with IFRS 15.

REVENUE

Our revenue depends on the size of our subscriber base, the revenue per user, the revenue from the sale of wireless devices, and other equipment revenue.

Service revenue

Service revenue includes revenue derived from voice and data services from:

•	postpaid and prepaid monthly fees;
•	data usage;
•	airtime;
•	long distance charges;
•	essential services charges;
•	inbound and outbound roaming charges; and
•	certain fees.

The 5% increase in service revenue this year was a result of:

•	a 3% increase in blended ARPU, primarily due to the increased mix of subscribers on higher-rate plans from our various brands; and
•	a larger postpaid subscriber base.

The 4% increase in blended ABPU was a result of the increased service revenue as described above.

We believe the increases in gross and net additions to our postpaid subscriber base and the lower postpaid churn this year were a result of our strategic focus on enhancing the customer experience by improving our customer service and continually increasing the quality of our network.

Equipment revenue

Equipment revenue includes revenue from sales to subscribers through fulfillment by Wireless’ customer service groups, websites, telesales, corporate stores, and independent dealers, agents, and retailers.

The 17% increase in equipment revenue this year was a result of:

•	an increase in sales of higher-value devices; and
•	an increase in device upgrades by existing subscribers.

OPERATING EXPENSES

We assess operating expenses in two categories:

•	the cost of wireless devices and equipment; and
•	all other expenses involved in day-to-day operations, to service existing subscriber relationships, and to attract new subscribers.

The 13% increase in the cost of equipment this year was a result of:

•	a continued shift in the product mix of device sales towards higher-cost smartphones; and
•	the increase in device upgrades by existing subscribers.

The marginal increase in other operating expenses this year was due to higher expenditures associated with increased subscriber volumes and costs of devices.

ADJUSTED EBITDA

The 10% increase in adjusted EBITDA this year was a result of the strong flow-through of service revenue growth, partially offset by higher operating expenses, as discussed above.

34     |   ROGERS COMMUNICATIONS INC.  2018 ANNUAL REPORT

CABLE

ONE OF CANADA’S LEADING PROVIDERS OF HIGH-SPEED INTERNET, CABLE TELEVISION, AND PHONE SERVICES

As at December 31, 2018, we had:

•	approximately 2.4 million high-speed Internet subscribers;
•	approximately 1.7 million Television subscribers –approximately 27% of Canadian cable television subscribers;
•	approximately 1.1 million Phone subscribers; and
•	a network passing approximately 4.4 million homes in Ontario, New Brunswick, and on the island of Newfoundland.

CABLE FINANCIAL RESULTS

	Years ended December 31
(In millions of dollars, except margins)	2018	2017 (restated)[1]	% Chg
Revenue
Internet	2,114	1,967	7
Television	1,442	1,501	(4)
Phone	363	411	(12)
Service revenue	3,919	3,879	1
Equipment revenue	13	15	(13)
Revenue	3,932	3,894	1
Operating expenses
Cost of equipment	21	20	5
Other operating expenses [2]	2,037	2,055	(1)
Operating expenses	2,058	2,075	(1)
Adjusted EBITDA	1,874	1,819	3
Adjusted EBITDA margin	47.7%	46.7%	1.0 pts
Capital expenditures	1,429	1,334	7

[1]	Effective January 1, 2018, and on a retrospective basis, we realigned our reportable segments and related financial results. See “Understanding Our Business”.
[2]	Other operating expenses for 2017 have been retrospectively amended to include stock-based compensation. See “Understanding Our Business”.

CABLE SUBSCRIBER RESULTS 1

	Years ended December 31
(In thousands)	2018	2017	Chg
Internet [2]
Net additions	109	95	14
Total Internet subscribers [3]	2,430	2,321	109
Television
Net losses	(55)	(80)	25
Total Television subscribers [3]	1,685	1,740	(55)
Phone
Net additions	8	14	(6)
Total Phone subscribers [3]	1,116	1,108	8
Homes passed [3]	4,361	4,307	54
Total service units [4]
Net additions	62	29	33
Total service units [3]	5,231	5,169	62

[1]	Subscriber counts are key performance indicators. See “Key Performance Indicators”.
[2]	Effective January 1, 2018, and on a retrospective basis, our Internet subscriber results include Smart Home Monitoring subscribers.
[3]	As at end of period.
[4]	Includes Internet, Television, and Phone.

REVENUE

Internet revenue includes:

•	monthly subscription and additional use service revenue from residential, small business, enterprise, public sector, and wholesale Internet access subscribers;
•	monthly service revenue from our smart home monitoring products; and
•	modem rental fees.

Television revenue includes:

•	IPTV and digital cable services, such as:
•	basic service fees;
•	tier service fees;
•	access fees for use of channel capacity by third parties; and
•	premium and specialty service subscription fees, including pay-per-view service fees and video-on-demand service fees; and
•	rentals of television set-top boxes.

Phone revenue includes revenue from residential and small business local telephony service from:

•	monthly service fees;
•	calling features, such as voicemail, call waiting, and caller ID; and
•	long distance calling.

The 1% increase in revenue this year was a result of:

•	the movement of Internet customers to higher speed and usage tiers;
•	the impact of service pricing changes; and
•	a larger Internet subscriber base; partially offset by
•	promotional pricing provided to subscribers; and
•	a lower subscriber base for our Television products.

Internet revenue

The 7% increase in Internet revenue this year was a result of:

•	general movement of customers to higher speed and usage tiers of our Internet offerings, with 60% of our residential Internet base on plans of 100 megabits per second or higher (2017—54%);
•	the impact of Internet service pricing changes; and
•	a larger Internet subscriber base; partially offset by
•	promotional pricing provided to subscribers.

Television revenue

The 4% decrease in Television revenue this year was a result of:

•	the decline in legacy Television subscribers over the past year; partially offset by
•	new Ignite TV subscribers this year with the launch of this product; and
•	the impact of Television service pricing changes, net of promotional pricing provided to subscribers.

Phone revenue

The 12% decrease in Phone revenue this year was a result of promotional pricing provided to subscribers.

Equipment revenue

Equipment revenue includes revenue generated from the sale of cable set-top boxes, Internet modems, and smart home monitoring equipment. Equipment revenue this year was in line with 2017.

2018 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     35

MANAGEMENT’S DISCUSSION AND ANALYSIS

OPERATING EXPENSES

We assess Cable operating expenses in three categories:

•	the cost of programming;
•	the cost of equipment revenue (cable set-top boxes, Internet modem equipment, and smart home monitoring equipment); and
•	all other expenses involved in day-to-day operations, to service and retain existing subscriber relationships, and to attract new subscribers.

The 1% decrease in operating expenses this year was a result of various cost efficiency and productivity initiatives.

ADJUSTED EBITDA

The 3% increase in adjusted EBITDA this year was a result of the revenue and expense changes described above.

36     |   ROGERS COMMUNICATIONS INC.  2018 ANNUAL REPORT

MEDIA

DIVERSIFIED CANADIAN MEDIA COMPANY

We have a broad portfolio of media properties, which most significantly includes:

•	sports media and entertainment, such as Sportsnet and the Toronto Blue Jays;
•	our exclusive national 12-year NHL Agreement;
•	category-leading television and radio broadcasting properties;
•	multi-platform televised and online shopping;
•	digital media; and
•	publishing.

MEDIA FINANCIAL RESULTS

	Years ended December 31

(In millions of dollars, except margins)	2018	2017	% Chg

Revenue	2,168	2,153	1
Operating expenses [1]	1,972	2,026	(3)

Adjusted EBITDA	196	127	54

Adjusted EBITDA margin	9.0%	5.9%	3.1 pts
Capital expenditures	90	83	8

[1]	Operating expenses for 2017 have been retrospectively amended to include stock-based compensation. See “Understanding Our Business”.

REVENUE

Media revenue is earned from:

•	advertising sales across its television, radio, digital media properties, and publishing;
•	subscriptions to televised and OTT products;
•	ticket sales, fund redistribution and other distributions from MLB, and concession sales;
•	retail product sales; and
•	circulation of published products.

The marginal increase in revenue this year was a result of:

•	higher revenue at the Toronto Blue Jays, primarily as a result of a distribution from Major League Baseball; and
•	higher Sportsnet and other network subscription revenue; partially offset by
•	lower advertising revenue.

OPERATING EXPENSES

We assess Media operating expenses by:

•	the cost of broadcast content, including sports programming and production;
•	Toronto Blue Jays player payroll;
•	the cost of retail products sold; and
•	all other expenses involved in day-to-day operations.

The 3% decrease in operating expenses this year was a result of various cost efficiencies and productivity initiatives across all divisions.

ADJUSTED EBITDA

The 54% increase in adjusted EBITDA this year was a result of the revenue and expense changes described above.

2018 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     37

MANAGEMENT’S DISCUSSION AND ANALYSIS

CAPITAL EXPENDITURES

Capital expenditures include costs associated with acquiring property, plant and equipment and placing it into service. The telecommunications business requires extensive and continual investments, including investment in new technologies and the expansion of capacity and geographical reach. The expenditures related to the acquisition of spectrum licences are not included in capital expenditures and do not factor into the calculation of free cash flow or capital intensity. See “Managing Our Liquidity and Financial Resources”, “Key Performance Indicators”, and “Non-GAAP Measures” for more information.

Capital expenditures are significant and have a material impact on our cash flows; therefore, our management teams focus on planning, funding, and managing them.

Capital expenditures before related changes to non-cash working capital represent capital assets to which we took title. We believe this measure best reflects our cost of property, plant and equipment in a given period and is a simpler measure for comparing between periods.

	Years ended December 31
(In millions of dollars, except capital intensity)	2018	2017 (restated) [1]	% Chg
Capital expenditures [2]
Wireless	1,086	806	35
Cable	1,429	1,334	7
Media	90	83	8
Corporate	210	287	(27)
Capital expenditures before proceeds on disposition	2,815	2,510	12
Proceeds on disposition	(25)	(74)	(66)
Capital expenditures [2]	2,790	2,436	15
Capital intensity [3]	18.5%	17.0%	1.5 pts

[1]

Effective January 1, 2018, and on a retrospective basis, we realigned our reportable segments and related financial results. As a result, certain figures have been amended for comparative purposes. See “Understanding Our Business”.

[2]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences.
[3]	As defined. See “Key Performance Indicators”.

WIRELESS

The increase in capital expenditures in Wireless this year was a result of investments made to upgrade our wireless network to continue delivering reliable performance for our customers. We have continued augmenting our existing LTE network with 4.5G technology investments that are also 5G-ready.

In 2017, we acquired a spectrum licence for $184 million, which is not included in the table above. See “Managing Our Liquidity and Financial Resources”.

CABLE

The increase in capital expenditures in Cable this year was a result of higher investments in network infrastructure, partially related to the launch of our Ignite TV service, which uses Comcast’s X1 IP-based video platform, and higher customer premise equipment additions in 2018. We continued upgrading our hybrid fibre-coaxial infrastructure with additional fibre deployments and further DOCSIS technology enhancements. These deployments and enhancements will lower the number of homes passed per node and incorporate the latest technologies to help deliver more bandwidth and an even more reliable customer experience.

MEDIA

The increase in capital expenditures this year was a result of higher investments in the Rogers Centre, partially offset by lower investments in our broadcast infrastructure.

CORPORATE

The decrease in Corporate capital expenditures this year was a result of higher investments in information technology in 2017.

PROCEEDS ON DISPOSITION

We sold certain assets for total proceeds of $25 million in 2018 (2017 — $74 million).

CAPITAL INTENSITY

Capital intensity increased this year as a result of the higher capital expenditures as discussed above, offset by the increase in revenue.

38     |   ROGERS COMMUNICATIONS INC.  2018 ANNUAL REPORT

REVIEW OF CONSOLIDATED PERFORMANCE

This section discusses our net income and other expenses that do not form part of the segment discussions above.

	Years ended December 31
(In millions of dollars)	2018	2017 (restated) [1]	% Chg
Adjusted EBITDA [2]	5,983	5,502	9
Deduct (add):
Depreciation and amortization	2,211	2,142	3
Gain on disposition of property, plant and equipment	(16)	(49)	(67)
Restructuring, acquisition and other	210	152	38
Finance costs	793	746	6
Other income	(32)	(19)	68
Income tax expense	758	685	11
Net income	2,059	1,845	12

[1]	2017 reported figures have been restated applying IFRS 15. See “Accounting Policies”.
[2]

Adjusted EBITDA is a non-GAAP measure and should not be considered a substitute or alternative for GAAP measures. It is not a defined term under IFRS and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about this measure, including how we calculate it.

ADJUSTED EBITDA

See “Key Changes in Financial Results This Year Compared to 2017” for a discussion of the increase in adjusted EBITDA this year.

DEPRECIATION AND AMORTIZATION

	Years ended December 31
(In millions of dollars)	2018	2017	% Chg
Depreciation	2,174	2,087	4
Amortization	37	55	(33)
Total depreciation and amortization	2,211	2,142	3

Total depreciation and amortization increased this year primarily as a result of higher capital expenditures. See “Capital Expenditures” for more information.

RESTRUCTURING, ACQUISITION AND OTHER

This year, we incurred $210 million (2017 – $152 million) in restructuring, acquisition and other expenses. These expenses in 2018 primarily consisted of severance costs associated with the targeted restructuring of our employee base and certain sports-related contract termination costs. These expenses in 2017 primarily consisted of severance costs associated with the targeted restructuring of our employee base and costs pertaining to class action lawsuits.

FINANCE COSTS

	Years ended December 31
(In millions of dollars)	2018	2017	% Chg
Interest on borrowings [1]	709	740	(4)
Interest on post-employment benefits liability	14	12	17
Loss on repayment of long-term debt	28	–	n/m
Loss (gain) on foreign exchange	136	(107)	n/m
Change in fair value of derivative instruments	(95)	99	n/m
Capitalized interest	(20)	(18)	11
Other	21	20	5
Total finance costs	793	746	6

[1]	Interest on borrowings includes interest on short-term borrowings and on long-term debt.

Interest on borrowings

Interest on borrowings decreased this year as a result of a higher proportion of borrowings under our lower interest US CP program compared to 2017 and the early redemption of our US$1.4 billion senior notes in April 2018. See “Managing Our Liquidity and Financial Resources” for more information about our debt and related finance costs.

Loss on repayment of long-term debt

We recognized a $28 million loss on repayment of long-term debt this year reflecting the payment of redemption premiums associated with our redemption of US$1.4 billion of senior notes in April 2018 that were otherwise due in August 2018.

Foreign exchange and change in fair value of derivative instruments

During 2018, all of our US dollar-denominated senior notes and debentures were hedged for accounting purposes. Foreign exchange losses recognized in 2018 were primarily related to our US CP program borrowings, for which the associated debt derivatives were not designated as hedges for accounting purposes due to the short-term nature of the borrowings. Foreign exchange gains recognized in 2017 were also related to our US CP program borrowings and US dollar-denominated credit facility borrowings. Foreign exchange gains and losses are generally substantially offset by a corresponding amount in “change in fair value of derivative instruments”.

During the year, we determined that we would no longer be able to exercise certain ten-year bond forward derivatives within the originally designated time frame. Consequently, we discontinued hedge accounting on those bond forward derivatives and reclassified a $21 million loss from the hedging reserve within shareholders’ equity to finance costs (recorded in “change in fair value of derivative instruments”). We subsequently extended the bond forwards to May 31, 2019, with the ability to extend them further, and redesignated them as effective hedges.

See “Managing Our Liquidity and Financial Resources” for more information about our debt and related finance costs.

OTHER INCOME

In 2017, we recognized a recovery on the reversal of a provision pertaining to shomi of $20 million.

2018 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     39

MANAGEMENT’S DISCUSSION AND ANALYSIS

INCOME TAX EXPENSE

Below is a summary of the difference between income tax expense computed by applying the statutory income tax rate to income before income tax expense and the actual income tax expense for the year.

	Years ended December 31
(In millions of dollars, except tax rates)	2018	2017 (restated) [1]
Statutory income tax rate	26.7%	26.7%
Income before income tax expense	2,817	2,530
Computed income tax expense	752	676
Increase (decrease) in income tax expense resulting from:
Non-deductible stock-based compensation	5	9
Non-deductible portion of equity losses	1	–
Non-deductible loss on FVTOCI investments	–	7
Income tax adjustment, legislative tax change	–	2
Non-taxable portion of capital gains	(9)	(10)
Other items	9	1
Total income tax expense	758	685
Effective income tax rate	26.9%	27.1%
Cash income taxes paid	370	475

[1]	2017 reported figures have been restated applying IFRS 15. See “Accounting Policies”.

Our effective income tax rate this year was 26.9% compared to 27.1% for 2017. The effective income tax rate for 2018 was higher than the statutory tax rate primarily as a result of non-deductible stock-based compensation.

Cash income taxes paid decreased this year primarily as a result of the timing of installment payments.

NET INCOME

Net income was 12% higher than last year. See “Key Changes in Financial Results This Year Compared to 2017” for more information.

	Years ended December 31
(In millions of dollars, except per share amounts)	2018	2017 (restated) [1]	% Chg
Net income	2,059	1,845	12
Basic earnings per share	$4.00	$3.58	12
Diluted earnings per share	$3.99	$3.57	12

[1]	2017 reported figures have been restated applying IFRS 15. See “Accounting Policies”.

ADJUSTED NET INCOME

Adjusted net income was 18% higher compared to 2017, primarily as a result of higher adjusted EBITDA and higher other income, partially offset by higher depreciation and amortization and higher income tax expense.

	Years ended December 31
(In millions of dollars, except per share amounts)	2018	2017 (restated) [1]	% Chg
Adjusted EBITDA [2]	5,983	5,502	9
Deduct (add):
Depreciation and amortization	2,211	2,142	3
Finance costs [3]	744	746	–
Other (income) expense [4]	(32)	1	n/m
Income tax expense [5]	819	711	15
Adjusted net income [2]	2,241	1,902	18
Adjusted basic earnings per share [2]	$4.35	$3.69	18
Adjusted diluted earnings per share [2]	$4.34	$3.68	18

[1]	2017 reported figures have been restated applying IFRS 15. See “Accounting Policies”.
[2]

Adjusted EBITDA, adjusted net income, and adjusted basic and diluted earnings per share are non-GAAP measures and should not be considered as substitutes or alternatives for GAAP measures. These are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[3]

Finance costs excludes a $21 million loss on discontinuation of hedge accounting on certain bond forwards for the year ended December 31, 2018 (2017 – nil) and a $28 million loss on repayment of long-term debt for the year ended December 31, 2018 (2017 – nil).

[4]	Other expense for 2017 excludes a $20 million recovery on the reversal of a provision pertaining to the wind-down of shomi.
[5]

Income tax expense excludes a $61 million recovery (2017 – $28 million recovery) for the year ended December 31, 2018 related to the income tax impact for adjusted items. Income tax expense for 2017 also excludes a $2 million expense for the revaluation of deferred tax balances as a result of legislative income tax rate changes.

EMPLOYEES

Employee salaries and benefits represent a material portion of our expenses. As at December 31, 2018, we had approximately 26,100 employees (2017 – 24,500) across all of our operating groups, including shared services and the corporate office. Total salaries and benefits for full-time and part-time employees in 2018 were $2,089 million (2017 – $2,111 million).

40     |   ROGERS COMMUNICATIONS INC.  2018 ANNUAL REPORT

2017 FULL-YEAR RESULTS COMPARED TO 2016

Effective January 1, 2018, upon adoption of IFRS 15, we made a decision to restate 2017 reported figures in accordance with the new accounting standard. Periods prior to 2017 have not been restated. As a consequence of this decision, for comparative purposes, the 2017 full-year results compared to 2016 full-year results presented below represent figures prepared in accordance with accounting standards prior to the adoption of IFRS 15. These results have been summarized in the table below.

Additionally, effective January 1, 2018, we adopted adjusted EBITDA as our key profit measure, replacing our previous adjusted operating profit non-GAAP measure. We also redefined our reportable segments such that the results of our legacy Cable segment, legacy Business Solutions segment, and our Smart Home Monitoring products are presented within a redefined Cable segment. All affected results presented in this MD&A have been retrospectively amended to incorporate this profit measure change and reportable segment redefinition.

	Years ended December 31
(In millions of dollars, except margins)	2017 [1]	2016 [1]	% Chg
Revenue
Wireless	8,343	7,916	5
Cable	3,894	3,871	1
Media	2,153	2,146	–
Corporate items and intercompany eliminations	(247)	(231)	7
Revenue	14,143	13,702	3
Total service revenue [2]	13,560	13,027	4
Adjusted EBITDA [3]
Wireless	3,542	3,262	9
Cable	1,819	1,773	3
Media	127	159	(20)
Corporate items and intercompany eliminations	(170)	(163)	4
Adjusted EBITDA [3]	5,318	5,031	6
Adjusted EBITDA margin [3]	37.6%	36.7%	0.9 pts
Net income	1,711	835	105
Adjusted net income [3]	1,768	1,432	23

[1]	Amounts calculated on a basis consistent with our previous revenue recognition accounting policies prior to adopting IFRS 15. See “Accounting Policies”.
[2]	As defined. See “Key Performance Indicators”.
[3]

Adjusted EBITDA, adjusted EBITDA margin, and adjusted net income are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

Revenue

Consolidated revenue increased by 3% in 2017, reflecting revenue growth of 5% in Wireless, and marginal increases in Cable and Media. Wireless revenue increased as a result of the continued adoption of Rogers Share Everything plans. Cable revenue increased by 1% as the increase in Internet revenue from a larger subscriber base and subscriber movement to higher-end speed and usage tiers was partially offset by the decrease in Television subscribers and the impact of Phone pricing packages. Media revenue increased marginally as a result of higher sports-related revenue driven by the strength of Sportsnet, increased sales at TSC, and higher conventional broadcast TV advertising revenue, partially offset by lower publishing-related revenue due to the strategic shift to digital media announced in 2016.

Adjusted EBITDA

Consolidated adjusted EBITDA increased in 2017 to $5,318 million, reflecting increases in Wireless and Cable, partially offset by a decrease in Media. Wireless adjusted EBITDA increased 9% as a result of the continued adoption of higher-rate service plans, partially offset by higher service costs associated with increased volumes and costs of devices. Cable adjusted EBITDA increased by 3% in 2017 as a result of strong Internet revenue growth and various cost efficiency and productivity initiatives. Media adjusted EBITDA decreased primarily as a result of a higher Toronto Blue Jays payroll (including the impact of foreign exchange) and higher TSC merchandise costs partially offset by the increase in revenue as described above.

Net income and adjusted net income

Net income increased to $1,711 million in 2017 from $835 million in 2016 primarily as a result of the impairment and related charges we recognized in 2016 as a result of our decision to discontinue developing our legacy IPTV product and develop a long-term relationship with Comcast and deploy their X1 IP-based video platform as Ignite TV, lower restructuring, acquisition and other costs, and prior year equity losses associated with the wind-down of shomi.

Adjusted net income increased to $1,768 million in 2017 from $1,432 million in 2016 as a result of a higher adjusted EBITDA and lower depreciation and amortization, partially offset by higher income tax expense.

2018 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     41

MANAGEMENT’S DISCUSSION AND ANALYSIS

QUARTERLY RESULTS

Below is a summary of our quarterly consolidated financial results and key performance indicators for 2018 and 2017.

QUARTERLY CONSOLIDATED FINANCIAL SUMMARY

	2018					2017 [1]
(In millions of dollars, except per share amounts)	Full Year	Q4	Q3	Q2	Q1	Full Year	Q4	Q3	Q2	Q1
Revenue
Wireless	9,200	2,464	2,331	2,214	2,191	8,569	2,288	2,203	2,076	2,002
Cable	3,932	989	983	991	969	3,894	981	977	976	960
Media	2,168	540	488	608	532	2,153	526	516	637	474
Corporate items and intercompany eliminations	(204)	(55)	(33)	(57)	(59)	(247)	(64)	(50)	(69)	(64)
Total revenue	15,096	3,938	3,769	3,756	3,633	14,369	3,731	3,646	3,620	3,372
Total service revenue [2]	12,974	3,276	3,271	3,300	3,127	12,550	3,164	3,196	3,221	2,969
Adjusted EBITDA
Wireless	4,090	1,028	1,099	1,029	934	3,726	965	1,017	915	829
Cable	1,874	489	490	462	433	1,819	477	471	455	416
Media	196	40	73	60	23	127	37	61	59	(30)
Corporate items and intercompany eliminations	(177)	(36)	(42)	(47)	(52)	(170)	(43)	(46)	(40)	(41)
Adjusted EBITDA [3]	5,983	1,521	1,620	1,504	1,338	5,502	1,436	1,503	1,389	1,174
Deduct (add):
Depreciation and amortization	2,211	564	558	545	544	2,142	531	531	535	545
Gain on disposition of property, plant and equipment	(16)	–	(5)	–	(11)	(49)	–	–	(49)	–
Restructuring, acquisition and other	210	94	47	26	43	152	31	59	34	28
Finance costs	793	205	176	193	219	746	184	183	189	190
Other (income) expense	(32)	(26)	15	2	(23)	(19)	3	20	(31)	(11)
Net income before income tax expense	2,817	684	829	738	566	2,530	687	710	711	422
Income tax expense	758	182	235	200	141	685	188	202	183	112
Net income	2,059	502	594	538	425	1,845	499	508	528	310
Earnings per share:
Basic	$4.00	$0.97	$1.15	$1.04	$0.83	$3.58	$0.97	$0.99	$1.03	$0.60
Diluted	$3.99	$0.97	$1.15	$1.04	$0.80	$3.57	$0.97	$0.98	$1.02	$0.60
Net income	2,059	502	594	538	425	1,845	499	508	528	310
Add (deduct):
Restructuring, acquisition and other	210	94	47	26	43	152	31	59	34	28
Loss on bond forward derivatives	21	21	–	–	–	–	–	–	–	–
Loss on repayment of long-term debt	28	–	–	–	28	–	–	–	–	–
(Recovery) loss on wind-down of shomi	–	–	–	–	–	(20)	–	–	(20)	–
Gain on disposition of property, plant and equipment	(16)	–	(5)	–	(11)	(49)	–	–	(49)	–
Income tax impact of above items	(61)	(32)	(11)	(10)	(8)	(28)	(7)	(16)	3	(8)
Income tax adjustment, legislative tax change	–	–	–	–	–	2	2	–	–	–
Adjusted net income [3]	2,241	585	625	554	477	1,902	525	551	496	330
Adjusted earnings per share [3]:
Basic	$4.35	$1.14	$1.21	$1.08	$0.93	$3.69	$1.02	$1.07	$0.96	$0.64
Diluted	$4.34	$1.13	$1.21	$1.07	$0.90	$3.68	$1.02	$1.07	$0.96	$0.64
Capital expenditures	2,790	828	700	657	605	2,436	841	658	451	486
Cash provided by operating activities	4,288	1,051	1,304	1,048	885	3,938	1,142	1,377	823	596
Free cash flow [3]	1,771	275	550	562	384	1,685	230	523	607	325

[1]	2017 reported figures have been restated applying IFRS 15. See “Critical Accounting Policies and Estimates”.
[2]	As defined. See “Key Performance Indicators”.
[3]

Adjusted EBITDA, adjusted net income, adjusted basic and diluted earnings per share, and free cash flow are non-GAAP measures and should not be considered as substitutes or alternatives for GAAP measures. These are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

42     |   ROGERS COMMUNICATIONS INC.  2018 ANNUAL REPORT

FOURTH QUARTER 2018 RESULTS

Results commentary in “Fourth Quarter 2018 Results” compares the fourth quarter of 2018 with the fourth quarter of 2017.

Higher revenue

Consolidated revenue increased 6% in the fourth quarter, largely driven by Wireless service revenue growth of 5%.

Growth in Wireless was a result of our balanced approach to continue monetizing the increasing demand for data along with a disciplined approach around subscriber base management. Wireless equipment revenue grew 17% in the fourth quarter driven by an increase in sales of higher value devices and increased hardware upgrades.

Cable revenue increased 1% in the fourth quarter as Internet revenue growth of 6% continued to drive the Cable segment. This quarter, we had net additions of 25,000 for Internet.

Media revenue increased 3% in the fourth quarter primarily as a result of higher advertising and sports-related revenue.

Higher adjusted EBITDA

In the fourth quarter, adjusted EBITDA increased 6%, driven by Wireless adjusted EBITDA growth of 7%, as a result of strong growth in Wireless revenue, partially offset by investments in our frontline employees.

Cable adjusted EBITDA increased 3% in the fourth quarter primarily from the ongoing product mix shift to higher-margin Internet services and various cost efficiencies achieved.

Media adjusted EBITDA increased 8% in the fourth quarter primarily as a result of increased revenue.

Net income and higher adjusted net income

Net income and adjusted net income increased in the fourth quarter by 1% and 11%, respectively, as a result of higher adjusted EBITDA, partially offset by higher depreciation and amortization.

QUARTERLY TRENDS AND SEASONALITY

Our operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of our reportable segments. This means our results in one quarter are not necessarily indicative of how we will perform in a future quarter. Wireless, Cable, and Media each have unique seasonal aspects to, and certain other historical trends in, their businesses.

Fluctuations in net income from quarter to quarter can also be attributed to losses on the repayment of debt, foreign exchange gains or losses, changes in the fair value of derivative instruments, other income and expenses, impairment of assets, and changes in income tax expense.

Wireless

The trends in Wireless revenue and adjusted EBITDA reflect:

•	the growing number of wireless voice and data subscribers;
•	higher usage of wireless data;
•	higher wireless device sales as more consumers shift to smartphones;
•	decreasing postpaid churn, which we believe is beginning to reflect the realization of our enhanced customer service efforts; and
•	higher roaming revenue as a result of customers increasingly utilizing our Roam Like Home and Fido Roam services; partially offset by
•	decreasing voice revenue as rate plans increasingly incorporate more monthly minutes and calling features, such as long distance.

The trends in Wireless adjusted EBITDA reflect:

•	higher wireless device subsidies that offset the higher wireless device sales as more consumers shift to higher-cost smartphones; and
•	higher voice and data costs related to the increasing number of subscribers.

We continue to target organic growth in higher-value postpaid subscribers. We have maintained a relatively stable mix of postpaid and prepaid subscribers. Prepaid plans are evolving to have properties similar to those of traditional postpaid plans. We believe this evolution provides consumers with greater choice of subscribing to a postpaid or prepaid service plan. Growth in our customer base over time has resulted in higher costs for customer service, retention, credit, and collection; however, most of the cost increases have been offset by gains in operating efficiencies.

Wireless operating results are influenced by the timing of our marketing and promotional expenditures and higher levels of subscriber additions and related subsidies, resulting in higher subscriber acquisition- and activation-related expenses, typically in the third and fourth quarters. Conversely, periods with higher activity may adversely impact subscriber churn metrics as a result of heightened competitive activity. The third and fourth quarters typically experience higher volumes of activity as a result of “back to school” and holiday season-related consumer behaviour. Aggressive promotional offers are often advertised during these periods and also contribute to the impact on subscriber metrics. In contrast, we typically see lower subscriber additions in the first quarter of the year.

The launch of popular new wireless device models can also affect the level of subscriber activity. Highly-anticipated device launches typically occur in the fall season of each year. Wireless roaming revenue is dependent on customer travel volumes and timing, which is impacted by the foreign exchange rate of the Canadian dollar and general economic conditions.

Our adoption of IFRS 15 has a significant impact on the timing of recognition and classification of our Wireless results. It does not affect our cash flows from operations or methods and underlying economics through which we transact with our customers. See “Accounting Policies” for more information.

Cable

The trends in Cable service revenue primarily reflect:

•	higher Internet subscription fees as customers increasingly upgrade to higher-tier speed plans, including those with unlimited usage;
•	general pricing increases; and

2018 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     43

MANAGEMENT’S DISCUSSION AND ANALYSIS

•	shift of enterprise customers from lower-margin, off-net legacy long distance and data services to higher-margin, next generation services and data centre businesses; partially offset by
•	competitive losses of Television subscribers;
•	Television subscribers downgrading their service plans; and
•	lower additional usage of Internet, Television, and Phone products and services as service plans are increasingly bundling more features, such as unlimited usage or a greater number of TV channels.

The trends in Cable adjusted EBITDA primarily reflect:

•	higher Internet operating margins, as a result of the shift from conventional Television to Internet services; partially offset by
•	higher premium supplier fees in Television as a result of bundling more value-added offerings into our Cable products.

Cable’s operating results are affected by modest seasonal fluctuations in subscriber additions and disconnections, typically caused by:

•

university and college students who live in residences moving out early in the second quarter and canceling their service as well as students moving in late in the third quarter and signing up for cable service;

•	individuals temporarily suspending service for extended vacations or seasonal relocations; and
•	the concentrated marketing we generally conduct in our fourth quarter.

Cable operating results are also influenced by trends in cord shaving and cord cutting, which has resulted in fewer subscribers watching traditional cable television, as well as a lower number of Television subscribers. In addition, trends in the use of wireless products and Internet or social media as substitutes for traditional home phone products have resulted in fewer Phone subscribers. Cable results from our enterprise customers do not generally have any unique seasonal aspects.

Media

The trends in Media’s results are generally the result of:

•	fluctuations in advertising and consumer market conditions;
•	subscriber rate increases;
•	higher sports and rights costs, including increases as we move further along in our NHL Agreement; and
•	continual investment in primetime and specialty programming relating to both our broadcast networks (such as City) and our specialty channels (such as FX (Canada)).

Seasonal fluctuations relate to:

•

periods of increased consumer activity and their impact on advertising and related retail cycles, which tend to be most active in the fourth quarter due to holiday spending and slower in the first quarter;

•	the MLB season, where:
•	games played are concentrated in the spring, summer, and fall months (generally the second and third quarters of the year);
•

revenue related to game day ticket sales, merchandise sales, and advertising are concentrated in the spring, summer, and fall months (generally the second and third quarters of the year), with postseason games commanding a premium in advertising revenue and additional revenue from game day ticket sales and merchandise sales, if and when the Toronto Blue Jays play in the postseason; and

•	programming and production costs and player payroll are expensed based on the number of games aired or played, as applicable; and
•	the NHL season, where:
•

regular season games are concentrated in the fall and winter months (generally the first and fourth quarters of the year) and playoff games are concentrated in the spring months (generally the second quarter of the year). We expect a correlation between the quality of revenue and earnings and the extent of Canadian teams’ presence during the playoffs;

•	programming and production costs are expensed based on the timing of when the rights are aired or are expected to be consumed; and
•	advertising revenue and programming expenses are concentrated in the fall, winter, and spring months, with playoff games commanding a premium in advertising revenue.

Other expenses

Depreciation and amortization has been trending upward over the past several years as a result of an increase in our general depreciable asset base, related significantly to our recent rollout and expansion of our wireless network. This is a direct result of increasing capital expenditures in previous and current years as we worked to upgrade our wireless network, purchase customer premise equipment, and roll out Ignite TV, Ignite Gigabit Internet, and 4K TV to our Cable footprint. We expect future depreciation and amortization to align with ongoing capital expenditures.

44     |   ROGERS COMMUNICATIONS INC.  2018 ANNUAL REPORT

OVERVIEW OF FINANCIAL POSITION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31 (In millions of dollars)	2018	2017 (restated) [1]	$ Chg	% Chg	Explanation of significant changes

Assets
Current assets:
Cash and cash equivalents	405	–	405	–	See “Sources and Uses of Cash”.
Accounts receivable	2,259	2,035	224	11	Reflects an increase in trade receivables driven by increased revenue and certain other accruals.
Inventories	466	435	31	7	n/m
Current portion of contract assets	1,052	820	232	28	Reflects net increases in contracts with customers.
Other current assets	436	414	22	5	n/m
Current portion of derivative instruments	270	421	(151)	(36)	Primarily reflects the settlement of the debt derivatives pertaining to the repayment of our US$1.4 billion senior notes. See “Financial Risk Management”.

Total current assets	4,888	4,125	763	18
Property, plant and equipment	11,780	11,143	637	6	Primarily reflects capital expenditures, partially offset by depreciation expense. See “Capital Expenditures”.
Intangible assets	7,205	7,244	(39)	(1)	Reflects the amortization of intangible assets.
Investments	2,134	2,561	(427)	(17)	Primarily reflects fair value decreases for certain publicly traded investments.
Derivative instruments	1,339	953	386	41	Primarily reflects changes in market values of our debt and expenditure derivatives as a result of the depreciation of the Cdn$ relative to the US$. See “Financial Risk Management”.
Contract assets	535	413	122	30	Reflects net increases in contracts with customers.
Other long-term assets	132	143	(11)	(8)	n/m
Deferred tax assets	–	3	(3)	(100)	n/m
Goodwill	3,905	3,905	–	–	n/m

Total assets	31,918	30,490	1,428	5

Liabilities and shareholders’ equity
Current liabilities:
Bank advances	–	6	(6)	n/m	See “Sources and Uses of Cash”.
Short-term borrowings	2,255	1,585	670	42	Reflects additional borrowings under our US CP program.
Accounts payable and accrued liabilities	3,052	2,931	121	4	Primarily reflects an overall increase in trade payables as a result of the timing of payments made.
Income tax payable	177	62	115	185	Reflects the timing of tax installments.
Other current liabilities	132	132	–	–	n/m
Contract liabilities	233	278	(45)	(16)	Reflects lower customer deposits at the Toronto Blue Jays.
Current portion of long-term debt	900	1,756	(856)	(49)	Reflects the repayment of our US$1.4 billion senior notes in April 2018, partially offset by the reclassification from long-term of a total of $900 million in senior notes due in 2019.
Current portion of derivative instruments	87	133	(46)	(35)	Primarily reflects changes in market values of our expenditure derivatives, as a result of the depreciation of the Cdn$ relative to the US$. See “Financial Risk Management”.

Total current liabilities	6,836	6,883	(47)	(1)
Provisions	35	35	–	–	n/m
Long-term debt	13,390	12,692	698	5	Primarily reflects the issuance of US$750 million of senior notes and foreign exchange revaluation, partially offset by the reclassification to current of a total of $900 million in senior notes.
Derivative instruments	22	147	(125)	(85)	Reflects changes in market values of our debt derivatives, primarily as a result of the depreciation of the Cdn$ relative to the US$. See “Financial Risk Management”.
Other long-term liabilities	546	613	(67)	(11)	Primarily reflects a decrease in our net pension liability as a result of an increase in the fair value of the plan assets.
Deferred tax liabilities	2,910	2,624	286	11	Primarily reflects an increase in temporary differences between the accounting and tax bases for certain assets.

Total liabilities	23,739	22,994	745	3
Shareholders’ equity	8,179	7,496	683	9	Reflects changes in retained earnings and equity reserves.

Total liabilities and shareholders’ equity	31,918	30,490	1,428	5

[1]	2017 reported figures have been restated applying IFRS 15. See “Accounting Policies”.

2018 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     45

MANAGEMENT’S DISCUSSION AND ANALYSIS

Managing Our Liquidity and Financial Resources

SOURCES AND USES OF CASH

OPERATING, INVESTING, AND FINANCING ACTIVITIES

	Years ended December 31
(In millions of dollars)	2018	2017 (restated) [1]
Cash provided by operating activities before changes in non-cash working capital items, income taxes paid, and interest paid	5,498	5,312
Change in non-cash operating working capital items	(114)	(164)
Cash provided by operating activities before income taxes paid and interest paid	5,384	5,148
Income taxes paid	(370)	(475)
Interest paid	(726)	(735)
Cash provided by operating activities	4,288	3,938
Investing activities:
Capital expenditures	(2,790)	(2,436)
Additions to program rights	(54)	(59)
Changes in non-cash working capital related to capital expenditures and intangible assets	(125)	109
Acquisitions and other strategic transactions, net of cash acquired	–	(184)
Other	25	(60)
Cash used in investing activities	(2,944)	(2,630)
Financing activities:
Net proceeds received on short-term borrowings	508	858
Net repayment of long-term debt	(823)	(1,034)
Net proceeds (payments) on settlement of debt derivatives and forward contracts	388	(79)
Transaction costs incurred	(18)	–
Dividends paid	(988)	(988)
Cash used in financing activities	(933)	(1,243)
Change in cash and cash equivalents	411	65
Bank advances, beginning of year	(6)	(71)
Cash and cash equivalents (bank advances), end of year	405	(6)

[1]	2017 reported figures have been restated applying IFRS 15. See “Accounting Policies”.

OPERATING ACTIVITIES

The increase in cash provided by operating activities this year was a result of higher net income, lower income taxes paid, and lower net investment in non-cash working capital.

INVESTING ACTIVITIES

Capital expenditures

We spent a net amount of $2,790 million this year on property, plant and equipment before related changes in non-cash working capital items, which was 15% higher than 2017. See “Capital Expenditures” for more information.

Acquisitions and other strategic transactions

We did not make any material acquisitions or other strategic transactions in 2018. In June 2017, upon receipt of all necessary regulatory approvals, we acquired an AWS-1 spectrum licence from Quebecor Inc., pursuant to an existing agreement, by paying $184 million. Upon acquisition, we recognized the spectrum licence as an intangible asset of $184 million, which included directly attributable costs. The spectrum licence provides us with more wireless capacity in the Greater Toronto Area.

FINANCING ACTIVITIES

We received net amounts of $55 million for the year ended December 31, 2018 (2017 – repaid net amounts of $255 million) on our short-term borrowings, long-term debt, and related derivatives. See “Financial Risk Management” for more information on the cash flows relating to our derivative instruments.

Short-term borrowings

Our short-term borrowings consist of amounts outstanding under our accounts receivable securitization program and under our US CP program. Below is a summary of our short-term borrowings as at December 31, 2018 and 2017.

	Years ended December 31

(In millions of dollars)	2018	2017

Accounts receivable securitization program	650	650
US commercial paper program	1,605	935

Total short-term borrowings	2,255	1,585

46     |   ROGERS COMMUNICATIONS INC.  2018 ANNUAL REPORT

The table below summarizes the activity relating to our short-term borrowings for the years ended December 31, 2018 and 2017.

	Year ended December 31, 2018			Year ended December 31, 2017
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Proceeds received from US commercial paper	15,262	1.29	19,752	8,267	1.30	10,712
Repayment of US commercial paper	(14,858)	1.30	(19,244)	(7,530)	1.29	(9,704)
Net proceeds received from US commercial paper			508			1,008
Proceeds received from accounts receivable securitization			225			530
Repayment of accounts receivable securitization			(225)			(680)
Net repayment of accounts receivable securitization			–			(150)
Net proceeds received on short-term borrowings			508			858

In March 2017, we entered into a US CP program that allowed us to issue up to a maximum aggregate principal amount of US$1 billion. In December 2017, we increased the maximum aggregate principal amount allowed under our US CP program to US$1.5 billion. Funds can be borrowed under this program with terms to maturity ranging from 1 to 397 days, subject to ongoing market conditions. Any issuances made under the US CP program will be issued at a discount. The obligations of RCI under the US CP program are unsecured and guaranteed by RCCI, and rank equally in right of payment with all our senior notes and debentures. See “Financial Condition” for more information.

Concurrent with our US CP issuances, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings under our US CP program. See “Financial Risk Management” for more information.

Long-term debt

Our long-term debt consists of amounts outstanding under our bank and letter of credit facilities and the senior notes and debentures we have issued. The tables below summarize the activity relating to our long-term debt for the years ended December 31, 2018 and 2017.

	Year ended December 31, 2018			Year ended December 31, 2017
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Credit facility borrowings (Cdn$)			–			1,730
Credit facility borrowings (US$)	125	1.26	157	960	1.32	1,269
Total credit facility borrowings			157			2,999

Credit facility repayments (Cdn$)			–			(1,830)
Credit facility repayments (US$)	(125)	1.26	(157)	(1,110)	1.31	(1,453)
Total credit facility repayments			(157)			(3,283)

Net repayments under credit facilities			–			(284)

Senior notes issuances (US$)	750	1.25	938	–	–	–

Senior notes repayments (Cdn$)			–			(750)
Senior notes repayments (US$)	(1,400)	1.26	(1,761)	–	–	–
Total senior notes repayments			(1,761)			(750)

Net repayment of senior notes			(823)			(750)

Net repayment of long-term debt			(823)			(1,034)

	Years ended December 31
(In millions of dollars)	2018	2017
Long-term debt net of transaction costs, beginning of year	14,448	16,080
Net repayment of long-term debt	(823)	(1,034)
Loss (gain) on foreign exchange	672	(608)
Deferred transaction costs incurred	(18)	(3)
Amortization of deferred transaction costs	11	13
Long-term debt net of transaction costs, end of year	14,290	14,448

The revolving credit facility is unsecured, guaranteed by RCCI, and ranks equally with all of our senior notes and debentures.

On April 13, 2018, we repaid the entire outstanding principal amount of our US$1.4 billion ($1.8 billion) 6.8% senior notes that were originally due in August 2018. At the same time, the associated debt derivatives were settled for net proceeds received of $0.3 billion. As a result, we repaid a net amount of $1.5 billion, including settlement of the associated debt derivatives, which was separately funded through our US CP program and our bank credit facility. See “Financial Condition” for more information.

2018 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     47

MANAGEMENT’S DISCUSSION AND ANALYSIS

Issuance of senior notes and related debt derivatives

Below is a summary of the senior notes that we issued in 2018, with the proceeds used to repay long-term debt maturing in 2018 and for general corporate purposes. We did not issue any senior notes in 2017.

(In millions of dollars, except interest rates and discounts)
Date issued	Principal amount	Due date	Interest rate	Discount/premium at issuance	Total gross proceeds [1] (Cdn$)	Transaction costs and discounts [2] (Cdn$)
2018 issuances
February 8, 2018	US 750	2048	4.300%	99.398%	938	16

[1]	Gross proceeds before transaction costs, discounts, and premiums.
[2]

Transaction costs, discounts, and premiums are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.

The senior notes issued in 2018 were issued pursuant to a public offering in the US.

Concurrent with the 2018 issuance, we entered into debt derivatives to convert all interest and principal payment obligations on the senior notes to Canadian dollars. See “Financial Risk Management” for more information.

The notes issued in 2018 are unsecured and guaranteed by RCCI, ranking equally with all of our other unsecured senior notes and debentures, bank credit facilities, and letter of credit facilities.

Repayment of senior notes and related derivative settlements

Below is a summary of the repayment of our senior notes during 2018 and 2017.

(In millions of dollars)
Maturity date	Notional amount (US$)	Notional amount (Cdn$)
2018 repayments
April 2018	1,400	1,761

2017 repayments
March 2017	–	250
June 2017	–	500
Total for 2017	–	750

There were no debt derivatives associated with the 2017 repayments.

Dividends

In 2018, we declared and paid dividends on each of our outstanding Class A Shares and Class B Non-Voting Shares. We paid $988 million in cash dividends. See “Dividends and Share Information” for more information.

Shelf prospectuses

We have two shelf prospectuses that qualify the offering of debt securities from time to time. One shelf prospectus qualifies the public offering of up to $4 billion of our debt securities in each of the provinces of Canada (Canadian Shelf) and the other shelf prospectus (together with a corresponding registration statement filed with the US Securities and Exchange Commission) qualifies the public offering of up to US$4 billion of our debt securities in the United States and Ontario (US Shelf). Both the Canadian Shelf and the US Shelf will expire in May 2020.

FREE CASH FLOW

	Years ended December 31
(In millions of dollars)	2018	2017 (restated) [1]	% Chg
Adjusted EBITDA [2]	5,983	5,502	9
Deduct (add):
Capital expenditures [3]	2,790	2,436	15
Interest on borrowings, net of capitalized interest	689	722	(5)
Net change in contract asset and deferred commission cost asset balances	363	184	97
Cash income taxes [4]	370	475	(22)
Free cash flow [2]	1,771	1,685	5

[1]	2017 reported figures have been restated applying IFRS 15. See “Accounting Policies”.
[2]

Adjusted EBITDA and free cash flow are non-GAAP measures and should not be considered as substitutes or alternatives for GAAP measures. These are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[3]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences.
[4]	Cash income taxes are net of refunds received.

The 5% increase in free cash flow this year was primarily a result of:

•	higher adjusted EBITDA; partially offset by
•	higher capital expenditures.

Effective January 1, 2019, we will redefine free cash flow such that we will no longer adjust for the “net change in contract asset and deferred commission cost asset balances” as outlined in the table below. We will redefine free cash flow to simplify this measure and we believe removing it will make us more comparable within our industry. This item was added on a transitional basis following our adoption of IFRS 15 to help stakeholders understand the impact this standard had on our results. The below table shows the effect this change will have on our free cash flow for the years ended December 31, 2018 and 2017.

	Years ended December 31
(In millions of dollars)	2018	2017	% Chg
Free cash flow as reported [1]	1,771	1,685	5
Add:
Net change in contract asset and deferred commission cost asset balances	363	184	97
Free cash flow (redefined) [1]	2,134	1,869	14

[1]

Free cash flow is a non-GAAP measure and should not be considered a substitute or alternative for GAAP measures. This is not a defined term under IFRS and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about this measure, including how we calculate it.

48     |   ROGERS COMMUNICATIONS INC.  2018 ANNUAL REPORT

FINANCIAL CONDITION

LIQUIDITY

Below is a summary of our total available liquidity under our bank credit facilities, letters of credit facilities, and short-term borrowings.

As at December 31, 2018 (In millions of dollars)
	Total available	Drawn	Letters of credit	US CP program	Net available
Bank credit facilities:
Revolving	3,200	–	9	1,605	1,586
Outstanding letters of credit	982	–	982	–	–
Bank advances	–	–	–	–	–
Total bank credit facilities	4,182	–	991	1,605	1,586
Accounts receivable securitization	1,050	650	–	–	400
Cash and cash equivalents	405	–	–		405
Total	5,637	650	991	1,605	2,391

As at December 31, 2017 (In millions of dollars)
	Total available	Drawn	Letters of credit	US CP Program	Net available
Bank credit facilities:
Revolving	3,200	–	9	935	2,256
Outstanding letters of credit	87	–	87	–	–
Bank advances	–	6	–	–	(6)
Total bank credit facilities	3,287	6	96	935	2,250
Accounts receivable securitization	1,050	650	–	–	400
Total	4,337	656	96	935	2,650

In addition to the noted sources of available liquidity, we held $1,051 million of marketable securities in publicly traded companies as at December 31, 2018 (2017 – $1,465 million).

Weighted average cost of borrowings

Our borrowings had a weighted average cost of 4.45% as at December 31, 2018 (2017 – 4.70%) and a weighted average term to maturity of 10.7 years (2017 – 9.9 years).

COVENANTS

The provisions of our $3.2 billion revolving bank credit facility described in “Sources and Uses of Cash” impose certain restrictions on our operations and activities, the most significant of which are leverage-related maintenance tests. As at December 31, 2018 and 2017, we were in compliance with all financial covenants, financial ratios, and all of the terms and conditions of our debt agreements. Throughout 2018, these covenants did not impose restrictions of any material consequence on our operations.

CREDIT RATINGS

Credit ratings provide an independent measure of credit quality of an issue of securities and can affect our ability to obtain short-term and long-term financing and the terms of the financing. If rating agencies lower the credit ratings on our debt, particularly a downgrade below investment-grade, it could adversely affect our cost of financing and access to liquidity and capital.

We have engaged each of S&P Global Ratings Services (S&P), Moody’s Investors Service (Moody’s), and Fitch Ratings (Fitch) to rate certain of our public debt issues. Below is a summary of the credit ratings on RCI’s outstanding senior notes and debentures (long-term) and US CP (short-term) as at December 31, 2018.

Issuance	S&P	Moody’s	Fitch
Corporate credit issuer default rating [1]	BBB+ with a stable outlook	Baa1 with a stable outlook	BBB+ with a stable outlook
Senior unsecured debt [1]	BBB+ with a stable outlook	Baa1 with a stable outlook	BBB+ with a stable outlook
US commercial paper [1]	A-2	P-2	N/A [2]

[1]	Unchanged for the year.
[2]	We have not sought a rating from Fitch for our short-term obligations.

2018 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     49

MANAGEMENT’S DISCUSSION AND ANALYSIS

Ratings for long-term debt instruments across the universe of composite rates range from AAA (S&P and Fitch) or Aaa (Moody’s), representing the highest quality of securities rated, to D (S&P), Substantial Risk (Fitch), and C (Moody’s) for the lowest quality of securities rated. Investment-grade credit ratings are generally considered to range from BBB- (S&P and Fitch) or Baa3 (Moody’s) to AAA (S&P and Fitch) or Aaa (Moody’s).

Ratings for short-term debt instruments across the universe of composite rates ranges from A-1+ (S&P), F1+ (Fitch), or P-1 (Moody’s), representing the highest quality of securities rated, to C (S&P and Fitch), and not prime (Moody’s) for the lowest quality of securities rated. Investment-grade credit ratings are generally considered to be ratings of at least A-3 (S&P), F3 (Fitch), or P-3 (Moody’s) quality or higher.

Credit ratings are not recommendations to purchase, hold, or sell securities, nor are they a comment on market price or investor suitability. There is no assurance that a rating will remain in effect for a given period, or that a rating will not be revised or withdrawn entirely by a rating agency if it believes circumstances warrant it. The ratings on our senior debt provided by S&P, Fitch, and Moody’s are investment-grade ratings.

PENSION OBLIGATIONS

Our defined benefit pension plans had a net funding deficit of approximately $365 million as at December 31, 2018 (2017 – $452 million). During 2018, our net funding deficit decreased by $87 million primarily as a result of a net increase in the plan assets.

We made a total of $148 million (2017 – $145 million) of contributions to our pension plans this year. We expect our total estimated funding requirements for our funded defined benefit pension plans to be $177 million in 2019 and to be adjusted annually thereafter based on various market factors, such as interest rates, expected returns, and staffing assumptions.

Changes in factors such as the discount rate, participation rates, increases in compensation, and the expected return on plan assets can affect the accrued benefit obligation, pension expense, and the deficiency of plan assets over accrued obligations in the future. See “Accounting Policies” for more information.

Purchase of annuities

From time to time, we have made additional lump-sum contributions to our pension plans, and the pension plans have purchased annuities from insurance companies to fund the pension benefit obligations for certain groups of retired employees in the plans. Purchasing the annuities relieves us of our primary responsibility for that portion of the accrued benefit obligations for the retired employees and eliminates the significant risk associated with the obligations.

We did not make any additional lump-sum contributions to our pension plans in 2018 or 2017, and the pension plans did not purchase additional annuities.

FINANCIAL RISK MANAGEMENT

We use derivative instruments from time to time to manage risks related to our business activities, summarized as follows:

Derivative	The risk they manage	Types of derivative instruments
Debt derivatives	Impact of fluctuations in foreign exchange rates on principal and interest payments for US dollar-denominated senior notes and debentures, credit facility borrowings, and commercial paper borrowings	Cross-currency interest rate exchange agreements Forward foreign exchange agreements (from time to time as necessary)
Bond forwards	Impact of fluctuations in market interest rates on forecast interest payments for expected long-term debt	Forward interest rate agreements
Expenditure derivatives	Impact of fluctuations in foreign exchange rates on forecast US dollar-denominated expenditures	Forward foreign exchange agreements
Equity derivatives	Impact of fluctuations in share price on stock-based compensation expense	Total return swap agreements

We also manage our exposure to fluctuating interest rates and we have fixed the interest rate on 85.3% (2017 – 89.5%) of our debt, including short-term borrowings, as at December 31, 2018.

We designate the debt derivatives related to our senior notes and debentures as hedges for accounting purposes against the foreign exchange risk associated with specific debt instruments. We do not designate the debt derivatives related to our credit facility and US CP borrowings as hedges for accounting purposes. Our bond forwards and expenditure derivatives are also designated as hedges for accounting purposes.

DEBT DERIVATIVES

We use cross-currency interest rate exchange agreements (debt derivatives) to hedge the foreign exchange risk on all of the interest and principal payment obligations of our US dollar-denominated senior notes and debentures.

50     |   ROGERS COMMUNICATIONS INC.  2018 ANNUAL REPORT

New debt derivatives to hedge new senior notes issued

		US$		Hedging effect

(In millions of dollars, except interest rates) Effective date	Principal/ Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)
February 8, 2018	750	2048	4.300%	4.193%	938

[1]	Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.

During 2017, we did not enter or settle any debt derivatives related to senior notes.

During the year, we entered into debt derivatives related to our credit facility and US CP borrowings as a result of a favourable interest rate spread obtained from borrowing funds in US dollars. We used these derivatives to offset the foreign exchange and interest rate risk on our US dollar-denominated credit facility and commercial paper borrowings. As a result of the short-term nature of these debt derivatives, we have not designated them as hedges for accounting purposes.

Below is a summary of the debt derivatives we entered and settled related to our credit facility borrowings and commercial paper program during 2018 and 2017.

	Year ended December 31, 2018			Year ended December 31, 2017

(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Credit facilities
Debt derivatives entered	125	1.26	157	1,610	1.32	2,126
Debt derivatives settled	125	1.26	157	1,760	1.32	2,327
Net cash paid			(1)			(17)

Commercial paper program
Debt derivatives entered	15,262	1.29	19,751	8,266	1.30	10,711
Debt derivatives settled	14,833	1.29	19,148	7,521	1.29	9,692
Net cash received (paid)			63			(62)

As at December 31, 2018, we had US$6.1 billion of US dollar-denominated senior notes and debentures, all of which were hedged using debt derivatives.

	As at December 31
(In millions of dollars, except exchange rates, percentages, and years)	2018		2017
US dollar-denominated long-term debt [1]	US$	6,050	US$	6,700
Hedged with debt derivatives	US$	6,050	US$	6,700
Hedged exchange rate		1.1438		1.1070
Percent hedged [2]		100.0%		100.0%
Amount of borrowings at fixed rates [3]
Total borrowings		$15,320		$15,152
Total borrowings at fixed rates		$13,070		$13,567
Percent of borrowings at fixed rates		85.3%		89.5%
Weighted average interest rate on borrowings		4.45%		4.70%
Weighted average term to maturity		10.7 years		9.9 years

[1]	US dollar-denominated long-term debt reflects the hedged exchange rate and the hedged interest rate.
[2]

Pursuant to the requirements for hedge accounting under IFRS 9, Financial instruments, as at December 31, 2018, and December 31, 2017, RCI accounted for 100% of its debt derivatives related to senior notes as hedges against designated US dollar-denominated debt. As a result, as at December 31, 2018 and 2017, 100% of our US dollar-denominated senior notes and debentures are hedged for accounting and economic purposes.

[3]	Borrowings include long-term debt, including the impact of debt derivatives, and short-term borrowings associated with our US CP and accounts receivable securitization programs.

BOND FORWARDS

From time to time, we use extendible bond forward derivatives (bond forwards) to hedge interest rate risk on the debt instruments we expect to issue in the future. As at December 31, 2018, approximately $5.7 billion of our outstanding public debt matures over the next five years (2017 – $5.6 billion) and we anticipate that we will issue public debt over that time to fund at least a portion of those maturities together with other general corporate funding requirements. We use bond forwards for risk management purposes only. The bond forwards noted below have been designated as hedges for accounting purposes.

During 2014, we entered into bond forwards to hedge the underlying Government of Canada (GoC) interest rate risk that will comprise a portion of the interest rate risk associated with our anticipated future debt issuances. As a result of these bond forwards, we hedged the underlying GoC 10-year rate on $1.5 billion notional amount for anticipated future debt issuances from 2015 to 2018 and the underlying GoC 30-year rate on $0.4 billion notional amount for December 31, 2018. The bond forwards are effective from December 2014.

2018 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     51

MANAGEMENT’S DISCUSSION AND ANALYSIS

As at December 31, 2018 we had $900 million notional amount of bond forwards outstanding (2017 – $900 million), all of which were designated as hedges for accounting purposes.

(In millions of dollars, except interest rates)
GoC term (years)	Effective date	Maturity date [1]	Notional amount	Hedged GoC interest rate as at December 31, 2018	Hedged GoC interest rate as at December 31, 2017 [1]	2018	2017
10	December 2014	January 31, 2019	500	3.01%	2.85%	500	500
30	December 2014	February 28, 2019	400	2.70%	2.65%	400	400
Total			900			900	900

[1]

Bond forwards with maturity dates beyond December 31, 2018 are subject to GoC rate re-setting from time to time. Both the 10-year and 30-year bond forwards were extended in 2018 to their respective maturity dates.

During the year, we determined that we would no longer be able to exercise certain ten-year bond forward derivatives within the originally designated time frame. Consequently, we discontinued hedge accounting on those bond forward derivatives and reclassified a $21 million loss from the hedging reserve within shareholders’ equity to finance costs. We subsequently extended the bond forwards to May 31, 2019, with the ability to extend them further, and redesignated them as effective hedges.

EXPENDITURE DERIVATIVES

We use foreign currency forward contracts (expenditure derivatives) to hedge the foreign exchange risk on the notional amount of certain forecast US dollar-denominated expenditures. Below is a summary of the expenditure derivatives we entered and settled to manage foreign exchange risk related to certain forecast expenditures.

	Year ended December 31, 2018			Year ended December 31, 2017
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Expenditure derivatives entered	720	1.24	896	840	1.27	1,070
Expenditure derivatives settled	840	1.30	1,093	930	1.33	1,240

The expenditure derivatives noted above have been designated as hedges for accounting purposes.

As at December 31, 2018, we had US$1,080 million of expenditure derivatives outstanding (2017 – US$1,200 million), at an average rate of $1.24/US$ (2017 – $1.28/US$), with terms to maturity ranging from January 2019 to December 2020 (2017 – January 2018 to December 2019). As at December 31, 2018, our outstanding expenditure derivatives maturing in 2019 are hedged at an average exchange rate of $1.24/US$.

EQUITY DERIVATIVES

We use stock-based compensation derivatives (equity derivatives) to hedge the market price appreciation risk of the Class B Non-Voting Shares granted under our stock-based compensation programs. As at December 31, 2018, we had equity derivatives for 5.0 million (2017 – 5.4 million) Class B Non-Voting Shares with a weighted average price of $51.54 (2017 – $51.44). These derivatives have not been designated as hedges for accounting purposes. We record changes in their fair value as a stock-based compensation expense, or offset thereto, which serves to offset a substantial portion of the impact of changes in the market price of Class B Non-Voting Shares on the accrued value of the stock-based compensation liability for our stock-based compensation programs.

In 2018, we settled 0.4 million equity derivatives at a weighted average price of $61.15 for net proceeds of $4 million. In 2017, we settled existing equity derivatives for net proceeds of $6 million and entered into new derivatives on 1.0 million Class B Non-Voting Shares with an expiry date of March 2018.

We have executed extension agreements for our equity derivative contracts under substantially the same terms and conditions with revised expiry dates to April 2019 (from April 2018).

52     |   ROGERS COMMUNICATIONS INC.  2018 ANNUAL REPORT

MARK-TO-MARKET VALUE

We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS.

	As at December 31, 2018
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,500	1.1243	6,184	1,354
As liabilities	550	1.3389	736	(22)
Short-term debt derivatives not accounted for as hedges:
As assets	1,178	1.3276	1,564	41
Net mark-to-market debt derivative asset				1,373
Bond forwards accounted for as cash flow hedges:
As liabilities	–	–	900	(87)
Expenditure derivatives accounted for as cash flow hedges:
As assets	1,080	1.2413	1,341	122
Net mark-to-market expenditure derivative asset				122
Equity derivatives not accounted for as hedges:
As assets	–	–	258	92
Net mark-to-market asset				1,500

	As at December 31, 2017
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,200	1.0401	5,409	1,301
As liabilities	1,500	1.3388	2,008	(149)
Short-term debt derivatives not accounted for as hedges:
As liabilities	746	1.2869	960	(23)
Net mark-to-market debt derivative asset				1,129
Bond forwards accounted for as cash flow hedges:
As liabilities	–	–	900	(64)
Expenditure derivatives accounted for as cash flow hedges:
As assets	240	1.2239	294	5
As liabilities	960	1.2953	1,243	(44)
Net mark-to-market expenditure derivative liability				(39)
Equity derivatives not accounted for as hedges:
As assets	–	–	276	68
Net mark-to-market asset				1,094

ADJUSTED NET DEBT AND DEBT LEVERAGE RATIO

We use adjusted net debt and debt leverage ratio to conduct valuation-related analysis and make capital structure-related decisions. Adjusted net debt includes long-term debt, net debt derivative assets or liabilities, short-term borrowings, and cash and cash equivalents.

	As at December 31
(In millions of dollars, except ratios)	2018	2017 (restated) [1]
Long-term debt [2]	14,404	14,555
Net debt derivative assets valued without any adjustment for credit risk [3]	(1,448)	(1,146)
Short-term borrowings	2,255	1,585
(Cash and cash equivalents) bank advances	(405)	6
Adjusted net debt [4]	14,806	15,000
Divided by: trailing 12-month adjusted EBITDA [4]	5,983	5,502
Debt leverage ratio [4]	2.5	2.7

[1]	2017 reported figures have been restated applying IFRS 15. See “Accounting Policies”.
[2]

Includes current and long-term portion of long-term debt before deferred transaction costs and discounts. See “Reconciliation of adjusted net debt” in “Non-GAAP Measures” for the calculation of this amount.

[3]

For purposes of calculating adjusted net debt and debt leverage ratio, we believe including debt derivatives valued without adjustment for credit risk is commonly used to evaluate debt leverage and for market valuation and transactional purposes.

[4]

Adjusted net debt, adjusted EBITDA, and debt leverage ratio are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

In addition, as at December 31, 2018, we held $1,051 million of marketable securities in publicly traded companies (2017 – $1,465 million).

Our adjusted net debt decreased by $194 million from December 31, 2017 as a result of:

•	an increase in our net cash position; and
•	a decrease in the net hedged amount of our long-term debt due to the various repayments this year; partially offset by
•	an increase in our outstanding short-term borrowings.

See “Overview of Financial Position” for more information.

2018 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     53

MANAGEMENT’S DISCUSSION AND ANALYSIS

DIVIDENDS AND SHARE INFORMATION

DIVIDENDS

Below is a summary of the dividends that have been declared and paid on our outstanding Class A Shares and Class B Non-Voting Shares.

Declaration date	Record date	Payment date	Dividend per share (dollars)	Dividends paid (in millions of dollars)
January 25, 2018	March 12, 2018	April 3, 2018	0.48	247
April 19, 2018	June 11, 2018	July 3, 2018	0.48	247
August 15, 2018	September 14, 2018	October 3, 2018	0.48	247
October 19, 2018	December 11, 2018	January 3, 2019	0.48	247

January 26, 2017	March 13, 2017	April 3, 2017	0.48	247
April 18, 2017	June 12, 2017	July 4, 2017	0.48	247
August 17, 2017	September 15, 2017	October 3, 2017	0.48	247
October 19, 2017	December 11, 2017	January 2, 2018	0.48	247

In January 2019, the Board declared a quarterly dividend of $0.50 per Class A Share and Class B Non-Voting Share, to be paid on April 1, 2019, to shareholders of record on March 12, 2019.

We currently expect that the remaining record and payment dates for the 2019 declaration of dividends will be as follows, subject to the declaration by the Board each quarter at its sole discretion:

Declaration date	Record date	Payment date
April 18, 2019	June 10, 2019	July 2, 2019
June 5, 2019	September 9, 2019	October 1, 2019
October 22, 2019	December 11, 2019	January 2, 2020

NORMAL COURSE ISSUER BID

In April 2018, the TSX accepted a notice of our intention to commence a normal course issuer bid (NCIB) that allows us to purchase, during the twelve-month period ending April 23, 2019, the lesser of 35.8 million Class B Non-Voting Shares and that number of Class B Non-Voting Shares that can be purchased under the NCIB for an aggregate purchase price of $500 million. We did not repurchase any shares under the NCIB in 2018.

OUTSTANDING COMMON SHARES

	As at December 31
	2018	2017
Common shares outstanding [1]
Class A Voting	111,155,637	112,407,192
Class B Non-Voting	403,657,038	402,403,433
Total common shares	514,812,675	514,810,625
Options to purchase Class B Non-Voting Shares
Outstanding options	2,719,612	2,637,890
Outstanding options exercisable	1,059,590	924,562

[1]

Holders of our Class B Non-Voting Shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting Shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Shares may be made on different terms than the offer to the holders of Class B Non-Voting Shares.

As at February 28, 2019, 111,155,021 Class A Shares, 403,657,654 Class B Non-Voting Shares, and 2,356,547 options to purchase Class B Non-Voting Shares were outstanding.

We use the weighted average number of shares outstanding to calculate earnings per share and adjusted earnings per share.

	Years ended December 31
(Number of shares in millions)	2018	2017
Basic weighted average number of shares outstanding	515	515
Diluted weighted average number of shares outstanding	516	517

54     |   ROGERS COMMUNICATIONS INC.  2018 ANNUAL REPORT

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

CONTRACTUAL OBLIGATIONS

Below is a summary of our obligations under firm contractual arrangements as at December 31, 2018. See notes 3, 21, and 27 to our 2018 Audited Consolidated Financial Statements for more information.

(In millions of dollars)	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years	Total
Short-term borrowings	2,255	–	–	–	2,255
Long-term debt [1]	900	2,350	2,442	8,712	14,404
Net interest payments	658	1,141	913	5,923	8,635
Debt derivative instruments [2]	(41)	–	(450)	(884)	(1,375)
Expenditure derivative instruments [2]	(101)	(31)	–	–	(132)
Bond forwards [2]	87	–	–	–	87
Operating leases	208	312	172	287	979
Player contracts [3]	63	8	14	–	85
Purchase obligations [4]	448	332	202	80	1,062
Property, plant and equipment	75	86	47	36	244
Intangible assets	35	148	–	–	183
Program rights [5]	667	1,048	1,079	1,346	4,140
Other long-term liabilities	1	24	5	8	38
Total	5,255	5,418	4,424	15,508	30,605

[1]	Principal obligations of long-term debt (including current portion) due at maturity.
[2]	Net (receipts) disbursements due at maturity. US dollar amounts have been translated into Canadian dollars at the Bank of Canada year-end rate.
[3]	Player contracts are Toronto Blue Jays players’ salary contracts into which we have entered and are contractually obligated to pay.
[4]	Purchase obligations are the contractual obligations under service, product, and wireless device contracts to which we have committed.
[5]	Program rights are the agreements into which we have entered to acquire broadcasting rights for sports broadcasting programs and films for periods in excess of one year at contract inception.

OFF-BALANCE SHEET ARRANGEMENTS

GUARANTEES

As a regular part of our business, we enter into agreements that provide for indemnification and guarantees to counterparties in transactions involving business sale and business combination agreements, sales of services, and purchases and development of assets. Due to the nature of these indemnifications, we are unable to make a reasonable estimate of the maximum potential amount we could be required to pay counterparties. Historically, we have not made any significant payment under these indemnifications or guarantees. See note 26 to our 2018 Audited Consolidated Financial Statements.

OPERATING LEASES

We have entered into operating leases for the rental of premises, distribution facilities, equipment and wireless towers, and other contracts. Terminating any single one of these lease agreements would not have a material adverse effect on us as a whole. See “Commitments and Contractual Obligations” and note 27 to our 2018 Audited Consolidated Financial Statements for quantification.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Governance and Risk Management

GOVERNANCE AT ROGERS

Rogers is a family-founded, family-controlled company and we take pride in our proactive and disciplined approach to ensuring that our governance structure and practices instill the confidence of our shareholders.

Voting control of Rogers Communications Inc. is held by a trust, the beneficiaries of which are members of the Rogers family. The trust holds voting control of RCI for the benefit of successive generations of the Rogers family via the trust’s ownership of 92% of the outstanding Class A Shares of RCI (2017 – 91%). The Rogers family are substantial stakeholders and owned approximately 27% of our equity as at December 31, 2018 (2017 – 27%) through its ownership of a combined total of 141 million Class A Shares and Class B Non-Voting Shares (2017 – 141 million).

The Board is made up of four members of the Rogers family and another eleven directors who bring a rich mix of experience as business leaders in North America. All of our directors are firmly committed to firm governance, strong oversight, and the ongoing creation of shareholder value. The Board as a whole is committed to sound corporate governance and continually reviews its governance practices and benchmarks them against acknowledged leaders and evolving legislation. The Board believes that Rogers’ governance system is effective and that there are appropriate structures and procedures in place.

GOVERNANCE BEST PRACTICES

The majority of our directors are independent and we have adopted many best practices for effective governance, including:

•	separation of the CEO and Chair roles;
•	an independent lead director;
•	formal corporate governance policies and charters;
•	a code of business conduct and whistleblower hotline;
•	director share ownership guidelines;
•	Board and committee in camera discussions;
•	annual reviews of Board and Committee performance;
•	Audit and Risk Committee meetings with internal and external auditors;
•	an orientation program for new directors;
•	regular Board education sessions;
•	committee authority to retain independent advisors; and
•	director material relationship standards.

We comply with all relevant corporate governance guidelines and standards as a Canadian public company listed on the TSX and as a foreign private issuer listed on the NYSE in the US.

BOARD OVERSIGHT

The Board delegates certain responsibilities to its seven standing committees to ensure proper oversight and accountability:

•

Audit and Risk Committee – reviews our accounting policies and practices, the integrity of our financial reporting processes and procedures, and the financial statements and other relevant disclosure for release to shareholders and the public. It assists the Board in its oversight of our compliance with legal and regulatory requirements for financial reporting, assesses our accounting and financial control systems, and evaluates the qualifications, independence, and work of our internal and external auditors. It also reviews risk management policies and associated processes used to manage major risk exposures.

•

Corporate Governance Committee – assists the Board to ensure it has appropriate systems and procedures for carrying out its responsibilities. This committee develops governance policies and practices, recommends them to the Board for approval, and leads the Board in its periodic review of Board and committee performance.

•

Nominating Committee – identifies prospective candidates to serve on the Board. Nominated directors are either elected by shareholders at a meeting or appointed by the Board. The committee also recommends nominees for each Board committee, including each committee chair.

•

Human Resources Committee – assists the Board in monitoring, reviewing, and approving compensation and benefit policies and practices. It is also responsible for recommending the compensation of senior management and monitoring senior executive succession planning.

•

Executive Committee – assists the Board in discharging its responsibilities between meetings, including acting in such areas as are specifically designated and authorized at a preceding Board meeting to consider matters that may arise from time to time.

•	Finance Committee – reviews our investment strategies, general debt, and equity structure and reports on them to the Board.
•	Pension Committee – oversees the administration of our retiree pension plans and reviews the investment performance and provisions of the plans.

You can find more details about governance at Rogers on our Investor Relations website (investors.rogers.com), including:

•	a complete statement of our corporate governance practices;
•	our codes of conduct and ethics;
•	full Board committee charters;
•	director biographies; and
•	a summary of the differences between the NYSE corporate governance rules that apply to US-based companies and our governance practices as a non-US-based issuer listed on the NYSE.

56     |   ROGERS COMMUNICATIONS INC.  2018 ANNUAL REPORT

Board of Directors and its Committees As at March 6, 2019 Edward S. Rogers John H. Clappison, FCPA, FCA Bonnie R. Brooks, CM Robert K. Burgess Robert Depatie Robert J. Gemmell Alan D. Horn, CPA, CA Philip B. Lind, CM John A. MacDonald Isabelle Marcoux Joe Natale The Hon. David R. Peterson, PC, QC Loretta A. Rogers Martha L. Rogers Melinda M. Rogers Chair Member Audit and Risk Corporate Governance Nominating Human Resources Executive Finance Pension

SOCIAL RESPONSIBILITY

CORPORATE SOCIAL RESPONSIBILITY

At Rogers, being a good corporate citizen is at the very heart of our business. Corporate Social Responsibility was important to our founder, Ted Rogers, and continues to be a core value embraced at Rogers today.

The material aspects of our Corporate Social Responsibility platform are grouped into six focus areas that are listed below, along with our approaches in addressing them:

Good governance

•

Governance and Ethics: We strive to uphold the highest standards of integrity, ethical behaviour, and good corporate citizenship, underpinned by guidelines and policies that govern the actions of our directors and employees and promote responsible conduct.

Customer experience

•

Customer Service and Transparency: We believe in putting customers first in everything we do; this is a core pillar of our strategic priorities. We continue to focus on self-serve options for our customers and we invest in training and tools for our customer service representatives. In 2018, we began measuring our progress in customer experience through Likelihood to Recommend (LTR), as opposed to Net Promoter Score, to learn how customers feel about us and our brands.

•

Network Leadership and Innovation: Innovation has always been a part of our identity, whether it is bringing new products or the latest network technologies to market. In 2018, we invested $2.8 billion in capital expenditures, with much of that investment going to our wireless and cable networks. We continue to focus on core performance and reliability and invest in our wireless network to prepare for the next generation of wireless technology.
•

Product Responsibility: We have programs and policies in place to manage a range of product responsibility issues. For instance, we have policies in place to comply with all relevant safety regulations and codes, have programs and teams to manage and advise on our accessibility offerings, and operate stewardship programs to manage the proper disposal and recycling of our used products, including Rogers Trade-Up and FidoTrade.

•

Customer Privacy and Information Security: We actively work to improve transparency and strive to be an industry leader in the privacy space. Our Privacy Policy outlines our responsibilities and practices regarding the protection of the personal information of our employees and customers. Our Chief Privacy Officer oversees our compliance with this policy and all applicable laws, and responds to requests from law enforcement for customer data.

Employee experience

•

Talent Management: It is our goal to invest in building the skills, capabilities, and careers of our people to support their success and to make Rogers the best place to work in Canada. To achieve this, it is important that we live our values, develop our teams, and continue to support our employees on their career journeys. In 2018, we achieved best-in-class employee engagement scores and continued to invest in our development and training programs, our development planning process, and our onboarding programs. Our Chief Human Resources Officer oversees talent management, while the Human Resources Committee assists the Board in monitoring, reviewing, and approving compensation and benefit policies and practices.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

•

Inclusion and Diversity: We aim to create an open, trusting, and inclusive workplace where we embrace diversity of thought and straight talk. We believe that reflecting the diversity of our customers and communities allows us to serve them better. Our Inclusion & Diversity Council is composed of leaders who oversee the development and implementation of our Inclusion & Diversity strategy. We aim to increase representation at the executive level for women and visible minorities, and increase representation overall for persons with disabilities, indigenous peoples, and LGBTQ+.

•

Safety and Wellbeing: We support our employees’ safety and wellbeing holistically, focusing on the whole employee, including their physical and mental health at work and in their lives. In 2018, we launched Thrive, a new comprehensive wellbeing program. We are also committed to providing and maintaining a safe and healthy working environment for employees, volunteers, contractors, visitors, and members of the general public who may be affected by our activity. Across our safety initiatives, our goal is always to protect people by preventing injuries and we invest millions of dollars as well as thousands of hours in safety training every year.

Environmental responsibility

•

Energy Use and Climate Change: We operate thousands of facilities, which include owned and leased buildings, cell transmission sites, power supply stations, and retail stores, as well as an extensive vehicle fleet. We continue to invest in programs that reduce greenhouse gas (GHG) emissions, particularly as they relate to energy use. We have targets to reduce our GHG emissions by 25% and energy use by 10% by 2025 based on 2011 levels.

•

Waste Reduction: Reducing the amount of waste we produce is another important way in which we manage our environmental footprint. To reduce and responsibly manage the waste we produce, we look for opportunities to avoid waste generation, run programs to recycle and reuse materials, and work to increase employees’ recycling behaviours through our award-winning “Get Up and Get Green” program.

Community investment

•

Community Giving: In 2018, we provided over $60 million in cash and in-kind community investments to support various organizations and causes. We awarded 313 Ted Rogers Scholarships and 105 Ted Rogers Community Grants to help some of the brightest young leaders across the country succeed in their educational aspirations. We also launched our first Give Together Volunteer Days in June, with 2,500 team members participating coast-to-coast, and raised $2.5 million through our annual Give Together giving campaign.

•

Digital Inclusion: Digital inclusion is a priority for us and one of the best ways we can contribute to society. Our Connected for Success program provides low-cost broadband Internet to rent-subsidized tenants within partnered non-profit organizations and housing providers. Approximately 200,000 Canadian households are eligible for Internet access through the Connected for Success program, giving them the tools and resources needed to experience the benefits of connectivity.

Economy and society

•

Economic Performance: We strive to offer innovative solutions for customers, create diverse and well-paying jobs, support small businesses, pay our fair share of taxes, and deliver dividends to shareholders. Beyond these direct economic impacts, our performance produces indirect economic benefits, including significant charitable donations and locally procured goods and services.

•

Supply Chain Management: Suppliers play a huge role in our success, which is why we ensure that we have strong supplier selection processes and management, and that we conduct business with socially and environmentally responsible companies who share our values. We have strong, sound procurement processes and demand that our suppliers adhere to our Supplier Code of Conduct. The Code sets our expectations of our suppliers in terms of ethical, social, labour, health and safety, and environmental behaviours. Through our membership in the Joint Audit Cooperation (JAC), we share audit findings with a group of twelve other global telecom companies, allowing us to manage sustainability among our suppliers.

See our annual Corporate Social Responsibility report on our website (about.rogers.com/responsibility) for more information about our social and environmental performance.

INCOME TAX AND OTHER GOVERNMENT PAYMENTS

We proactively manage our tax affairs to enhance our business decisions and optimize after-tax free cash flow available for investment in our business and shareholder returns. We have comprehensive policies and procedures to ensure we are compliant with all tax laws and reporting requirements, including filing and making all income and sales tax returns and payments on a timely basis. As a part of this process, we pursue open and cooperative relationships with revenue authorities to minimize audit effort and reduce tax uncertainty. We also engage with government policy makers on taxation matters that affect Rogers and its shareholders, employees, customers, and other stakeholders.

INCOME TAX PAYMENTS

Our total income tax expense of $758 million in 2018 is close to the expense computed on our accounting income at the statutory rate of 26.7%. Cash income tax payments totaled $370 million in 2018. Cash income tax payments differ from the income tax expense shown on the financial statements for various reasons, including the required timing of payments. The primary reason our cash income tax is lower than our income tax expense is a result of the significant capital investment we continue to make in our wireless and broadband telecommunications networks throughout Canada. Similar to tax systems throughout the world, Canadian tax laws permit investments in such productivity-enhancing assets to be deducted for tax purposes more quickly than they are depreciated for financial statement purposes.

58     |   ROGERS COMMUNICATIONS INC.  2018 ANNUAL REPORT

OTHER GOVERNMENT PAYMENTS

In addition to paying income tax on the profits we earn, we contribute significantly to Canadians by paying taxes and fees to federal, provincial, and municipal governments, including:

•	various taxes on the salaries and wages we pay (payroll taxes) to approximately 26,100 employees;
•	property and business taxes;
•	unrecoverable sales taxes and custom duties; and
•	broadcast, spectrum, and other regulatory fees.

As outlined in the table below, the total cost to Rogers of these payments in 2018 was $1,070 million.

(In millions of dollars)
	Income taxes	Unrecoverable sales taxes	Payroll taxes	Regulatory and spectrum fees [1]	Property and business taxes	Total taxes and other payments
Total payments	370	9	130	513	48	1,070

[1]	Includes an allocation of $266 million relating to the $1.0 billion, $3.3 billion, and $24 million we paid for the acquisition of spectrum licences in 2008, 2014, and 2015, respectively.

We also collected on behalf of the government $1,919 million in sales taxes on our products and services and $658 million in employee payroll taxes.

RISK MANAGEMENT

We strive to continually strengthen our risk management capabilities to protect and enhance shareholder value. The purpose of risk management is not to eliminate risk but to optimize trade-offs between risk and return to maximize value to the organization.

RISK GOVERNANCE

The Board has overall responsibility for risk governance and oversees management in identifying the key risks we face in our business and implementing appropriate risk assessment processes to manage these risks. It delegates certain risk oversight and management duties to the Audit and Risk Committee.

The Audit and Risk Committee discusses risk policies with management and the Board and assists the Board in overseeing our compliance with legal and regulatory requirements.

The Audit and Risk Committee also reviews:

•

the adequacy of the internal controls that have been adopted to safeguard assets from loss and unauthorized use, to prevent, deter, and detect fraud, and to ensure the accuracy of the financial records;

•	the processes for identifying, assessing, and managing risks;
•	our exposure to major risks and trends and management’s implementation of risk policies and actions to monitor and control these exposures, including cybersecurity;
•	the implementation of new major systems and changes to existing major systems;
•	our business continuity and disaster recovery plans;
•	any special audit steps adopted due to material weaknesses or significant deficiencies that may be identified; and
•	other risk management matters from time to time as determined by the Audit and Risk Committee or directed by the Board.

ENTERPRISE RISK MANAGEMENT

Our Enterprise Risk Management (ERM) program uses the “3 Lines of Defence” framework to identify, assess, manage, monitor, and communicate risks. Our business units and departments, led by the Executive Leadership Team, are the first line of defence and are accountable for managing or accepting the risks. Together, they identify and assess key risks, define controls and action plans to minimize these risks, and enhance our ability to meet our business objectives.

ERM is the second line of defence. ERM helps management identify the key risks in meeting our business objectives, our risk appetite, and emerging risks. At the business unit and department level, ERM works with management to provide governance and advice in managing the key risks and associated controls to mitigate these risks. ERM works with Internal Audit to monitor the adequacy and effectiveness of controls to reduce risks to an acceptable level.

ERM carries out an annual strategic risk assessment to identify our key risks in achieving our corporate objectives by identifying corporate, business unit, and department risks and aligning business unit and department objectives to the business objectives. Using an aggregate approach, ERM identifies the key risks and the potential impact on our ability to achieve our business objectives. This assessment includes reviewing risk reports, audit reports, and industry benchmarks and interviewing senior management with business unit and department accountability. ERM reports the results of the annual strategic risk assessment to the Executive Leadership Team, the Audit and Risk Committee, and the Board.

Internal Audit is the third line of defence. Internal Audit evaluates the design and operational effectiveness of the governance program, internal controls, and risk management. Risks, controls, and mitigation plans identified through this process are incorporated into the annual Internal Audit plan. Annually, Internal Audit also facilitates and monitors management’s completion of the financial statement fraud risk assessment to ensure there is no potential fraud or misstatement in our financial statements and disclosures and to assess whether controls are adequately designed and operating effectively.

The Executive Leadership Team and the Audit and Risk Committee are responsible for approving our enterprise risk policies. Our ERM methodology and policies rely on the expertise of our management and employees to identify risks and opportunities and implement risk mitigation strategies as required.

2018 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     59

MANAGEMENT’S DISCUSSION AND ANALYSIS

RISKS AND UNCERTAINTIES AFFECTING OUR BUSINESS

This section describes the principal risks and uncertainties that could have a material adverse effect on our business and financial results. Any discussion about risks should be read in conjunction with “About Forward-Looking Information”.

COMPETITIVE INTENSITY

There is no assurance that our current or future competitors will not provide services that are superior to ours or at lower prices, adapt more quickly to evolving industry trends or changing market requirements, enter markets in which we operate, or introduce competing services. Any of these factors could increase churn or reduce our business market share or revenue.

We may have some ongoing re-pricing of products and services, as we may need to extend lower wireless pricing offers to attract new customers and retain existing subscribers. As wireless penetration of the population deepens, new wireless customers may generate lower average monthly revenue, which could slow revenue growth.

Global technology giants continue to ramp up content spending into new markets such as sports media, resulting in increased competition for our Media and Cable business segments. This may result in an increase in subscriber churn as customers now have additional choices of supplementary sources of media content.

Wireless could face increased competition with changes to foreign ownership rules and control of wireless licences:

•

foreign telecommunication companies could enter the Canadian market by acquiring wireless licences or a holder of wireless licences. If companies with significantly greater capital resources enter the Canadian market, it could reduce our wireless market share. See “Foreign Ownership and Control” for more information.

•

ISED Canada’s policy regarding the transfer of spectrum licences, combined with 2012 legislation that allows foreign ownership of wireless providers with less than 10% market share, could make it harder for incumbent wireless carriers to acquire additional spectrum. The legislation regarding foreign ownership of wireless providers could make it less expensive for foreign wireless carriers to enter the Canadian wireless market. This could increase the intensity of competition in the Canadian wireless sector.

In addition, the CRTC Broadcasting Distribution Regulations do not allow cable operators to obtain exclusive contracts in buildings where it is technically feasible to install two or more transmission systems.

REGULATORY RISKS

CHANGES IN GOVERNMENT REGULATIONS

Substantially all of our business activities are regulated by ISED Canada and/or the CRTC. Any regulatory changes or decisions could adversely affect our consolidated results of operations. See “Regulation In Our Industry” for more information.

Regulatory changes or decisions made by these regulators could adversely impact our results on a consolidated basis. This regulation relates to, among other things, licensing and related fees, competition, the cable television programming services we must distribute, wireless and wireline interconnection agreements, the rates we may charge to provide access to our network by third parties, the resale of our networks and roaming on our networks, our operation and ownership of communications systems, and our ability to acquire an interest in other communications systems. In addition, the costs of providing services may be increased from time to time as a result of compliance with industry or legislative initiatives to address consumer protection concerns or such Internet-related issues as copyright infringement, unsolicited commercial e-mail, cybercrime, and lawful access.

Generally, our licences are granted for a specified term and are subject to conditions on the maintenance of these licences. These licensing conditions and related fees may be modified at any time by the regulators. The regulators may decide not to renew a licence when it expires, and any failure by us to comply with the conditions on the maintenance of a licence could result in a revocation or forfeiture of any of our licences or the imposition of fines. Our cable, wireless, and broadcasting licences generally may not be transferred without regulatory approval.

The licences include conditions requiring us to comply with Canadian ownership restrictions of the applicable legislation. We are currently in compliance with all of these Canadian ownership and control requirements. If these requirements were violated, we would be subject to various penalties, possibly including, in the extreme case, the loss of a licence.

PROPOSED DIRECTION TO THE CRTC ON TELECOMMUNICATIONS AND CRTC REVIEW OF MOBILE WIRELESS SERVICES

On February 26, 2019, the Minister of Innovation, Science and Economic Development tabled a Proposed Order Issuing a Direction to the CRTC on Implementing the Canadian Telecommunications Policy Objectives to Promote Competition, Affordability, Consumer Interests and Innovation. The Direction signals the government’s intention to require the CRTC to consider competition, affordability, consumer interests, and innovation in its telecommunications decisions and to demonstrate to Canadians in those decisions that it has done so. The final Order, when in effect, will apply to the five-year review to examine the state of the mobile wireless market initiated by the CRTC on February 28, 2019 through Telecom Notice of Consultation CRTC 2019-57, Review of mobile wireless services. Changes arising from the review may adversely affect Rogers. See “Regulation In Our Industry” for more information.

SPECTRUM

Radio spectrum is one of the fundamental assets required to carry on our Wireless business. Our ability to continue to offer and improve current services and to offer new services depends on, among other factors, continued access to, and deployment of, adequate spectrum, including the ability to both renew current spectrum licences and acquire new spectrum licences.

If we cannot acquire and retain needed spectrum, we may not be able to continue to offer and improve our current services and deploy new services on a timely basis, including providing competitive data speeds our customers want. As a result, our ability to attract and retain customers could be adversely affected. In addition, an inability to acquire and retain needed spectrum could affect network quality and result in higher capital expenditures.

60     |   ROGERS COMMUNICATIONS INC.  2018 ANNUAL REPORT

Changes to government spectrum fees could significantly increase our payments and therefore materially reduce our net income.

THE WIRELESS CODE

The CRTC’s decision to implement its Wireless Code, among other things, effectively required Canadian wireless carriers to move away from offering three-year service contracts and instead offer two-year contracts. This affects our customer acquisition and retention costs and subscriber churn. The code was applied to all contracts (excluding enterprise plans) entered into or renewed after December 2, 2013 and applied to contracts (excluding enterprise plans) as of June 3, 2015, no matter when they were originally entered. See “Regulation In Our Industry” for more information.

Our Wireless business could be adversely affected if laws, regulation, or customer behaviour make it difficult for us to apply term commitments or early cancellation fees to customers or receive the service revenue we anticipate from the term commitments.

RADIO FREQUENCY EMISSIONS

From time to time, media and other reports have highlighted alleged links between radio frequency emissions from wireless devices and various health concerns, including cancer, and interference with various medical devices, including hearing aids and pacemakers. This may discourage the use of wireless devices or expose us to potential litigation even though there are no definitive reports or studies stating that these health issues are directly attributable to radio frequency emissions. Future regulatory actions may result in more restrictive standards on radio frequency emissions from low-powered devices like wireless devices. We cannot predict the nature or extent of any restrictions.

OBTAINING ACCESS TO SUPPORT STRUCTURES AND MUNICIPAL RIGHTS OF WAY

We must have access to support structures and municipal rights of way for our cable facilities. We can apply to the CRTC to obtain a right of access under the Telecommunications Act (Canada) (Telecommunications Act) in areas where we cannot secure access to municipal rights of way. Failure to obtain access could increase Cable costs and adversely affect our business.

The Supreme Court of Canada ruled in 2003, however, that the CRTC does not have the jurisdiction to establish the terms and conditions of accessing the poles of hydroelectric companies. As a result, we normally obtain access under terms established by the provincial utility boards.

DEPENDENCE ON FACILITIES AND SERVICES OF ILECS

Certain business telephony operations outside of our cable territory depend significantly on the availability of facilities and services acquired from incumbent telecommunication operators, according to CRTC rules. Changes to these rules could significantly affect the cost of operating these businesses.

COPYRIGHT TARIFFS

Any increase in copyright tariff fees negatively affects our operating results.

SALES PRACTICES

In 2018, a media report was published based on information from telecommunication company employees who stated they were pressured into giving misleading information to customers in an attempt to get them to sign up for services they did not necessarily need or want. Reports of overly aggressive sales tactics were echoed by hundreds of customers who complained to the CRTC and to the Commission for Complaints for Telecom-television Services (CCTS). In October 2018, the CRTC held a public hearing as part of a proceeding studying this issue. All of the major telecommunication companies denied that any problems were systemic and representative of the industry. Concurrently, we performed an internal investigation and determined that only a very small percentage of our tens of millions of customer interactions per year result in complaints due to aggressive or misleading sales practices.

The CRTC released its report to ISED Canada on February 20, 2019 recommending further consideration of:

•	mandatory provision of pre-sales quotes to better inform customers;
•	trial periods to allow customers to cancel a service that did not match what they were offered;
•	creating a services suitability standard to ensure offers and promotions match the customer’s needs and means; and
•	expanding the CCTS’ mandate to include handling complaints of misleading or aggressive retail sales practices as part of the planned CCTS review proceeding in 2022.

ISED Canada will now consider the report. The proposed follow-up proceedings could result in new mandates regarding how we sell our services.

TALENT ACQUISITION AND RETENTION

A significant transformation is underway in our industry, and as competition for talent increases, our success is highly dependent on our ability to attract and retain a high-performing and engaged workforce, including in key growth areas, such as digital- and IT-related fields. Our focus must be on providing career and development opportunities, competitive compensation and benefits, and a great employee experience. Changes to our workforce as a result of factors such as turnover and restructuring, failing to develop internal succession, cost reduction initiatives, ongoing union negotiations, or other events could have an adverse effect on the customer experience, and as a result our revenue and profitability.

CUSTOMER EXPERIENCE

Creating best-in-class customer experiences is one of our six strategic priorities. This is because a great customer experience is key to our long-term success. Our customers’ loyalty and their likelihood to recommend Rogers are both dependent upon our ability to provide a service experience that meets or exceeds their expectations. We handle many customer interactions annually, ranging from potential new customers making in-store purchases to existing customers calling for technical support and everything in between. Additionally, every time someone uses one of our products, such as making a call on their wireless device, browsing the Internet or watching their favourite show using their Internet or

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television services, or listening to one of our radio stations, their experience affects all future interactions with the Rogers brand. If our products do not deliver the usage experience our customers expect from us, and if we do not have clear, simple, and fair interactions with our customers, it could cause confusion and frustrate our customers, with the potential for lost sales opportunities and increased churn, both of which could have negative effects on our reputation, results of operations, and financial condition.

INFORMATION SECURITY RISK

Our industry is vulnerable to cyber risks that are growing in both frequency and complexity. Rogers, along with our suppliers, employs systems and network infrastructure that are subject to cyberattacks, which may include theft of assets, unauthorized access to proprietary or sensitive information, destruction or corruption of data, or operational disruption. A significant cyberattack against our, or our suppliers’, critical network infrastructure and supporting information systems could result in service disruptions, litigation, loss of customers, significant remediation costs, and reputational damage.

Management has committed to an information and cybersecurity program designed to reinforce the importance of remaining a secure, vigilant, and resilient organization. Our ongoing success depends on protecting our sensitive data, including personal information about our customers and employees. We rely on security awareness training, policies, procedures, and information technology systems to protect this information. Success also depends on Rogers continuing to monitor these risks, leveraging external threat intelligence, internal monitoring, reviewing best practices, and implementing controls as required to mitigate them. We have insurance coverage against certain damages related to cybersecurity breaches, intrusions, and attacks, amongst other things. The Audit and Risk Committee is responsible for overseeing management’s policies and associated procedures related to cybersecurity risks.

External threats to the network and our business generally are constantly changing and there is no assurance we will be able to protect the network from all future threats. The impact of such attacks may affect our revenue.

IMPACT OF NETWORK FAILURES ON REVENUE AND CUSTOMER SERVICE

Customers have high expectations of reliable and consistent performance of our networks. Failure to maintain high service levels and managing network traffic could have an impact on the customer experience, potentially resulting in an increase in customer churn. Due to the increased demand and traffic on our Internet and wireless networks, there could be capacity and congestion pressures. Such pressures may cause issues with our networks in terms of speed and connectivity. If our networks or key network components fail, it could, in some circumstances, result in a loss of service for our customers for certain periods and have an adverse effect on our results and our financial position. We also rely on business partners to carry some traffic for certain customers. If one of these carriers has a service failure, it might also cause a service interruption for certain customers that would last until we could reroute the traffic to another carrier. This could have an adverse effect on our ability to service existing customers and acquire new subscribers.

We work to protect our networks and our service from the impact of natural disasters and major weather events such as ice storms, wind storms, forest fires, flooding, earthquakes, or landslides where it is necessary and feasible to do so. There are no assurances that a future event will not cause service outages and that such outages would not affect our results. Service disruptions or outages could also affect our operations if not quickly resolved, potentially causing a risk of billing delays or errors. If we fail to have appropriate response strategies and protocols in place to handle service outages in the face of these types of events, they could have an impact on our revenue and our customer experience. Recovering from these disasters could require significant resources and remediation costs, which are difficult to estimate.

DEPENDENCE ON INFORMATION TECHNOLOGY SYSTEMS

Our businesses depend on IT systems for day-to-day operations. If we are unable to operate our systems, make enhancements to accommodate customer growth and new products and services, or if our systems experience disruptions or failures, it could have an adverse effect on our ability to acquire new subscribers, service customers, manage subscriber churn, produce accurate and timely subscriber invoices, generate revenue growth, and manage operating expenses. This could have an adverse impact on our results and financial position.

Most of our employees and critical elements of our network infrastructure and IT systems are concentrated in various physical facilities. If we cannot access one or more of these facilities as a result of a natural or human-made disaster or otherwise, our operations may be significantly affected to the extent that it may be difficult for us to recover without a significant interruption in service or negative impact to our revenue or customer base.

DISRUPTIVE TECHNOLOGIES

Our network plans assume the availability of new technology for both wireless and wireline networks. While we work with industry standards bodies and our vendors to ensure timely delivery of new technology, there are no assurances these technologies will be available as and when required.

Several technologies have affected the way our services are delivered, including:

•	broadband;
•	IP-based voice, data, and video delivery services;
•	increased use of optical fibre technologies to businesses and residences;
•	broadband wireless access and wireless services using a radio frequency spectrum to which we may have limited or no access; and
•	applications and services using cloud-based technology, independent of carrier or physical connectivity.

These technologies may also lead to significantly different cost structures for users and therefore affect the long-term viability of some of our current technologies. Some of these technologies

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have allowed competitors to enter our markets with similar products or services at lower costs. These competitors may also be larger, have greater access to financial resources, and have fewer regulatory restrictions than Rogers.

Apple has introduced embedded Subscriber Identification Module (e-SIM) technology to its latest iPhones and iPads. This technology, when widely adopted, will allow customers to switch between carriers without the use of a carrier-provided SIM card. If Apple continues to introduce, or other major device vendors introduce, e-SIM to their mobile products in Canada, this could have an adverse effect on our business, churn, and results of operations, as many customers without subsidized devices are under no contractual obligation to remain with Rogers.

Accelerated deployments of fibre networks by competitors may lead to an increase in the reach and stability of their wireline-related services. This could result in an increase in churn pertaining to our wireline business segment services. See “Key Performance Indicators” for more information.

Improvements in the quality of streaming video over the Internet, coupled with increasing availability of television shows and movies online through OTT content providers, has resulted in competition for viewership and increased competition for Canadian cable television service providers. As a result, we have noticed an increase in cord cutting and cord shaving as consumers continue to withdraw from traditional cable services. If advances in technology are made to any alternative Canadian multi-channel broadcasting distribution system, our cable services may face increased competition. In addition, as the technology for wireless Internet continues to develop, it is, in some instances, replacing traditional wireline Internet.

The use of PVRs has affected our ability to generate television advertising revenue as viewers can skip advertising aired on television networks. The continued emergence and growth of subscriber-based satellite and digital radio products could affect AM and FM radio audience listening habits and have a negative effect on the results of our radio stations. Certain audiences are also migrating away from traditional broadcast platforms to the Internet as more video and audio content streaming becomes available.

RELIANCE ON THIRD-PARTY SERVICE PROVIDERS

We have outsourcing and managed service arrangements with third parties to provide certain essential components of our business operations to our employees and customers, including certain facilities or property management functions, call centre support, certain installation and service technicians, certain network and IT functions, and invoice printing. Interruptions in these services could adversely affect our ability to service our customers. In the course of fulfilling service arrangements, third-party service providers must ensure our information is appropriately protected and safeguarded. Failure to do so may affect Rogers through increased regulatory risk, reputational damage, and damage to the customer experience.

OTHER BUSINESS RISKS

ECONOMIC CONDITIONS

Our businesses are affected by general economic conditions and consumer confidence and spending. Recessions, declines in economic activity, and economic uncertainty can erode consumer and business confidence and reduce discretionary spending. Any of these factors can negatively affect us through reduced advertising, lower demand for our products and services, decreased revenue and profitability, and higher churn and bad debt expense. A significant portion of our broadcasting, publishing, and digital revenue comes from the sale of advertising and is affected by the strength of the economy.

STRATEGY AND BUSINESS PLANS

Our strategy is vital to our long-term success. Changing strategic priorities or adding new strategic priorities could compromise existing initiatives and could have a material adverse effect on our business, results of operations, and financial condition.

We develop business plans, execute projects, and launch new ventures to grow our business. If the expected benefits from these do not materialize, this could have a material adverse effect on our business, results of operations, and financial condition.

The development and deployment of our Connected Home products rely, in part, on certain vendors. Should the deployment not proceed as planned, or should the product not operate as intended, our business and financial results could be adversely affected. This may result in subscriber losses, lower Cable revenue, and unfavourable customer satisfaction.

MONITORING AND CONTROLLING FRAUDULENT ACTIVITIES

As a large company with tens of thousands of employees and a range of desirable and valuable products and services, fraud prevention requires a disciplined program covering governance, exposure identification and assessment, prevention, detection, and reporting. This program must consider corruption, misappropriation of assets, and intentional manipulation of financial statements by employees and/or external parties. Fraud events can result in financial loss and brand degradation. In addition to unauthorized access to digital boxes and Internet modems (as discussed above), a sample of potential examples of fraud relevant to us include (i) network usage fraud, such as call/sell operations using our cable or wireless networks, (ii) subscription fraud on accounts established with a false identity or paid with a stolen credit card, and (iii) copyright theft and other forms of unauthorized use that undermine the exclusivity of our content offerings.

UNAUTHORIZED ACCESS TO DIGITAL BOXES OR INTERNET MODEMS

We use encryption technology developed and supported by our vendors to protect our cable signals from unauthorized access and to control access to programming based on subscription packages. We also use encryption and security technologies to prevent unauthorized access to our Internet service.

There is no assurance that we will be able to effectively prevent unauthorized decoding of television signals or Internet access in

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MANAGEMENT’S DISCUSSION AND ANALYSIS

the future. If we are unable to control cable access with our encryption technology, and subscriptions to digital programming, including premium video-on-demand and subscription video-on-demand, this could result in a decline in our Cable revenue.

LEGAL AND ETHICAL COMPLIANCE

We rely on our employees, officers, Board, suppliers, and other business partners to behave consistently with applicable legal and ethical standards in all jurisdictions in which we operate, including, but not limited to, anti-bribery laws and regulations. Situations where individuals or others, whether inadvertently or intentionally, do not adhere to our policies, applicable laws and regulations, or contractual obligations may expose us to litigation and the possibility of damages, sanctions, and fines, or of being disqualified from bidding on contracts. This may have an adverse effect on our results, financial position, reputation, and brand.

DEPENDENCE ON CERTAIN KEY INFRASTRUCTURE AND WIRELESS DEVICE VENDORS

Our wireless business has relationships with a relatively small number of essential network infrastructure and device vendors. We do not have operational or financial control over them and only have limited influence on how they conduct their business with us. Wireless device vendor market share has recently shifted towards fewer top suppliers, which will augment this dependency.

If one of our network infrastructure suppliers fails, it could delay adding network capacity or new capabilities and services. Device and network infrastructure suppliers can extend delivery times, raise prices, and limit supply due to their own shortages and business requirements, among other things. If these suppliers do not develop devices that satisfy customer demands, nor deliver products and services on a timely basis, it could have a material adverse effect on our business, financial condition, and results of operations. Any interruption in the supply of equipment for our networks could also affect the quality of our service or impede network development and expansion.

REVENUE EXPECTATIONS FROM NEW AND ADVANCED SERVICES

We expect that a substantial portion of our future revenue growth may come from new and advanced services, and we continue to invest significant capital resources to develop our networks so we can offer these services. It is possible, however, that there may not be sufficient consumer demand, or that we may not anticipate or satisfy demand for certain products and services or be able to offer or market these new products and services successfully to subscribers. If we do not attract subscribers to new products and services profitably or keep pace with changing consumer preferences, we could experience slower revenue growth and increased churn. This could have a material adverse effect on our business, results of operations, and financial condition.

COMPLEXITY OF OUR BUSINESS

Our businesses, technologies, processes, and systems are operationally complex and increasingly interconnected. If we do not execute properly, or if errors or disasters affect them, customers may have a negative experience, resulting in increased churn and lower revenue.

Additionally, we have a large number of interconnected operational and business support systems, with continually increasing complexity. Development and launch of new services may require significant system development and integration efforts. There are no assurances that any proposed IT system or process change initiatives will be implemented successfully or within required timelines, failure of which could have an adverse effect on our results and financial position.

ACQUISITIONS, DIVESTITURES, OR INVESTMENTS

Acquiring complementary businesses and technologies, developing strategic alliances, and divesting portions of our business are often required to optimally execute our business strategy. Some areas of our operations (and adjacent businesses) are subject to rapidly evolving technologies and consumer usage and demand trends. It is possible that we may not effectively forecast the value of consumer demand or risk of competing technologies resulting in higher valuations for acquisitions or missed opportunities.

Services, technologies, key personnel, or businesses of companies we acquire may not be effectively integrated into our business or service offerings, or our alliances may not be successful. We also may not be able to successfully complete certain divestitures on satisfactory terms, if at all.

INCREASE IN BRING YOUR OWN DEVICE (BYOD) CUSTOMERS

With the CRTC’s Wireless Code limiting wireless term contracts to two years from three years, the number of BYOD customers with no-term contracts has increased. These customers are under no contractual obligation to remain with Rogers, which could have a material adverse effect on our churn and our Wireless revenue.

ACCESS TO PROGRAMMING RIGHTS

Competition is increasing for content programming rights from both traditional linear television broadcasters and online competitors. Online providers are moving towards self-made, self-hosted exclusive content, such that traditional broadcasters may not gain access to desirable programming. Additionally, if broadcasters and distributors sign longer-term agreements to secure programming rights, this could affect the availability of desirable programming rights and result in lower revenue due to a lack of access to these rights.

INCREASING PROGRAMMING COSTS

Acquiring programming is the single most significant purchasing commitment in our Cable television business and is a material cost for Media television properties. Increased competition for programming rights to content and popular properties from both traditional linear television broadcasters and online competitors continue to increase the cost of programming rights. Higher programming costs could adversely affect the operating results of our business if we are unable to recover programming investments through advertising revenue and subscription fee increases that reflect the market.

DECLINE OF PAY TELEVISION SUBSCRIBERS IN CANADA

The number of pay television households in Canada has declined. Other video offerings available to consumers (for example,

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direct-to-consumer subscription and free services), as well as piracy, have contributed to this trend. If this decline continues, it could have a material adverse effect on our results of operations.

MIGRATING FROM CONVENTIONAL TO DIGITAL MEDIA

Our Media business operates in many industries that can be affected by customers migrating from conventional to digital media, which is driving shifts in the quality and accessibility of data and mobile alternatives to conventional media. We have been shifting our focus towards the digital market. Increasing competition for advertising revenue from digital platforms, such as search engines, social networks, and digital content alternatives, has resulted in advertising dollars migrating from conventional television broadcasters to digital platforms. The impact is greater on conventional over-the-air broadcast networks, such as City and OMNI, which do not have a second revenue stream from subscription revenue. Our Media results could be adversely affected if we are unsuccessful in shifting advertising dollars from conventional to digital platforms.

OUR MARKET POSITION IN RADIO, TELEVISION, OR MAGAZINE READERSHIP

Advertising dollars typically migrate to media properties that are leaders in their respective markets and categories, particularly when advertising budgets are tight. Our radio, television, and magazine properties may not continue performing how they currently perform. Advertisers base a substantial part of their purchasing decisions on ratings and readership data generated by industry associations and agencies. If our radio and television ratings or magazine readership levels decrease substantially, our advertising sales volumes and the rates that we charge advertisers could be adversely affected.

CLIMATE CHANGE

Climate change is an increasingly important consideration in all businesses, including the telecommunications business. Failure of climate change mitigation and adaptation efforts could affect our business through potential disruption of our operations, damage to our infrastructure, and the effects on the communities we serve.

Climate change and the environment are drawing more attention through evolving public interest. Many aspects of our operations are subject to evolving and increasingly stringent federal, provincial, and local environmental, health, and safety laws and regulations. Such laws and regulations impose requirements with respect to matters such as the release of substances into the environment, corrective and remedial action concerning such releases, and the proper handling and management of substances. These evolving considerations and more stringent laws and regulations could lead to increased costs for compliance and rising costs of utilities. Failure to recognize and adequately respond could result in fines, regulatory scrutiny, or damage to our reputation or brand.

FINANCIAL RISKS

CAPITAL COMMITMENTS, LIQUIDITY, DEBT, AND INTEREST PAYMENTS

Our capital commitments and financing obligations could have important consequences including:

•	requiring us to dedicate a substantial portion of cash provided by operating activities to pay interest, principal amounts, and dividends, which reduces funds available for other business purposes, including other financial operations;
•	making us more vulnerable to adverse economic and industry conditions;
•	limiting our flexibility in planning for, and reacting to, changes in our business and industry;
•	putting us at a competitive disadvantage compared to competitors who may have more financial resources and/or less financial leverage; or
•	restricting our ability to obtain additional financing to fund working capital and capital expenditures and for other general corporate purposes.

Our ability to satisfy our financial obligations depends on our future operating performance and economic, financial, competitive, and other factors, many of which are beyond our control. Our business may not generate sufficient cash flow in the future and financings may not be available to provide sufficient net proceeds to meet these obligations or to successfully execute our business strategy.

CREDIT RATINGS

Credit ratings provide an independent measure of credit quality of a securities issuer and can affect our ability to obtain short- and long-term financing and the terms of the financing. If rating agencies lower the credit ratings on our debt, particularly a downgrade below investment-grade, it could adversely affect our cost of financing and access to liquidity and capital.

CAPITAL MARKETS

External capital market conditions could affect our ability to make strategic investments and meet ongoing capital funding requirements. Risk factors include a reduction in lending activity, disruptions in capital markets, and regulatory requirements for an increase in bank capitalization, which could either reduce the availability, or increase the cost, of capital.

INCOME TAXES AND OTHER TAXES

We collect, pay, and accrue significant amounts of income and other taxes, such as federal and provincial sales, employment, and property taxes.

We have recorded significant amounts of deferred and current income tax liabilities and expense, and calculated these amounts based on substantively enacted income tax rates in effect at the relevant time. A legislative change in these rates could have a material effect on the amounts recorded and payable in the future.

We provide for income and other taxes based on all currently available information and believe that we have adequately provided for these items. The calculation of applicable taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations. Our tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets, liabilities, and expense, and could, in certain circumstances, result in the assessment of interest and penalties.

While we believe we have paid and provided for adequate amounts of tax, our business is complex and significant judgment is required in interpreting how tax legislation and regulations apply to us.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

INVENTORY OBSOLESCENCE

Our inventories balance mainly consists of wireless devices and mobile data devices, which generally have relatively short product lifecycles due to frequent new device introductions. If we cannot effectively manage inventory levels based on product demand, this may increase the risk of inventory obsolescence.

HIGHER DEVICE SUBSIDIES

Our wireless business model is based substantially on subsidizing the cost of subscriber devices, similar to other Canadian wireless carriers. This model attracts customers and in exchange, they commit to a term contract with us. We also commit to a minimum subsidy per unit with the supplier of certain smartphone devices. If we are unable to recover the costs of the subsidies over the term of the customer contract, this could have an adverse effect on our business, results of operations, and financial condition.

LITIGATION RISKS

SYSTEM ACCESS FEE – SASKATCHEWAN

In 2004, a class action was commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan). The class action relates to the system access fee wireless carriers charge to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, which would effectively be a reimbursement of all system access fees collected.

In 2007, the Saskatchewan Court granted the plaintiffs’ application to have the proceeding certified as a national, “opt-in” class action where affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted. The Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude customers who are bound by an arbitration clause from the class of plaintiffs.

In 2009, counsel for the plaintiffs began a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. If successful, this second class action would be an “opt-out” class proceeding. This second proceeding was ordered conditionally stayed in 2009 on the basis that it was an abuse of process.

At the time the Saskatchewan class action was commenced in 2004, corresponding claims were filed in multiple jurisdictions across Canada, although the plaintiffs took no active steps. The appeal courts in several provinces dismissed the corresponding claims as an abuse of process. The claims in all provinces other than Saskatchewan have now been dismissed or discontinued. We have not recognized a liability for this contingency.

911 FEE

In June 2008, a class action was launched in Saskatchewan against providers of wireless communications services in Canada. It involves allegations of breach of contract, misrepresentation, and false advertising, among other things, in relation to the 911 fee that had been charged by us and the other wireless telecommunication providers in Canada. The plaintiffs are seeking unspecified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. We have not recognized a liability for this contingency.

CELLULAR DEVICES

In July 2013, a class action was launched in British Columbia against providers of wireless communications in Canada and manufacturers of wireless devices. The class action relates to the alleged adverse health effects incurred by long-term users of cellular devices. The plaintiffs are seeking unspecified damages and punitive damages, effectively equal to the reimbursement of the portion of revenue the defendants have received that can reasonably be attributed to the sale of cellular phones in Canada. We have not recognized a liability for this contingency.

OTHER CLAIMS

There are certain other claims and potential claims against us. We do not expect any of these, individually or in the aggregate, to have a material adverse effect on our financial results.

OUTCOME OF PROCEEDINGS

The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. It is not possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of these proceedings and claims, individually or in total, will have a material adverse effect on our business, financial results, or financial condition. If it becomes probable that we will be held liable for claims against us, we will recognize a provision during the period in which the change in probability occurs, which could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

OWNERSHIP RISK

CONTROLLING SHAREHOLDER

Rogers is a family-founded, family-controlled company. Voting control of Rogers Communications Inc. is held by the Rogers Control Trust (the Trust) for the benefit of successive generations of the Rogers family. The beneficiaries of the Trust are a small group of individuals who are members of the Rogers family, several of whom are also directors of the Board. The trustee is the trust company subsidiary of a Canadian chartered bank.

As at December 31, 2018, private, Rogers family holding companies controlled by the Trust owned approximately 92% of our outstanding Class A Shares (2017 – 91%) and approximately 10% of our Class B Non-Voting Shares (2017 – 10%), or in total approximately 27% of the total shares outstanding (2017 – 27%). Only Class A Shares carry the right to vote in most circumstances. As a result, the Trust is able to elect all members of the Board and to control the vote on most matters submitted to a shareholder vote.

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CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

We conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as at December 31, 2018, under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, pursuant to Rule 13a-15 promulgated under the US Securities Exchange Act of 1934, as amended. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at that date.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal controls over financial reporting.

Our internal control system is designed to give management and the Board reasonable assurance that our financial statements are prepared and fairly presented in accordance with IFRS as issued by the IASB. The system is intended to provide reasonable assurance that transactions are authorized, assets are safeguarded, and financial records are reliable. Management also takes steps to assure the flow of information and communication is effective, and monitors performance and our internal control procedures.

Management assessed the effectiveness of our internal control over financial reporting as at December 31, 2018, based on the criteria set out in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and concluded that it was effective at that date. Our independent auditors, KPMG LLP, have issued an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018. This report is included in our 2018 Audited Consolidated Financial Statements filed on SEDAR (sedar.com).

All internal control systems, however, no matter how well designed, have inherent limitations, and even systems that have been determined to be effective can only provide reasonable assurance about the preparation and presentation of financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

On January 1, 2018, we adopted IFRS 15 and implemented a new revenue recognition accounting system enabling us to comply with IFRS 15 requirements. As a result, we have made significant additions and modifications to our internal controls over financial reporting. Notably, we have:

•	updated our policies and procedures related to how we recognize revenue;
•	augmented our risk assessment process to take into account the risks related to recognizing revenue under IFRS 15;
•	implemented controls surrounding our new revenue recognition system to ensure the inputs, processes, and outputs are accurate; and
•	implemented controls designed to address risks associated with the five-step revenue recognition model.

In July 2018, we implemented a new human resources management and payroll system. The implementation of the new system has resulted in enhancements and other changes to controls and procedures pertaining to employee salaries and benefits.

Other than the items described above, there have been no changes in 2018 that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Regulation In Our Industry

Our business, except for the non-broadcasting operations of Media, is regulated by two groups:

•	ISED Canada on behalf of the Minister of Innovation, Science and Economic Development; and
•	the CRTC, under the Telecommunications Act and the Broadcasting Act (Canada) (Broadcasting Act).

Regulation relates to the following, among other things:

•	wireless spectrum and broadcasting licensing;
•	competition;
•	the cable television programming services we must, and can, distribute;
•	wireless and wireline interconnection agreements;
•	rates we can charge third parties for access to our network;
•	the resale of services on our networks;
•	roaming on our networks and the networks of others;
•	ownership and operation of our communications systems; and
•	our ability to acquire an interest in other communications systems.

Regulatory changes or decisions can adversely affect our consolidated results of operations.

Our costs of providing services may increase from time to time as we comply with industry or legislative initiatives to address consumer protection concerns or Internet-related issues like copyright infringement, unsolicited commercial e-mail, cybercrime, and lawful access.

Generally, our spectrum and broadcast licences are granted for a specified term and are subject to conditions for maintaining these licences. Regulators can modify these licensing conditions at any time, and they can decide not to renew a licence when it expires. If we do not comply with the conditions, a licence may be forfeited or revoked, or we may be fined.

The licences have conditions that require us, amongst other things, to comply with Canadian ownership restrictions of the applicable legislation. We are currently in compliance with these conditions. If we violate the requirements, we would be subject to various penalties, including the loss of a licence in extreme cases.

Cable, wireless, and broadcasting licences generally cannot be transferred without regulatory approval.

CANADIAN BROADCASTING AND TELECOMMUNICATIONS OPERATIONS

The CRTC is responsible for regulating and supervising all aspects of the Canadian broadcasting and telecommunications system. Our Canadian broadcasting operations – including our cable television systems, radio and television stations, and specialty services—are licensed (or operated under an exemption order) and regulated by the CRTC under the Broadcasting Act.

The CRTC is also responsible under the Telecommunications Act for the regulation of telecommunications carriers, including:

•	Wireless’ mobile voice and data operations; and
•	Cable’s Internet and telephone services.

Our cable and telecommunications retail services are not subject to price regulation, other than our affordable entry-level basic cable television service ordered by the CRTC and introduced in 2016, as the CRTC believes there is enough competition for these services provided by other carriers to protect the interests of users and has forborne from regulating them. Regulations can and do, however, affect the terms and conditions under which we offer these services.

SPECTRUM LICENCES

ISED Canada sets technical standards for telecommunications under the Radiocommunication Act (Canada) (Radiocommunication Act) and the Telecommunications Act. It licences and oversees:

•	the technical aspects of the operation of radio and television stations;
•	the frequency-related operations of cable television networks; and
•	spectrum for wireless communications systems in Canada.

ROYALTIES

The Copyright Board of Canada (Copyright Board) oversees the administration of copyright royalties in Canada and establishes the royalties to be paid for the use of certain copyrighted works. It sets the copyright tariff royalties that Canadian broadcasting undertakings, including cable, radio, television, and specialty services, pay to copyright collectives.

BILLING AND CONTRACTS

Manitoba, Newfoundland and Labrador, Ontario, and Quebec have enacted consumer protection legislation for wireless, wireline, and Internet service contracts. This legislation addresses the content of such contracts, the determination of the early cancellation fees that can be charged to customers, the use of security deposits, the cancellation and renewal rights of customers, the sale of prepaid cards, and the disclosure of related costs. Rogers is also currently subject to the CRTC Wireless Code and the CRTC Television Service Provider Code of Conduct that became effective on September 1, 2017. See “CRTC Wireless Code” for more information.

FOREIGN OWNERSHIP AND CONTROL

Non-Canadians can own and control, directly or indirectly:

•	up to 33.3% of the voting shares and the related votes of a holding company that has a subsidiary operating company licenced under the Broadcasting Act, and
•	up to 20% of the voting shares and the related votes of the operating licensee company may be owned and controlled directly or indirectly by non-Canadians.

Combined, these limits can enable effective foreign control of up to 46.7%.

The chief executive officer and 80% of the members of the Board of Directors of the operating licensee must be resident Canadians. There are no restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding company or the licensee company level. Neither the Canadian carrier nor its parent may be otherwise controlled in fact by non-Canadians. Subject to appeal to the federal Cabinet, the CRTC has the jurisdiction to determine as a question of fact whether a given licensee is controlled by non-Canadians.

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Pursuant to the Telecommunications Act and associated regulations, the same rules also apply to Canadian telecommunications carriers such as Wireless, except that there is no requirement that the chief executive officer be a resident Canadian. We believe we are in compliance with the foregoing foreign ownership and control requirements.

On June 29, 2012, Bill C-38 amending the Telecommunications Act passed into law. The amendments exempt telecommunications companies with less than 10% of total Canadian telecommunications market measured by revenue from foreign investment restrictions. Companies that are successful in growing their market shares in excess of 10% of total Canadian telecommunications market revenue other than by way of merger or acquisitions will continue to be exempt from the restrictions.

CRTC REVIEW OF BASIC TELECOMMUNICATIONS SERVICES

After an extensive proceeding examining which telecommunications services Canadians require to participate meaningfully in the digital economy and the CRTC’s role in ensuring the availability of affordable basic telecommunications services to all Canadians, the CRTC released Telecom Regulatory Policy CRTC 2016-496, Modern telecommunications services – The path forward for Canada’s digital economy, on December 21, 2016.

The CRTC set as its universal service objective that Canadians, in urban areas as well as in rural and remote areas, have access to voice services and broadband Internet access services, on both fixed and mobile wireless networks. To measure the successful achievement of this objective, the CRTC has established several criteria, including:

•

90% of Canadian residential and business fixed broadband Internet access service subscribers should be able to access speeds of at least 50 Mbps download and 10 Mbps upload, and to subscribe to a service offering with an unlimited data allowance by 2021, with the remaining 10% of the population receiving such service by 2031; and

•	the latest generally deployed mobile wireless technology should be available not only in Canadian homes and businesses, but on as many major transportation roads as possible in Canada.

To help attain the universal service objective, the CRTC will begin to shift the focus of its regulatory frameworks from wireline voice services to broadband Internet access services. As such, the following services which form part of the universal service objective are hereby basic telecommunications services within the meaning of subsection 46.5(1) of the Telecommunications Act:

•	fixed and mobile wireless broadband Internet access services; and
•	fixed and mobile wireless voice services.

To assist in extending broadband into under-served rural and remote locations, the CRTC stated that it would establish a new broadband funding mechanism. The specifics of the fund, including guiding principles, fund design, and assessment criteria, were addressed in a follow-up proceeding during 2017. The Decision on these items was released in Telecom Regulatory Policy CRTC 2018-377, Development of the Commission’s Broadband Fund, on September 27, 2018. A call for applications will occur in 2019 with a maximum funding level of $100 million in the first year of implementation. This level will increase by $25 million annually over the following four years to reach an annual cap of

$200 million, with the incremental increases in years four and five contingent on a review of the fund in the third year to ensure it is being managed efficiently and is achieving its intended purpose. Funds will be generated by extending a percent of revenue levy currently applied on wireline and wireless voice revenues to include Internet and texting revenue. The CRTC noted that the revenue percent charge at the $200 million annual cap in year five would be approximately the same as the current revenue percent charge.

Designated high-cost local voice serving areas received approximately $115 million in subsidies in 2017 collected by a 0.60% levy on wireline and wireless voice services revenue. In its original 2016 decision, the CRTC determined that the current local voice subsidy will be phased out, except where reliable broadband Internet access service is unavailable, and a follow-up proceeding would occur in 2017 to establish the specifics of the phase-out of the subsidy.

After the 2017 follow-up proceeding, on June 26, 2018, in Telecom Regulatory Policy CRTC 2018-213, Phase-out of the local voice service subsidy regime, the CRTC determined that the current $115 million local service subsidy for incumbent local telephone company high-cost serving areas would be phased out in six equal increments between 2019 and 2021 such that the voice subsidy will be eliminated by the end of 2021.

CANADA’S ANTI-SPAM LEGISLATION

Canada’s anti-spam legislation was passed into law on December 15, 2010 and came into force on July 1, 2014. Sections of such legislation related to the unsolicited installation of computer programs or software came into force on January 15, 2015. A private right of action that was to come into place under the legislation effective July 1, 2017 was deferred. We believe we are in compliance with this legislation.

MANDATORY NOTIFICATION OF PRIVACY BREACHES

On June 18, 2015, Bill S-4 – the Digital Privacy Act was passed into law, and made a number of amendments to the Personal Information Protection and Electronic Documents Act. The amendment that introduced mandatory breach notification rules came into force on November 1, 2018. Businesses must now notify impacted individuals and the federal Privacy Commissioner of a privacy breach where it is reasonable to believe the breach creates a real risk of significant harm to the individual. Notification must be completed as soon as feasible after it is determined a breach occurred. Businesses must also keep records of breaches and provide these records to the Privacy Commissioner upon request. The Privacy Commissioner may also launch an investigation or audit based on the information contained in the breach report. Failure to provide notification or maintain records could result in fines up to $100,000 per violation.

GOVERNMENT OF CANADA LAUNCHES REVIEW OF TELECOMMUNICATIONS AND BROADCASTING ACTS

On June 5, 2018, ISED Canada Minister Bains and Canadian Heritage Minister Joly announced a joint review of the Telecommunications Act (Canada) and Broadcasting Act (Canada). A seven-person expert panel will conduct the review. The review will attempt to modernize the legislative framework with specific instruction that the exercise be guided by the principles of net

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neutrality. It will examine support mechanisms for creation, production, and distribution of Canadian content, with an emphasis on exploring how all players (including over-the-top services) can contribute. The review will also seek to address how to best promote competition and affordability for Internet and mobile wireless services. Rogers and others filed their written submissions with the panel on January 11, 2019. An interim report is anticipated in June 2019 with final recommendations due by January 31, 2020.

WIRELESS

600 MHZ SPECTRUM LICENCE BAND

On August 14, 2015, ISED Canada released a decision regarding the reallocation of spectrum licences in the 600 MHz band for mobile services. Canada will reallocate the same amount of spectrum licences as the US, following the US 600 MHz incentive auction that concluded in 2017. TV channels currently using the 600 MHz band spectrum that will be auctioned for mobile services will be given a new channel in the new allotment plan and will be provided with a minimum of 18 months to complete the transition. Certain Rogers over-the-air TV channels will need to be transitioned.

On March 28, 2018, ISED Canada released its Technical, Policy and Licensing Framework for Spectrum in the 600 MHz Band, establishing the rules and timelines for the 600 MHz spectrum licence auction. The framework set aside 30 MHz (of the available 70 MHz) for carriers other than the three national carriers, Rogers, Bell, and Telus. The auction will commence on March 12, 2019.

3500 MHZ SPECTRUM LICENCE BAND

In December 2014, ISED Canada released its policy changes to the 3500 MHz spectrum band. Rogers has a 50% interest in the Inukshuk Wireless Partnership which holds between 100-175 MHz of 3500 MHz spectrum in most major urban markets in Canada. The 3500 MHz band will be reallocated for mobile services (it is currently only licensed for fixed wireless access in Canada). The band will eventually be relicensed on a flexible-use basis whereby licensees will be permitted to determine the extent to which they will implement fixed and/or mobile services in the band in a given geographic area.

On June 6, 2018, ISED Canada released its Consultation on Revisions to the 3500 MHz Band to Accommodate Flexible Use and Preliminary Consultation on Changes to the 3800 MHz Band. The 3500 MHz band is viewed as key spectrum to support 5G technologies. In its consultation documents, ISED Canada proposed two options for claw back of existing spectrum licences:

Option 1 – For each licence area, existing licensees would be issued flexible-use licences for one-third of their current spectrum holdings rounded to the nearest 10 MHz, with a minimum of 20 MHz.

Option 2 – For each licence area, existing licensees would be issued flexible-use licences for a fixed amount of spectrum. Any licensee that holds 50 MHz of spectrum or more would be licensed for 50 MHz; all other licensees would be licensed for 20 MHz.

Rogers and others filed their comments on the consultation document on July 12, 2018. Reply comments were filed on August 10, 2018. A decision is anticipated in the first quarter of

2019. In its Spectrum Outlook 2018 to 2022, also released on June 6, 2018, ISED Canada anticipates that 3500 MHz spectrum will be released for flexible use in late 2020 following an auction in 2020.

WHOLESALE DOMESTIC WIRELESS ROAMING RATES TERMS & CONDITIONS AND RATES

On May 5, 2015, the CRTC released Telecom Regulatory Policy 2015-177, Regulatory framework for wholesale mobile wireless services. The CRTC determined it is necessary to regulate the rates that Rogers and two of its competitors (Bell and Telus) charge other Canadian wireless carriers for domestic GSM-based wholesale roaming. The CRTC directed Rogers, Bell, and Telus to each file proposed cost-based tariffs for wholesale roaming on November 4, 2015. Pending its final determination on the proposed tariffs, the CRTC approved, on an interim basis, a maximum rate for each of GSM-based voice, text, and data wholesale roaming provided by Bell, Rogers, and Telus across their respective networks to other Canadian wireless carriers. These rates were replaced when the CRTC gave interim approval to the proposed cost-based tariffs filed by the carriers on December 3, 2015 and made these interim rates effective November 23, 2015. The CRTC process to establish final rates extended into 2018.

The CRTC further determined that it is not appropriate to mandate wholesale MVNO access.

Finally, the CRTC determined that the regulatory measures established in the decision would remain in place for a minimum of five years, during which time the CRTC will monitor competitive conditions in the mobile wireless market.

On March 22, 2018, the CRTC released Telecom Order 2018-99, Wholesale mobile wireless roaming service tariffs—Final rates, establishing the final wholesale tariffs that Rogers, Bell, and Telus may charge any of the non-national carriers for roaming. The final rates were made retroactive to May 5, 2015. This decision does not have a material impact on our financial results.

On July 20, 2017, prompted by Order in Council P.C. 2017-0557, the CRTC initiated a proceeding (Telecom Notice of Consultation CRTC 2017-259, Reconsideration of Telecom Decision 2017-56 regarding final terms and conditions for wholesale mobile wireless roaming service) to reconsider its earlier decision maintaining the integrity of domestic roaming agreements and instead consider expanding the scope of the wholesale roaming regime to explore innovative business models and technological solutions that could result in more meaningful choices for Canadian consumers, especially those with low incomes. The specific issue was to reconsider the exclusion of public Wi-Fi networks from the definition of ‘home network’ that disqualifies such networks from roaming rights. The proceeding was to consider whether the impact on investment could be mitigated by imposing conditions, such as ensuring that roaming by customers of providers who offer service primarily over Wi-Fi would be incidental rather than permanent by, for example, limiting roaming in amount, subjecting roaming services to a different tariffed wholesale rate, or both.

On March 22, 2018, the CRTC released Telecom Decision 2018-97, Reconsideration of Telecom Decision 2017-56 regarding final terms and conditions for wholesale mobile wireless roaming service. The CRTC maintained its policy of facilities-based competition, while confirming its original decision in Telecom Decision 2017-56,

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Wholesale mobile wireless roaming service tariffs – Final terms and conditions, to exclude public Wi-Fi networks from the definition of ‘home network’ and not mandate wholesale access to wireless networks. The CRTC also announced that the five-year review of the wireless wholesale regime established in Telecom Regulatory Policy 2015-177, Regulatory framework for wholesale mobile wireless services, would start by March 2019. The CRTC further initiated a new public proceeding (Telecom Notice of Consultation 2018-98, Lower-cost data-only plans for mobile wireless services), requiring Rogers, Bell, and Telus to file proposed lower-cost data-only plans by April 23, 2018. Rogers, Bell, and Telus subsequently filed amended proposals on September 10, 2018.

On December 17, 2018, in Telecom Decision CRTC 2018-475, Lower-cost data-only plans for mobile wireless services, the CRTC approved the plans proposed by Rogers, Bell, and Telus, stating that the introduction of these lower-cost data-only plans will assist in addressing a previously identified gap in the market by bringing a variety of new plans to the market within 90 days that were not previously available, with a mix of prices and data capacities, on both a prepaid and postpaid basis, and on both the 3G and LTE networks.

TRANSFERS, DIVISIONS, AND SUBORDINATE LICENSING OF SPECTRUM LICENCES

In June 2013, ISED Canada released Framework Relating to Transfers, Divisions and Subordinate Licensing of Spectrum Licences for Commercial Mobile Spectrum. The Framework lays out the criteria ISED Canada will consider and the processes it will use when it reviews spectrum licence transfers, including prospective transfers that could arise from purchase or sale options and other agreements. Key items to note are that:

•

ISED Canada will review all spectrum transfer requests, and will not allow any that result in “undue spectrum concentration” and reduced competition. Decisions will be made on a case-by-case basis and will be issued publicly to increase transparency; and

•

licensees must ask for a review within 15 days of entering into any agreement that could lead to a prospective transfer. ISED Canada will review the agreement as though the licence transfer that could arise from it has been made.

CRTC WIRELESS CODE

In June 2013, the CRTC issued its Wireless Code. The Wireless Code imposes several obligations on wireless carriers, including maximum contract term length, roaming bill caps, device unlocking requirements, and contract summaries. It also lays out the rules for device subsidies and early cancellation fees. Under the code, if a customer cancels a contract early, carriers can only charge the outstanding balance of the device subsidy they received, which decreases by an equal amount every month over no more than 24 months. This effectively makes the maximum contract length two years.

On June 15, 2017, the CRTC released its decision on the three-year review of the CRTC Wireless Code of Conduct that came into effect in December 2013 (Telecom Regulatory Policy CRTC 2017-200, Review of the Wireless Code). The CRTC determined that as of December 1, 2017, all individual and small business wireless service customers will have the right to have their cellular phones and other mobile devices unlocked, free of charge, upon request. In addition, all newly purchased devices must be provided unlocked from that day forward. The CRTC also determined that for family or shared plans (multi-line plans), the account holder must, by default, be the one who consents to data overage and data roaming charges beyond the established caps ($50 and $100 per month, respectively). Wireless service providers may, however, allow account holders to authorize other users on a family or shared plan to consent to additional charges. The CRTC also made clear that in all instances, the caps apply on a per account basis, regardless of the number of devices, for multi-line plans and individual lines on the account.

TOWER SHARING POLICY

In March 2013, ISED Canada released Revised Frameworks for Mandatory Roaming and Antenna Tower and Site Sharing, concluding a consultation initiated in 2012. It sets out the current rules for tower and site sharing, among other things. The key terms of the tower and site sharing rules are:

•	all holders of spectrum licences, radio licences, and broadcasting certificates must share towers and antenna sites, where technically feasible, at commercial rates; and
•	the timeframe for negotiating agreements is 60 days, after which arbitration according to ISED Canada arbitration rules will begin.

In Telecom Regulatory Policy 2015-177, Regulatory framework for wholesale mobile wireless services, released in May 2015, the CRTC determined that it would not mandate or require general wholesale tariffs for tower and site sharing. At the same time, it determined that its existing powers and processes are sufficient to address tower and site sharing disputes related to rates, terms, and conditions. As a result, carriers may use the arbitration process established by ISED Canada, or they may request the CRTC to intervene in the event that tower and site sharing negotiations fail.

PROPOSED POLICY DIRECTION TO THE CRTC ON TELECOMMUNICATIONS

On February 26, 2019, the Minister of Innovation, Science and Economic Development Canada tabled a Proposed Order Issuing a Direction to the CRTC on Implementing the Canadian Telecommunications Policy Objectives to Promote Competition, Affordability, Consumer Interests and Innovation. The Direction signals the government’s intention to require the CRTC to consider competition, affordability, consumer interests, and innovation in its telecommunications decisions and to demonstrate to Canadians in those decisions that it has done so.

CRTC REVIEW OF MOBILE WIRELESS SERVICES

On February 28, 2019, through Telecom Notice of Consultation CRTC 2019-57, Review of mobile wireless services, the CRTC initiated its five-year review to examine the state of the mobile wireless market and to determine whether further action is required to improve choice and affordability for Canadians. The CRTC is also seeking comments on its preliminary view that mobile virtual network operators should have mandated access to the networks of the national wireless providers (Rogers, Bell, and Telus) until they are able to establish themselves in the market. Finally, the CRTC will be looking ahead to the future of mobile wireless services in Canada, and, in particular, at whether regulatory measures are needed to facilitate the deployment of 5G network infrastructure, such as small-cell sites.

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CABLE

DIFFERENTIAL PRICING RELATED TO INTERNET DATA PLANS

On April 20, 2017, the CRTC released Telecom Regulatory Policy CRTC 2017-104, Framework for assessing the differential pricing practices of Internet service providers, setting out the evaluation criteria it will apply to determine whether a specific differential pricing practice complies with subsection 27(2) of the Telecommunications Act on a case-by-case basis, as follows:

•	the degree to which the treatment of data is agnostic (i.e., data is treated equally regardless of its source or nature);
•	whether the offering is exclusive to certain customers or certain content providers;
•	the impact on Internet openness and innovation; and
•	whether there is financial compensation involved.

Of these criteria, the degree to which data is treated agnostically will generally carry the most weight. The overriding expectation is that all content and applications will be treated in a neutral manner. Zero-rating of account management functions (e.g., monitoring of Internet data usage or the payment of bills online) will generally be permitted.

WHOLESALE INTERNET COSTING AND PRICING

On March 31, 2016, the CRTC released its decision on the review of costing inputs and the application process for existing wholesale high-speed access services that provide for a single provincial point of interconnection, but which are not available over FTTH access facilities (Telecom Decision CRTC 2016-117, Review of costing inputs and the application process for wholesale high-speed access). The CRTC determined that wholesale telecom rates paid by competitive telecom providers were no longer appropriate, and required all wholesale high-speed access service providers to file new cost studies with proposed rates for final approval. The CRTC further determined that all wholesale Internet rates that were currently approved were to be made interim as of the date of the decision. The CRTC will assess the extent to which, if at all, retroactivity will apply when new cost studies are submitted in support of revised wholesale high-speed access service rates. On June 30, 2016, we filed our new cost studies with the CRTC, which detailed our proposed rates.

On October 6, 2016, the CRTC issued Telecom Order 2016-396, Tariff notice applications concerning aggregated wholesale high-speed access services – Revised interim rates, significantly reducing existing interim rates for the capacity charge tariff component of wholesale high-speed access service pending approval of final rates. The interim rate reductions took effect immediately. The CRTC will assess the extent to which, if at all, retroactivity will apply when wholesale high-speed access service rates are set on a final basis. The process to set final rates has concluded and a decision is anticipated in early 2019.

CRTC REVIEW OF WHOLESALE WIRELINE TELECOMMUNICATIONS SERVICES

On July 22, 2015, the CRTC released its decision on the regulatory framework for wholesale wireline services (Telecom Regulatory Policy 2015-326, Review of wholesale wireline services and associated policies), determining which wireline services, and under what terms and conditions, facilities-based telecommunications carriers must make available to other telecommunications service providers, such as resellers. The CRTC determined that wholesale high-speed access services, which are used to support retail competition for services, such as local phone, television, and Internet access, would continue to be mandated. The provision of provincially aggregated services, however, would no longer be mandated and would be phased out in conjunction with the implementation of a disaggregated service with connections at telephone company central offices and cable company head-ends. The requirement to implement disaggregated wholesale high-speed access services will include making them available over fibre-to-the-premises (FTTP) access facilities. Regulated rates will continue to be based on long-run increment cost studies.

On September 20, 2016, the CRTC released Telecom Decision CRTC 2016-379, Follow-up to Telecom Regulatory Policy 2015-326 – Implementation of a disaggregated wholesale high-speed access service, including over fibre-to-the premises access facilities, addressing the technical implementation of new, disaggregated, high-speed access TPIA, a service that will provide access to FTTP facilities as ordered in the CRTC’s July 22, 2015 ruling. The decision is consistent with the positions submitted by Rogers in our filings. Proposed tariffs and supporting cost studies for the new service were filed on January 9, 2017, with further information filed later in 2017 and 2018. A decision on final rates is anticipated in early 2019.

CRTC REVIEW OF LOCAL AND COMMUNITY PROGRAMMING

On June 15, 2016, the CRTC released Broadcasting Regulatory Policy CRTC 2016-224, Policy framework for local and community television. The CRTC created a new model for BDU contributions to Canadian programming that took effect on September 1, 2017. Annual contributions will remain at 5% of annual gross broadcasting revenues; however, of that amount, in all licensed cable systems, up to 1.5% (rather than the previous 2%) can be used to fund community channel programming. Of this revenue, 0.3% must now go to a newly-created Independent Local News Fund for independently-owned local TV stations, and the remaining funding will continue to go to the Canada Media Fund and independent production funds. This decision provides the flexibility for BDUs that operate community channels in large markets (Montreal, Toronto, Edmonton, Calgary, and Vancouver) to now direct their community channel revenues from those markets to fund either community channel programming in smaller markets, or to fund local news on TV stations (such as CityTV, in the case of Rogers). Rogers has closed its Toronto community channels and redirected these revenues.

TELEVISION SERVICES DISTRIBUTION

In November 2014, the CRTC released its first decision arising from the Let’s Talk TV hearing ordering the elimination of the 30-day cancellation provision for cable, Internet, and phone services, effective January 23, 2015.

On January 29, 2015, the CRTC released decisions requiring local stations to continue over-the-air transmission under the same regulatory regime currently in place and maintaining simultaneous substitution requirements, except for the NFL Super Bowl, beginning in 2017. In a related decision released the same day, the CRTC found that it would be an undue preference under the Telecommunications Act for a vertically integrated company that

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offers a Mobile TV service to exempt this service from standard monthly wireless data caps and usage charges generally applicable to its wireless service.

On March 19, 2015, the CRTC released the third of its decisions related to its Let’s Talk TV proceeding. The CRTC ordered distributors to offer customers an option for a small basic service consisting only of Canadian local channels (local radio is optional), national mandatory services, community and provincial legislature channels, and, should they wish, US 4+1 networks beginning March 1, 2016. The retail rate for this entry-level service will be capped at $25 per month (excluding equipment). The CRTC adopted phased-in requirements for selling channels to customers “à la carte” and as part of “pick-packs”. All channels above the basic tier must be offered on an à la carte basis or in smaller, reasonably priced packages by March 1, 2016. By December 1, 2016, they must be offered in both forms. As a BDU, we will be permitted to continue to offer our existing basic service and programming packages. The CRTC will also revise its existing “preponderance” rule so that consumers will have to be offered, but will not have to receive, a majority of Canadian services.

The CRTC also proposed several changes to the Wholesale Code (formerly the Vertical Integration (VI) Code) addressing, amongst other matters, penetration-based rate cards and minimum guarantees. All licensed programmers and BDUs will be required to comply with the Wholesale Code, which came into effect on January 22, 2016.

The March 19 decision also addressed rules for distribution of foreign services authorized for distribution in Canada, including requirements that foreign services make their channels available “à la carte” and in “pick-packs” or in smaller pre-assembled packages and abide by the Wholesale Code. Access rules for VI-owned services and independent services, channel packaging, and buy-through rules for multicultural services were also addressed.

On March 26, 2015, in the final decision related to Let’s Talk TV, the CRTC announced plans to establish a Television Service Provider (TVSP) Code of Conduct to govern certain aspects of the relationship between TVSPs and their customers as well as to allow consumers to complain to the Commissioner for Complaints for Telecommunications Services about their providers. On January 8, 2016, the CRTC issued the final version of the TVSP Code, which came into effect on September 1, 2017. Upon launch of the TVSP Code, the Commissioner for Complaints for Telecommunications Services changed its name to Commission for Complaints for Telecom-television Services (CCTS). This decision also introduced new requirements related to the provision of service to persons with disabilities for both BDUs and broadcasters.

On March 1, 2016, the first phase of the CRTC’s small basic $25 per month (excluding equipment) television service mandate came into effect. Effective March 1, 2016, we offer a small basic service consisting of Canadian local channels, national mandatory services, community and provincial legislature channels, and the US 4+1 networks. We also offer smaller, reasonably priced packages of specialty and premium channels. On December 1, 2016, we began offering all specialty and premium channels on an “à la carte” basis as well.

ROGERS CABLE TV LICENCE RENEWALS

On May 24, 2016, the CRTC released Broadcasting Notice of Consultation CRTC 2016-197, Broadcasting licence renewals of terrestrial broadcasting distribution undertakings (BDUs) that will expire in 2016; implementation of certain conditions of licence and review of practices in regard to the small basic service and flexible packaging requirements for all BDU licensees, stating that a hearing will be held in consideration of the licence renewal applications of BDUs, including Rogers. The hearing, which commenced on September 7, 2016, reviewed the practices of all BDU licensees in regard to the small basic service and flexible packaging requirements described above that came into effect on March 1, 2016.

On November 21, 2016, the CRTC released Broadcasting Decision CRTC 2016-458, Licence renewal of broadcasting distribution undertakings – Review of practices relating to the small basic service and flexible packaging options and imposition of various requirements, renewing Rogers’ BDU licences from December 1, 2016 to November 30, 2017. In the decision, the CRTC established what it called a set of best practices for BDUs that serve to promote choice for Canadians and stated that it would monitor all of these practices, including how BDUs promote and offer the small basic service and pick-and-pay and small package options, and will take any necessary remedial action when it examines the renewal of the licences for BDUs again in 2017 for a full renewal term. Prior to the 2017 licence renewal hearing that occurred in October, Rogers’ cable licence received an administrative extension to May 31, 2018.

On August 2, 2018, in Broadcasting Decision CRTC 2018-265, Rogers – Licence renewal for various terrestrial broadcasting distribution undertakings, the CRTC renewed Rogers’ Broadcasting Distribution Undertaking licences in Ontario and Atlantic Canada for a full seven-year licence term with conditions substantially consistent with Rogers’ application.

CRTC PROCEEDING ON FUTURE PROGRAMMING DISTRIBUTION MODELS

On October 12, 2017, prompted by Order in Council P.C. 2017-1195, the CRTC initiated a proceeding (Broadcasting Notice of Consultation CRTC 2017-359, Call for comments on the Governor in Council’s request for a report on future programming distribution models) to report on the distribution model or models of programming that are likely to exist in the future; how and through whom Canadians will access that programming; and the extent to which these models will ensure a vibrant domestic market that is capable of supporting the continued creation, production, and distribution of Canadian programming, in both official languages, including original entertainment and information programming. The report was due no later than June 1, 2018. Rogers filed its Phase I and Phase II submissions on December 1, 2017 and February 13, 2018, respectively.

On May 30, 2018, the CRTC issued its report on future programming distribution models requested by the government in September 2017 through Order in Council P.C. 2017-1195. The report proposes new tools and regulatory approaches to support the production and promotion of audio and video content made by and for Canadians. The report will inform the government’s

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review of the Broadcasting Act (Canada) and Telecommunications Act (Canada).

MEDIA

COPYRIGHT RETRANSMISSION OF DISTANT SIGNALS

Pursuant to section 31(2) of the Copyright Act, television service providers are permitted to retransmit programming within distant over-the-air television signals as part of a compulsory licensing regime. Rates for the distribution of the programming are established through negotiation or set by the Copyright Board. Distributors and content providers were unable to agree on a new rate for the distribution of distant signals after the expiration of the current agreement in 2013. A proceeding was initiated by the Copyright Board, which began on November 23, 2015. The proceeding continued into 2016 and 2017; a decision was rendered on December 18, 2018.

The decision increased the rate paid by BDUs by approximately 8% for 2014, a further 7.5% for 2015, and a further 2.5% for 2016, with 2017 and 2018 held constant at the 2016 rate. The impact of these additional costs is not material.

LICENCE RENEWALS

In a proceeding initiated by Broadcasting Notice of Consultation CRTC 2016-225, Renewal of television licences held by large English- and French-language ownership groups, released June 15, 2016, Rogers sought renewal of our group-based licences (six City over-the-air English stations, Sportsnet 360, VICELAND, G4Tech, Outdoor Life, FX, and FXX), our five over-the-air ethnic OMNI television licences, and our mainstream sports licences (Sportsnet and Sportsnet One). We also sought approval of an application seeking a new licence to operate a discretionary service called OMNI Regional, which would operate pursuant to a section 9(1)(h) order granting it mandatory carriage on the basic service with a regulated affiliation fee.

On May 18, 2017, the CRTC released Broadcasting Decision CRTC 2017-151, Rogers Media Inc. – Licence renewals for English-language television stations, services and network, approving five-year renewals of our group-based licences. Five-year licence renewals were also approved for our mainstream sports services licences (Sportsnet and Sportsnet One) and our on-demand service (Rogers on Demand). To coincide with the expiry date of the broadcasting licence for our new discretionary service, OMNI Regional, discussed below, the broadcasting licences for our five over-the-air ethnic OMNI television licences were renewed for a three-year period in this Broadcasting Decision.

In Broadcasting Decision CRTC 2017-152, OMNI Regional – National, multilingual multi-ethnic discretionary service, released the same day, the CRTC also approved our application seeking a new licence to operate a discretionary service called OMNI Regional, which would operate pursuant to a section 9(1)(h) order, granting it mandatory carriage on the basic service with a regulated affiliation fee of $0.12/subscriber/month for a three-year term. The CRTC further issued a call (Broadcasting Notice of Consultation 2017-154, Call for applications for a national, multilingual multi-ethnic television service offering news and information programming) for competing applications to determine whether OMNI should retain its 9(1)(h) designation after three years or whether the designation should be granted to another applicant.

On August 14, 2017, the Governor in Council, on the advice of the Minister of Canadian Heritage through Order in Council P.C. 2017-1060, directed the CRTC to reconsider its group licence renewal decisions issued May 15, 2017 for large television broadcasters that, among other changes, lowered the amount that some major broadcasters must spend on Programs of National Interest. The CRTC is to “consider how it can be ensured that significant contributions are made to the creation and presentation of programs of national interest, music programming, short films, and short-form documentaries.”

On August 30, 2018, in Broadcasting Decision CRTC 2018-335, Reconsideration of licence renewal decisions for the television services of large English-language private ownership groups, the CRTC determined that Rogers’ PNI expenditure requirements will be maintained at 5% of the previous broadcast year’s gross revenues as determined in the original decision. Rogers and other groups will be required to direct 0.17% of previous broadcast year’s gross revenues to support music programming. This amount may be counted towards meeting the Canadian programming expenditure requirement. No additional expenditures were ordered for short-form content. The conditions of licence will apply until August 31, 2022, the end of the five-year licence term.

With regard to Broadcasting Notice of Consultation 2017-154 referenced above calling for competing applications to determine whether OMNI should retain its 9(1)(h) designation after three years or whether the designation should be granted to another applicant, the CRTC oral hearing on the matter occurred in November 2018. A decision will be rendered in 2019.

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Other Information

ACCOUNTING POLICIES

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Management makes judgments, estimates, and assumptions that affect how accounting policies are applied, the amounts we report in assets, liabilities, revenue, and expenses, and our related disclosure about contingent assets and liabilities. Significant changes in our assumptions, including those related to our future business plans and cash flows, could materially change the amounts we record. Actual results could be different from these estimates.

These estimates are critical to our business operations and understanding our results of operations. We may need to use additional judgment because of the sensitivity of the methods and assumptions used in determining the asset, liability, revenue, and expense amounts.

ESTIMATES

REVENUE FROM CONTRACTS WITH CUSTOMERS

Determining the transaction price

The transaction price is the amount of consideration that is enforceable and to which we expect to be entitled in exchange for the goods and services we have promised to our customer. We determine the transaction price by considering the terms of the contract and business practices that are customary within that particular line of business. Discounts, rebates, refunds, credits, price concessions, incentives, penalties, and other similar items are reflected in the transaction price at contract inception.

Determining the stand-alone selling price and the allocation of the transaction price

The transaction price is allocated to performance obligations based on the relative stand-alone selling prices of the distinct goods or services in the contract. The best evidence of a stand-alone selling price is the observable price of a good or service when the entity sells that good or service separately in similar circumstances and to similar customers. If a stand-alone selling price is not directly observable, we estimate the stand-alone selling price taking into account reasonably available information relating to the market conditions, entity-specific factors, and the class of customer.

In determining the stand-alone selling price, we allocate revenue between performance obligations based on expected minimum enforceable amounts to which Rogers is entitled. Any amounts above the minimum enforceable amounts are recognized as revenue as they are earned.

FAIR VALUE

We use estimates to determine the fair value of assets acquired and liabilities assumed in an acquisition, using the best available information, including information from financial markets. These estimates include key assumptions such as discount rates, attrition rates, and terminal growth rates for performing discounted cash flow analyses.

USEFUL LIVES

We depreciate the cost of property, plant and equipment over their estimated useful lives by considering industry trends and company-specific factors, including changing technologies and expectations for the in-service period of certain assets at the time. We reassess our estimates of useful lives annually, or when circumstances change, to ensure they match the anticipated life of the technology from a revenue-producing perspective. If technological change happens more quickly, or in a different way, than anticipated, we might have to reduce the estimated life of property, plant and equipment, which could result in a higher depreciation expense in future periods or an impairment charge to write down the value. We monitor and review our depreciation rates and asset useful lives at least once a year and change them if they are different from our previous estimates. We recognize the effect of changes in estimates in net income prospectively.

CAPITALIZING DIRECT LABOUR, OVERHEAD, AND INTEREST

Certain direct labour, overhead, and interest costs associated with the acquisition, construction, development, or improvement of our networks are capitalized to property, plant and equipment. The capitalized amounts are calculated based on estimated costs of projects that are capital in nature, and are generally based on a per-hour rate. In addition, interest costs are capitalized during development and construction of certain property, plant and equipment. Capitalized amounts increase the cost of the asset and result in a higher depreciation expense in future periods.

IMPAIRMENT OF ASSETS

Indefinite-life intangible assets (including goodwill and spectrum and/or broadcast licences) are assessed for impairment on an annual basis, or more often if events or circumstances warrant, and finite-life assets (including property, plant and equipment and other intangible assets) are assessed for impairment if events or circumstances warrant. The recoverable amount of a cash generating unit (CGU) involves significant estimates such as future cash flows, terminal growth rates, and discount rates. If key estimates differ unfavourably in the future, we could experience impairment charges that could decrease net income.

SEGMENTS

We make significant judgments in determining our operating segments. These are components that engage in business activities from which they may earn revenue and incur expenses, for which operating results are regularly reviewed by our chief operating decision makers to make decisions about resources to be allocated and to assess component performance, and for which discrete financial information is available.

FINANCIAL INSTRUMENTS

The fair values of our derivatives are recorded using an estimated credit-adjusted mark-to-market valuation. If the derivatives are in an asset position (i.e. the counterparty owes Rogers), the credit spread for the bank counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value. If the derivatives are in a liability position (i.e. Rogers owes the counterparty), our credit

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MANAGEMENT’S DISCUSSION AND ANALYSIS

spread is added to the risk-free discount rate. The estimated credit-adjusted value of derivatives requires assessment of the credit risk of the parties to the instruments and the instruments’ discount rates.

For all derivative instruments where hedge accounting is applied, we are required to ensure that the hedging relationships meet hedge effectiveness criteria. Hedge effectiveness testing requires the use of both judgments and estimates.

PENSION BENEFITS

When we account for defined benefit pension plans, assumptions are made in determining the valuation of benefit obligations. Assumptions and estimates include the discount rate, the rate of future compensation increase, and the mortality rate. Changes to these primary assumptions and estimates would affect the pension expense, pension asset and liability, and other comprehensive income. Changes in economic conditions, including financial markets and interest rates, may also have an impact on our pension plan, as there is no assurance that the plan will be able to earn the assumed rate of return. Market-driven changes may also result in changes in the discount rates and other variables that could require us to make contributions in the future that differ significantly from the current contributions and assumptions incorporated into the actuarial valuation process.

Below is a summary of the effect an increase or decrease in the primary assumptions and estimates would have had on our accrued benefit obligation and pension expense for 2018.

(In millions of dollars)	Increase (decrease) in accrued benefit obligation
Discount rate
Impact of 0.5% increase	(196)
Impact of 0.5% decrease	224
Rate of future compensation increase
Impact of 0.25% increase	16
Impact of 0.25% decrease	(16)
Mortality rate
Impact of 1 year increase	47
Impact of 1 year decrease	(50)

STOCK-BASED COMPENSATION

Stock option plans

Our employee stock option plans attach cash-settled share appreciation rights (SARs) to all new and previously granted options. The SAR feature allows the option holder to elect to receive a cash payment equal to the intrinsic value of the option, instead of exercising the option and acquiring Class B Non-Voting Shares.

We measure stock-based compensation to employees at fair value. We determine the fair value of options using our Class B Non-Voting Share price and option pricing models, and record all outstanding stock options as liabilities. The liability is marked to market each period and is amortized to expense using a graded vesting approach over the period during which employee services are rendered, or over the period to the date an employee is eligible to retire, whichever is shorter. The expense in each period is affected by the change in the price of our Class B Non-Voting Shares during the period.

Restricted share unit (RSU) and deferred share unit (DSU) plans

We recognize outstanding RSUs and DSUs as liabilities, measuring the liabilities and compensation costs based on the awards’ fair values, which are based on the market price of the Class B Non-Voting Shares, and recognizing them as charges to operating costs over the vesting period of the awards. If an award’s fair value changes after it has been granted and before the exercise date, we recognize the resulting changes in the liability within operating costs in the year the change occurs. For RSUs, the payment amount is established as of the vesting date. For DSUs, the payment amount is established as of the exercise date.

JUDGMENTS

REVENUE FROM CONTRACTS WITH CUSTOMERS

Distinct goods and services

We make judgments in determining whether a promise to deliver goods or services is considered distinct. We account for individual products and services separately if they are distinct (i.e. if a product or service is separately identifiable from other items in the bundled package and if the customer can benefit from it). The consideration is allocated between separate products and services in a bundle based on their stand-alone selling prices. For items we do not sell separately (e.g. third-party gift cards), we estimate stand-alone selling prices using the adjusted market assessment approach.

Determining costs to obtain or fulfill a contract

Determining the costs we incur to obtain or fulfill a contract that meet the deferral criteria within IFRS 15 requires us to make significant judgments. We expect incremental commission fees paid to internal and external representatives as a result of obtaining contracts with customers to be recoverable.

USEFUL LIVES AND DEPRECIATION AND AMORTIZATION METHODS

We make significant judgments in choosing methods for depreciating our property, plant and equipment that we believe most accurately represent the consumption of benefits derived from those assets and are most representative of the economic substance of the intended use of the underlying assets.

We amortize the cost of intangible assets with finite lives over their estimated useful lives. We review their useful lives, residual values, and the amortization methods at least once a year.

We do not amortize intangible assets with indefinite lives (spectrum, broadcast licences, and certain brand names) as there is no foreseeable limit to the period over which these assets are expected to generate net cash inflows for us. We make judgments to determine that these assets have indefinite lives, analyzing all relevant factors, including the expected usage of the asset, the typical life cycle of the asset, and anticipated changes in the market demand for the products and services the asset helps generate. After review of the competitive, legal, regulatory, and other factors, it is our view that these factors do not limit the useful lives of our spectrum and broadcast licences.

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Judgment is also applied in choosing methods for amortizing our intangible assets and program rights that we believe most accurately represent the consumption of those assets and are most representative of the economic substance of the intended use of the underlying assets.

IMPAIRMENT OF ASSETS

We make judgments in determining CGUs and the allocation of goodwill to CGUs or groups of CGUs for the purpose of impairment testing. The allocation of goodwill involves considerable management judgment in determining the CGUs (or groups of CGUs) that are expected to benefit from the synergies of a business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Goodwill and indefinite-life intangible assets are allocated to CGUs (or groups of CGUs) based on the level at which management monitors goodwill, which is not higher than an operating segment.

HEDGE ACCOUNTING

We make significant judgments in determining whether our financial instruments qualify for hedge accounting, including our determination of hedge effectiveness.

INCOME TAXES AND OTHER TAXES

We accrue income and other tax provisions based on information currently available in each of the jurisdictions in which we operate. While we believe we have paid and provided for adequate amounts of tax, our business is complex and significant judgment is required in interpreting how tax legislation and regulations apply to us. Our tax filings are subject to audit by the relevant government revenue authorities and the results of the government audit could materially change the amount of our actual income tax expense, income tax payable or receivable, other taxes payable or receivable, and deferred income tax assets and liabilities and could, in certain circumstances, result in the assessment of interest and penalties.

CONTINGENCIES

Considerable judgment is involved in the determination of contingent liabilities. Our judgment is based on information currently known to us, and the probability of the ultimate resolution of the contingencies. If it becomes probable that a contingent liability will result in an outflow of economic resources, we will record a provision in the period the change in probability occurs. The amount of the loss involves judgment based on information available at that time. Any provision recognized for a contingent liability could be material to our consolidated financial position and results of operations.

ONEROUS CONTRACTS

Significant judgment is required to determine when we are subject to unavoidable costs arising from onerous contracts. These judgments may include, for example, whether a certain promise is legally binding or whether we may be successful in negotiations with the counterparty.

TRANSACTIONS WITH RELATED PARTIES

We have entered into certain transactions in the normal course of business with related parties in which we have an equity interest. The amounts received from or paid to these parties were as follows:

	Years ended December 31
(In millions of dollars)	2018	2017	% Chg
Revenue	86	74	16
Purchases	197	198	(1)

We have entered into business transactions with companies whose partners or senior officers are Directors of RCI. These Directors are:

•	the non-executive chairman of a law firm that provides a portion of the Company’s legal services; and
•	the chairman of a company that provides printing services to the Company.

	Years ended December 31
(In millions of dollars)	2018	2017
Printing and legal services	13	17

We have also entered into certain transactions with our controlling shareholder and companies it controls. These transactions are subject to formal agreements approved by the Audit and Risk Committee. Total amounts paid to these related parties generally reflect the charges to Rogers for occasional business use of aircraft, net of other administrative services, and were less than $1 million for each of 2018 and 2017.

These transactions are measured at the amount agreed to by the related parties, which are also reviewed by the Audit and Risk Committee. The amounts owing are unsecured, interest-free, and due for payment in cash within one month from the date of the transaction.

NEW ACCOUNTING PRONOUNCEMENTS ADOPTED IN 2018

We adopted the following IFRS amendments in 2018. They did not have a material effect on our financial statements.

•	Amendments to IFRS 2, Share-based payment, providing guidance on accounting for vesting and non-vesting conditions in regards to share-based compensation.
•

IFRIC 22, Foreign currency transaction and advanced consideration, clarifying the requirements in determining the date of transactions and which foreign exchange rate to use in when translating assets, expenses, or income on initial recognition.

Additionally, we adopted IFRS 15 and IFRS 9, Financial instruments (IFRS 9) effective January 1, 2018. The effects these two new pronouncements have on our results and operations are described below.

IFRS 15, REVENUE FROM CONTRACTS WITH CUSTOMERS (IFRS 15)

IFRS 15 supersedes previous accounting standards for revenue, including IAS 18, Revenue (IAS 18) and IFRIC 13, Customer loyalty programmes (IFRIC 13).

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MANAGEMENT’S DISCUSSION AND ANALYSIS

IFRS 15 introduced a single model for recognizing revenue from contracts with customers. This standard applies to all contracts with customers, with only some exceptions, including certain contracts accounted for under other IFRSs. The standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to a customer and at an amount that reflects the consideration expected to be received in exchange for transferring those goods or services. This is achieved by applying the following five steps:

1.	identify the contract with a customer;
2.	identify the performance obligations in the contract;
3.	determine the transaction price;
4.	allocate the transaction price to the performance obligations in the contract; and
5.	recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 also provides guidance relating to the treatment of contract acquisition and contract fulfillment costs.

The application of this new standard has significant impacts on our reported Wireless results, specifically with regards to the timing of recognition and classification of revenue, and the treatment of costs incurred in acquiring customer contracts. The timing of recognition and classification of revenue is affected because, at contract inception, IFRS 15 requires the estimation of total consideration over the contract term and the allocation of that consideration to all performance obligations in the contract based on their relative stand-alone selling prices. This affects our Wireless arrangements that bundle equipment and service together into monthly service fees, which results in an increase to equipment revenue recognized at contract inception and a decrease to service revenue recognized over the course of the contracts. The application of IFRS 15 does not affect our cash flows from operations or the methods and underlying economics through which we transact with our customers.

The treatment of costs incurred in acquiring customer contracts is affected as IFRS 15 requires certain contract acquisition costs (such as sales commissions) to be recognized as an asset and amortized into operating expenses over time. Previously, such costs were expensed as incurred.

In addition, new assets and liabilities have been recognized on our Consolidated Statements of Financial Position. Specifically, a contract asset and contract liability is recognized to account for any timing differences between the revenue recognized and the amounts billed to the customer.

Significant judgment is needed to determine whether a promise to deliver goods or services is considered distinct and in determining the costs that are incremental to obtaining a contract with a customer.

We have retrospectively applied IFRS 15 to all contracts that were not complete on the date of initial application. We have made a policy choice to restate each prior period presented and have recognized the cumulative effect of initially applying IFRS 15 as an adjustment to the opening balance of equity as at January 1, 2017, subject to certain practical expedients we adopted that are described in note 5 to our 2018 Audited Consolidated Financial Statements.

EFFECT OF IFRS 15 TRANSITION

Below is a summary of the IFRS 15 adjustments on our key financial information for the twelve months ended December 31, 2017, all of which pertain to our Wireless segment.

	Year ended December 31, 2017
(In millions of dollars)	Reference	As previously reported [1]	Adjustments	Restated

Consolidated
Total revenue	i, iii	14,143	226	14,369
Total service revenue [2]	i	13,560	(1,010)	12,550
Adjusted EBITDA [3]		5,318	184	5,502

Net income		1,711	134	1,845
Adjusted net income [3]		1,768	134	1,902

Wireless
Service revenue	i	7,775	(1,010)	6,765
Equipment revenue	i, iii	568	1,236	1,804

Operating expenses [4]	ii, iii	4,801	42	4,843
Adjusted EBITDA		3,542	184	3,726

[1]

Amounts calculated on a basis consistent with our previous revenue recognition accounting policies prior to adopting IFRS 15. Certain amounts presented under prior accounting basis have been retrospectively amended as a result of our use of adjusted EBITDA in 2018.

[2]	As defined. See “Key Performance Indicators”.
[3]

Adjusted EBITDA and adjusted net income are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[4]	Operating expenses have been retrospectively amended to include stock-based compensation. See “Reportable Segments” and “Non-GAAP Measures”.

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Below is a summary of the IFRS 15 adjustments on certain key financial metrics from our Consolidated Statements of Financial Position as at January 1, 2017 and December 31, 2017.

	As at January 1, 2017				As at December 31, 2017
(in millions of dollars)	Reference	As previously reported	Adjustments	Restated	As previously reported	Adjustments	Restated

Consolidated
Total assets	i, ii, iii	28,342	1,469	29,811	28,863	1,627	30,490
Total liabilities	i, iii	23,073	454	23,527	22,516	478	22,994
Shareholders’ equity		5,269	1,015	6,284	6,347	1,149	7,496

The application of IFRS 15 did not affect our cash flow totals from operating, investing, or financing activities.

i) Contract assets and liabilities

Contract assets arise primarily as a result of the difference between revenue recognized on the sale of a wireless device at the onset of a term contract and the cash collected at the point of sale. Revenue recognized at point of sale requires the estimation of total consideration over the contract term and the allocation of that consideration to all performance obligations in the contract based on their relative stand-alone selling prices. For Wireless term contracts, revenue is recognized earlier than previously reported, with a larger allocation to equipment revenue. Prior to the adoption of IFRS 15, the amount allocated to equipment revenue was limited to the non-contingent consideration received at the point of sale when recovery of the remaining consideration in the contract was contingent upon the delivery of future services.

We record a contract liability when we receive payment from a customer in advance of providing goods and services. We account for contract assets and liabilities on a contract-by-contract basis, with each contract being presented as a single net contract asset or net contract liability accordingly.

All contract assets are recorded net of an allowance for expected credit losses, measured in accordance with IFRS 9.

ii) Deferred commission cost assets

Under IFRS 15, we defer incremental commission costs paid to internal and external representatives as a result of obtaining contracts with customers as deferred commission cost assets and amortize them to operating expenses over the pattern of the transfer of goods and services to the customer, which is typically evenly over either 12 or 24 consecutive months.

iii) Inventories and other current liabilities

Under IFRS 15, we determine when the customer obtains control of the distinct good or service. For affected transactions, we have defined our customer as the end subscriber and determined that they obtain control when they receive possession of a wireless device, which typically occurs upon activation. For certain transactions through third-party dealers and other retailers, the timing of when the customer obtains control of a wireless device will be deferred in comparison to our previous policy, where revenue was recognized when the wireless device was delivered and accepted by the independent dealer. This results in a greater inventory balance and a corresponding increase in other current liabilities.

IFRS 9, FINANCIAL INSTRUMENTS (IFRS 9)

In July 2014, the IASB issued the final publication of the IFRS 9 standard, which supersedes IAS 39, Financial Instruments: recognition and measurement (IAS 39). IFRS 9 includes revised guidance on the classification and measurement of financial instruments, new guidance for measuring impairment on financial assets, and new hedge accounting guidance. We have adopted IFRS 9 on a retrospective basis; however, our 2017 comparatives were not restated because it was not possible to do so without the use of hindsight.

Under IFRS 9, financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. IFRS 9 contains three primary measurement categories for financial assets: measured at amortized cost, fair value through other comprehensive income (FVTOCI), and fair value through profit and loss (FVTPL). Under IFRS 9, we have irrevocably elected to present subsequent changes in the fair value of our equity investments that are neither held-for-trading nor contingent consideration arising from a business combination in other comprehensive income with no reclassification of net gains and losses to net income. For these equity investments, any impairment on the instrument will be recorded in other comprehensive income, and cumulative gains or losses in other comprehensive income will not be reclassified into net income, including upon disposal.

Under IFRS 9, the loss allowance for trade receivables must be calculated using the expected lifetime credit loss and recorded at the time of initial recognition. A portion of our trade receivables required an incremental loss allowance in order to comply with the requirements of IFRS 9; as a result, we recognized a $4 million decrease to accounts receivable and a corresponding decrease to retained earnings within shareholders’ equity effective January 1, 2018. In addition, the expected loss allowance using the lifetime credit loss approach is applied to contract assets under IFRS 15. There is no significant effect on the carrying value of our other financial instruments under IFRS 9 related to this new requirement.

The new hedge accounting guidance aligns hedge accounting more closely with an entity’s risk management objectives and strategies. IFRS 9 does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness; however, it allows more hedging strategies used for risk management to qualify for hedge accounting and introduces more judgment to assess the effectiveness of a hedging relationship, primarily from a qualitative standpoint. This is not expected to have an effect on our reported results and will simplify our application of effectiveness tests going forward.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

The IASB has issued the following new standard that will become effective in a future year and will have an impact on our consolidated financial statements in future periods.

IFRS 16, LEASES (IFRS 16)

Effective January 1, 2019, we will adopt IFRS 16. Our first quarter 2019 interim financial statements will be our first financial statements issued in accordance with IFRS 16. IFRS 16 supersedes the current accounting standards for leases, including IAS 17, Leases (IAS 17) and IFRIC 4, Determining whether an arrangement contains a lease (IFRIC 4).

IFRS 16 introduces a single accounting model for lessees unless the underlying asset is of low value. A lessee will be required to recognize, on its statement of financial position, a right-of-use asset, representing its right to use the underlying leased asset, and a lease liability, representing its obligation to make lease payments. As a result of adopting IFRS 16, we will recognize a significant increase to both assets and liabilities on our Consolidated Statements of Financial Position, as well as a decrease to operating costs (for the removal of rent expense for leases), an increase to depreciation and amortization (due to depreciation of the right-of-use asset), and an increase to finance costs (due to accretion of the lease liability). The accounting treatment for lessors will remain largely the same as under IAS 17.

We will adopt IFRS 16 with the cumulative effect of initial application recognized as an adjustment to retained earnings within shareholders’ equity on January 1, 2019. We will not restate comparatives for 2018. At transition, we will apply the practical expedient available to us as lessee that allows us to apply this standard to contracts that were previously identified as leases under IAS 17 and IFRIC 4. Conversely, we will not apply this standard to contracts that were previously not identified as leases under IAS 17 and IFRIC 4.

For leases that were classified as operating leases under IAS 17, lease liabilities at transition will be measured at the present value of remaining lease payments, discounted at the related incremental borrowing rate as at January 1, 2019. Generally, right-of-use assets at transition will be measured at an amount equal to the corresponding lease liabilities, adjusted for any prepaid or accrued rent outstanding. For certain leases where we have readily available information, we will elect to measure the right-of-use assets at their carrying amounts as if IFRS 16 had been applied since the lease commencement date using the related incremental borrowing rate for the remaining lease period as at January 1, 2019.

When applying IFRS 16 to leases previously classified as operating leases, the following practical expedients are available to us. We will:

•	apply a single discount rate to a portfolio of leases with similar characteristics;
•	exclude initial direct costs from measuring the right-of-use asset as at January 1, 2019; and
•	use hindsight in determining the lease term where the contract contains purchase, extension, or termination options.

We have elected to not separate fixed non-lease components from lease components and instead account for each lease component and associated fixed non-lease components as a single lease component. We do not intend to elect the recognition exemptions on short-term leases or low-value leases; however, we may choose to elect the recognition exemptions on a class-by-class basis for new classes, and lease-by-lease basis, respectively, in the future.

We do not expect significant impacts for contracts in which we are the lessor.

We have a team engaged to ensuring our compliance with IFRS 16, including overseeing the implementation of a new lease system that enables us to comply with the requirements of the standard on a contract-by-contract basis. This team has been responsible for determining and implementing additional process requirements, ensuring our data collection is appropriate, system testing, developing related internal controls, and communicating the upcoming changes with various stakeholders. We had detailed data validation processes that operated throughout the course of 2018.

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EFFECT OF TRANSITION TO IFRS 16

Below is the estimated effect of transition to IFRS 16 on our Consolidated Statements of Financial Position as at January 1, 2019.

(in billions of dollars)	Reference	As reported as at December 31, 2018	Estimated effect of IFRS 16 transition	Subsequent to transition as at January 1, 2019
Assets
Current assets:
Other current assets		0.4	***	0.4
Remainder of current assets		4.5	–	4.5
Total current assets		4.9	***	4.9

Property, plant and equipment	i	11.8	1.5	13.3
Remainder of long-term assets		15.2	–	15.2
Total assets		31.9	1.5	33.4
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities		3.1	(0.1)	3.0
Current portion of lease liabilities	i	–	0.2	0.2
Remainder of current liabilities		3.7	–	3.7
Total current liabilities		6.8	0.1	6.9

Lease liabilities	i	–	1.4	1.4
Deferred tax liabilities		2.9	***	2.9
Remainder of long-term liabilities		14.0	–	14.0
Total liabilities		23.7	1.5	25.2

Shareholders’ equity		8.2	***	8.2
Total liabilities and shareholders’ equity		31.9	1.5	33.4

***	Amounts less than $0.1 billion; these amounts have been excluded from subtotals.

i) Right-of-use assets and lease liabilities

We will record a right-of-use asset and a lease liability at the date of transition. The lease liability will initially be measured at the present value of lease payments that remain to be paid at the date of transition. Lease payments included in the measurement of the lease liability will include:

•	fixed payments, including in-substance fixed payments;
•	variable lease payments that depend on an index or rate;
•	amounts expected to be payable under a residual value guarantee; and
•

the exercise price under a purchase option that we are reasonably certain to exercise, lease payments in an optional renewal period if we are reasonably certain to exercise an extension option, and penalties for early termination of a lease unless we are reasonably certain not to terminate early.

Upon transition, except for those leases where we have the information to measure the right-of-use assets at their carrying amounts as if IFRS 16 had been applied since the lease commencement date, the right-of-use asset will be measured at the amount of the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the Consolidated Statements of Financial Position immediately before the date of initial application.

After transition, the right-of-use asset will initially be recorded at the lease commencement date and will be measured at cost, consisting of:

•	the initial amount of the lease liability, adjusted for any lease payments made at or before the commencement date; plus
•	any initial direct costs incurred; and
•	an estimate of costs to dismantle and remove the underlying asset or restore the site on which it is located; less
•	any lease incentives received.

The right-of-use asset will typically be depreciated on a straight-line basis over the lease term, unless we expect to obtain ownership of the leased asset at the end of the lease. The lease term will consist of:

•	the non-cancellable period of the lease;
•	periods covered by options to extend the lease, where we are reasonably certain to exercise the option; and
•	periods covered by options to terminate the lease, where we are reasonably certain not to exercise the option.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

KEY PERFORMANCE INDICATORS

We measure the success of our strategy using a number of key performance indicators, which are outlined below. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators are not measurements in accordance with IFRS and should not be considered alternatives to net income or any other measure of performance under IFRS. They include:

•	subscriber counts;
•	Wireless;
•	Cable; and
•	homes passed (Cable);
•	subscriber churn (churn);
•	blended average billings per user (ABPU);
•	blended average revenue per user (ARPU);
•	capital intensity;
•	total service revenue;
•	dividend payout ratios; and
•	return on assets.

Commencing this year, we are disclosing blended ABPU (Wireless) as a key performance indicator. Additionally, as a result of our redefined Cable segment, we have amended the definition of our subscriber count key performance indicator to include Smart Home Monitoring subscribers as part of Internet.

SUBSCRIBER COUNTS

We determine the number of subscribers to our services based on active subscribers. When subscribers are deactivated, either voluntarily or involuntarily for non-payment, they are considered deactivations in the period the services are discontinued. We use subscriber counts to measure our core business performance and ability to benefit from recurring revenue streams. We use homes passed (Cable) as a measure for our potential market penetration within a defined geographical area.

Subscriber count (Wireless)

•	A wireless subscriber is represented by each identifiable telephone number.
•

We report wireless subscribers in two categories: postpaid and prepaid. Postpaid and prepaid include voice-only subscribers, data-only subscribers, and subscribers with service plans integrating both voice and data.

•	Usage and overage charges for postpaid subscribers are billed a month in arrears. Prepaid subscribers cannot incur usage and/or overage charges in excess of their plan limits or account balance.
•	Wireless prepaid subscribers are considered active for a period of 180 days from the date of their last revenue-generating usage.

Subscriber count (Cable)

•	Cable Television and Internet subscribers are represented by a dwelling unit; Cable Phone subscribers are represented by line counts.
•

When there is more than one unit in a single dwelling, such as an apartment building, each tenant with cable service is counted as an individual subscriber, whether the service is invoiced separately or included in the tenant’s rent. Institutional units, such as hospitals or hotels, are each considered one subscriber.

•	Cable Television, Internet, and Phone subscribers include only those subscribers who have service installed and operating, and who are being billed accordingly.
•

Subscriber counts exclude certain enterprise services delivered over our fibre network and data centre infrastructure, and circuit-switched local and long distance voice services and legacy data services where access is delivered using leased third-party network elements and tariffed ILEC services.

Homes passed (Cable)

Homes passed are represented by the total number of addresses that either are Cable subscribers or are non-subscribers, but have the ability to access our cable services, within a defined geographical area. When there is more than one unit in a single dwelling, such as an apartment building, each unit that is a Cable subscriber, or has the ability to access our cable services, is counted as an individual home passed. Institutional or commercial units, such as hospitals or hotels, are each considered one home passed.

SUBSCRIBER CHURN

Subscriber churn (churn) is a measure of the number of subscribers that deactivated during a period as a percentage of the total subscriber base, usually calculated on a monthly basis. Subscriber churn measures our success in retaining our subscribers. We calculate it by dividing the number of Wireless subscribers that deactivated (usually in a month) by the aggregate numbers of subscribers at the beginning of the period. When used or reported for a period greater than one month, subscriber churn represents the sum of the number of subscribers deactivating for each period divided by the sum of the aggregate number of subscribers at the beginning of each period.

BLENDED AVERAGE BILLINGS PER USER (WIRELESS)

To assist in understanding the underlying economics of our Wireless business, we commenced disclosing blended ABPU this year. We use blended ABPU as a measure that approximates the average amount we invoice an individual subscriber on a monthly basis. This measure is similar to blended ARPU under previously issued results prior to the adoption of IFRS 15 (see “Accounting Policies”); however, as a result of the reduction in service revenue under IFRS 15, blended ARPU is lower than previously reported and does not fully reflect the average amount to be paid by a customer each month. Blended ABPU helps us identify trends and measure our success in attracting and retaining higher-value subscribers. We calculate blended ABPU by dividing the sum of service revenue and the amortization of contract assets to accounts receivable by the average total number of Wireless subscribers for the same period.

BLENDED AVERAGE REVENUE PER USER (WIRELESS)

Blended ARPU helps us identify trends and measure our success in attracting and retaining higher-value subscribers. We calculate blended ARPU by dividing service revenue by the average total number of Wireless subscribers for the same period.

CAPITAL INTENSITY

Capital intensity allows us to compare the level of our capital expenditures to that of other companies within the same industry. Our capital expenditures do not include expenditures on spectrum

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licences. We calculate capital intensity by dividing capital expenditures by revenue. We use it to evaluate the performance of our assets and when making decisions about capital expenditures. We believe that certain investors and analysts use capital intensity to measure the performance of asset purchases and construction in relation to revenue.

TOTAL SERVICE REVENUE

We use total service revenue to measure our core business performance from the provision of services to our customers separate from revenue generated from the sale of equipment we have acquired from device manufacturers and resold. Included in this metric is our retail revenue from TSC and the Toronto Blue Jays, which are also core to our business. We calculate total service revenue by subtracting equipment revenue from total revenue.

DIVIDEND PAYOUT RATIOS

We calculate the dividend payout ratio by dividing dividends declared for the year by net income or free cash flow for the year. We use dividends as a percentage of net income and free cash flow to conduct analysis and assist with determining the dividends we should pay.

RETURN ON ASSETS

We use return on assets to measure our efficiency in using our assets to generate net income. We calculate return on assets by dividing net income for the year by total assets as at year-end.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-GAAP MEASURES

We use the following non-GAAP measures. These are reviewed regularly by management and the Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not recognized measures under GAAP and do not have standard meanings under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP measure	Why we use it	How we calculate it	Most comparable IFRS financial measure
Adjusted EBITDA Adjusted EBITDA margin

• To evaluate the performance of our businesses, and when making decisions about the ongoing operations of the business and our ability to generate cash flows.

• We believe that certain investors and analysts use adjusted EBITDA to measure our ability to service debt and to meet other payment obligations.

• We also use it as one component in determining short-term incentive compensation for all management employees.

Adjusted EBITDA:

Net income

add (deduct)

income tax expense (recovery); finance costs; depreciation and amortization; other expense (income); restructuring, acquisition and other; and loss (gain) on disposition of property, plant and equipment.

Adjusted EBITDA margin:

Adjusted EBITDA

divided by

revenue.

Net income
Adjusted net income Adjusted basic and diluted earnings per share

• To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.

Adjusted net income:

Net income

add (deduct)

restructuring, acquisition and other; loss (recovery) on sale or wind down of investments; loss (gain) on disposition of property, plant and equipment; (gain) on acquisitions; loss on non-controlling interest purchase obligations; loss on repayment of long-term debt; loss on bond forward derivatives; and income tax adjustments on these items, including adjustments as a result of legislative changes.

Adjusted basic and diluted earnings per share:

Adjusted net income and adjusted net income including the dilutive effect of stock-based compensation divided by

basic and diluted weighted average shares outstanding.

Net income Basic and diluted earnings per share
Free cash flow [1]

• To show how much cash we have available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.

• We believe that some investors and analysts use free cash flow to value a business and its underlying assets.

		Adjusted EBITDA deduct capital expenditures; interest on borrowings net of capitalized interest; net change in contract asset and deferred commission cost asset balances; and cash income taxes.	Cash provided by operating activities
Adjusted net debt	• To conduct valuation-related analysis and make decisions about capital structure. • We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.

Total long-term debt

add (deduct)

current portion of long-term debt; deferred transaction costs and discounts; net debt derivative (assets) liabilities; credit risk adjustment related to net debt derivatives; bank advances (cash and cash equivalents); and short-term borrowings.

Long-term debt
Debt leverage ratio	• To conduct valuation-related analysis and make decisions about capital structure. • We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.	Adjusted net debt (defined above) divided by 12-month trailing adjusted EBITDA (defined above).	Long-term debt divided by net income

[1]

Effective January 1, 2019, we will redefine free cash flow such that we will no longer adjust for the “net change in contract asset and deferred commission cost asset balances”. We will redefine free cash flow to simplify this measure and we believe removing it will make us more comparable within our industry.

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RECONCILIATION OF ADJUSTED EBITDA AND ADJUSTED EBITDA MARGIN

	Years ended December 31
(In millions of dollars)	2018	2017 (restated) [1]
Net income	2,059	1,845
Add (deduct):
Income tax expense	758	685
Other income	(32)	(19)
Finance costs	793	746
Restructuring, acquisition and other	210	152
Gain on disposition of property, plant and equipment	(16)	(49)
Depreciation and amortization	2,211	2,142
Adjusted EBITDA	5,983	5,502

[1]	2017 reported figures have been restated applying IFRS 15. See “Accounting Policies”.

	Years ended December 31
(In millions of dollars, except percentages)	2018	2017 (restated) [1]
Adjusted EBITDA margin:
Adjusted EBITDA	5,983	5,502
Divided by: total revenue	15,096	14,369
Adjusted EBITDA margin	39.6%	38.3%

[1]	2017 reported figures have been restated applying IFRS 15. See “Accounting Policies”.

RECONCILIATION OF ADJUSTED NET INCOME

	Years ended December 31
(In millions of dollars)	2018	2017 (restated) [1]
Net income	2,059	1,845
Add (deduct):
Restructuring, acquisition and other	210	152
Loss on bond forward derivatives	21	–
Loss on repayment of long-term debt	28	–
Recovery on wind-down of shomi	–	(20)
Gain on disposition of property, plant and equipment	(16)	(49)
Income tax impact of above items	(61)	(28)
Income tax adjustment, legislative tax change	–	2
Adjusted net income	2,241	1,902

[1]	2017 reported figures have been restated applying IFRS 15. See “Accounting Policies”.

RECONCILIATION OF ADJUSTED EARNINGS PER SHARE

(In millions of dollars, except per share amounts; number of shares outstanding in millions)	Years ended December 31
	2018	2017 (restated) [1]
Adjusted basic earnings per share:
Adjusted net income	2,241	1,902
Divided by: weighted average number of shares outstanding	515	515
Adjusted basic earnings per share	$4.35	$3.69
Adjusted diluted earnings per share:
Adjusted net income	2,241	1,902
Effect on net income of dilutive securities	(2)	–
Diluted adjusted net income	2,239	1,902
Divided by: diluted weighted average number of shares outstanding	516	517
Adjusted diluted earnings per share	$4.34	$3.68

[1]	2017 reported figures have been restated applying IFRS 15. See “Accounting Policies”.

RECONCILIATION OF FREE CASH FLOW

	Years ended December 31
(In millions of dollars)	2018	2017
Cash provided by operating activities	4,288	3,938
Add (deduct):
Capital expenditures	(2,790)	(2,436)
Interest on borrowings, net of capitalized interest	(689)	(722)
Restructuring, acquisition and other	210	152
Interest paid	726	735
Program rights amortization	(58)	(64)
Change in non-cash operating working capital items	114	164
Other adjustments	(30)	(82)
Free cash flow	1,771	1,685
Net change in contract asset and deferred commission cost asset balances [1]	363	184
Free cash flow (with respect to “2019 Outlook”)	2,134	1,869

[1]	Includes “net change in contract asset balances” and the net change in deferred commission cost asset balances in “other” in operating activities on the Consolidated Statements of Cash Flows.

RECONCILIATION OF DIVIDEND PAYOUT RATIO OF FREE CASH FLOW

	Years ended December 31
(In millions of dollars, except percentages)	2018	2017
Dividends declared during the year	988	988
Divided by: free cash flow	1,771	1,685
Dividend payout ratio of free cash flow	56%	59%

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MANAGEMENT’S DISCUSSION AND ANALYSIS

RECONCILIATION OF ADJUSTED NET DEBT AND DEBT LEVERAGE RATIO

	As at December 31
(In millions of dollars)	2018	2017
Current portion of long-term debt	900	1,756
Long-term debt	13,390	12,692
Deferred transaction costs and discounts	114	107
	14,404	14,555
Add (deduct):
Net debt derivative assets	(1,373)	(1,129)
Credit risk adjustment related to net debt derivative assets	(75)	(17)
Short-term borrowings	2,255	1,585
(Cash and cash equivalents) bank advances	(405)	6
Adjusted net debt	14,806	15,000

	As at December 31
(In millions of dollars, except ratios)	2018	2017 (restated) [1]
Debt leverage ratio
Adjusted net debt	14,806	15,000
Divided by: trailing 12-month adjusted EBITDA	5,983	5,502
Debt leverage ratio	2.5	2.7

[1]	2017 reported figures have been restated applying IFRS 15. See “Accounting Policies”.

SUMMARY OF FINANCIAL RESULTS OF LONG-TERM DEBT GUARANTOR

Our outstanding public debt, amounts drawn on our $4.2 billion bank credit and letter of credit facilities, and derivatives are unsecured obligations of RCI, as obligor, and RCCI, as either co-obligor or guarantor, as applicable.

The selected unaudited consolidating summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI, (ii) RCCI, (iii) our non-guarantor subsidiaries on a combined basis, (iv) consolidating adjustments, and (v) the total consolidated amounts, is set forth as follows:

Years ended December 31 (unaudited) (In millions of dollars)	RCI [1]		RCCI [1]		Non-guarantor subsidiaries [1]		Consolidating adjustments [1]		Total
	2018	2017 (restated) [3]	2018	2017 (restated) [3]	2018	2017 (restated) [3]	2018	2017 (restated) [3]	2018	2017 (restated) [3]
Selected Statements of Income data measure:
Revenue	11	46	13,073	12,401	2,225	2,167	(213)	(245)	15,096	14,369
Net income (loss)	2,059	1,845	1,818	1,698	348	98	(2,166)	(1,796)	2,059	1,845

As at December 31 (unaudited) (In millions of dollars)	RCI [1]		RCCI [1,2]		Non-guarantor subsidiaries [1]		Consolidating adjustments [1]		Total
	2018	2017 (restated) [3]	2018	2017 (restated) [3]	2018	2017 (restated) [3]	2018	2017 (restated) [3]	2018	2017 (restated) [3]
Selected Statements of Financial Position data measure:
Current assets	24,687	24,501	22,870	21,419	10,256	9,016	(52,925)	(50,811)	4,888	4,125
Non-current assets	27,485	31,683	22,396	21,691	3,700	3,521	(26,551)	(30,530)	27,030	26,365
Current liabilities	25,995	30,723	27,170	27,074	8,206	1,513	(54,535)	(52,427)	6,836	6,883
Non-current liabilities	15,149	14,468	3,025	2,807	110	572	(1,381)	(1,736)	16,903	16,111

[1]	For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.
[2]

Amounts recorded in current liabilities and non-current liabilities for RCCI do not include any obligations arising as a result of being a guarantor or co-obligor, as the case may be, under any of RCI’s long-term debt.

[3]	2017 reported figures have been restated applying IFRS 15 and fully reflect the dissolution of Rogers Communications Partnership. See “Accounting Policies”.

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FIVE-YEAR SUMMARY OF CONSOLIDATED FINANCIAL RESULTS

(In millions of dollars, except per share amounts, subscriber count results, churn, ABPU, ARPU, percentages, and ratios)	As at or years ended December 31
	2018	2017 [1]	2016 [2]	2015 [2]	2014 [2]
Revenue
Wireless	9,200	8,569	7,916	7,651	7,305
Cable [3]	3,932	3,894	3,871	3,870	3,867
Media	2,168	2,153	2,146	2,079	1,826
Corporate items and intercompany eliminations [3]	(204)	(247)	(231)	(186)	(148)
Total revenue	15,096	14,369	13,702	13,414	12,850
Total service revenue [4,5]	12,974	12,550	13,027	12,649
Adjusted EBITDA [6]
Wireless	4,090	3,726	3,262	3,217	3,232
Cable [3]	1,874	1,819	1,773	1,751	1,760
Media	196	127	159	167	125
Corporate items and intercompany eliminations [3]	(177)	(170)	(163)	(159)	(135)
Total adjusted EBITDA	5,983	5,502	5,031	4,976	4,982
Net income	2,059	1,845	835	1,342	1,341
Adjusted net income [6]	2,241	1,902	1,432	1,433	1,508
Cash provided by operating activities	4,288	3,938	3,957	3,747	3,698
Free cash flow [6]	1,771	1,685	1,705	1,676	1,437
Capital expenditures	2,790	2,436	2,352	2,440	2,366
Earnings per share
Basic	$4.00	$3.58	$1.62	$2.61	$2.60
Diluted	$3.99	$3.57	$1.62	$2.60	$2.56
Adjusted earnings per share [6]
Basic	$4.35	$3.69	$2.78	$2.78	$2.93
Diluted	$4.34	$3.68	$2.77	$2.77	$2.92
Statements of Financial Position:
Assets
Property, plant and equipment	11,780	11,143	10,749	10,997	10,655
Goodwill	3,905	3,905	3,905	3,905	3,897
Intangible assets	7,205	7,244	7,130	7,243	6,588
Investments	2,134	2,561	2,174	2,271	1,898
Other assets	6,894	5,637	4,384	4,773	3,498
Total assets	31,918	30,490	28,342	29,189	26,536
Liabilities and Shareholders’ Equity
Long-term liabilities	16,903	16,111	17,960	18,536	16,205
Current liabilities	6,836	6,883	5,113	5,017	4,920
Total liabilities	23,739	22,994	23,073	23,553	21,125
Shareholders’ equity	8,179	7,496	5,269	5,636	5,411
Total liabilities and shareholders’ equity	31,918	30,490	28,342	29,189	26,536
Subscriber count results (in thousands) [4]
Wireless subscribers	10,783	10,482	10,274	9,877	9,450
Internet subscribers	2,430	2,321	2,145	2,048	2,011
Television subscribers	1,685	1,740	1,820	1,896	2,024
Phone subscribers	1,116	1,108	1,094	1,090	1,150
Additional Wireless metrics [4]
Postpaid churn (monthly)	1.10%	1.20%	1.23%	1.27%	1.27%
Blended ABPU (monthly) [7]	$64.74	$62.31
Blended ARPU (monthly)	$55.64	$54.23	$60.42	$59.71	$59.41
Additional consolidated metrics
Revenue growth	5%	5%	2%	4%	1%
Adjusted EBITDA growth	9%	9%	1%	0%	2%
Dividends declared per share	$1.92	$1.92	$1.92	$1.92	$1.83
Dividend payout ratio of net income [4]	48.0%	53.6%	118.3%	73.6%	70.2%
Dividend payout ratio of free cash flow [4,6]	55.8%	58.6%	57.9%	58.9%	65.6%
Return on assets [4]	6.5%	6.1%	2.9%	4.6%	5.1%
Debt leverage ratio [6]	2.5	2.7	3.0	3.1	2.9

[1]	2017 reported figures have been restated applying IFRS 15. See “Accounting Policies”.
[2]	Amounts calculated on a basis consistent with our previous revenue recognition accounting policies prior to adopting IFRS 15.
[3]	These figures have been retrospectively amended as a result of our reportable segment realignment. See “Understanding Our Business”.
[4]	As defined. See “Key Performance Indicators”.
[5]

Total service revenue has not been presented for periods prior to 2015. We commenced reporting total service revenue as a key performance indicator in the fourth quarter of 2016. See “Key Performance Indicators”.

[6]

Adjusted EBITDA, adjusted net income, adjusted basic and diluted earnings per share, free cash flow, debt leverage ratio, and dividend payout ratio of free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[7]	Blended ABPU has not been presented for periods prior to 2017. We commenced using blended ABPU as a key performance indicator in the first quarter of 2018. See “Key Performance Indicators”.

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